Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PLUG POWER, INC.,

GINER ELX SUB, LLC,

GINER ELX MERGER SUB, INC.,

GINER ELX, INC.,

AND

GINER, INC.

as Stockholders’ Representative

Dated as of June 22, 2020

Page

Article I DEFINITIONS		2
1.1	Certain Definitions	2
1.2	Terms Defined Elsewhere in this Agreement	19
1.3	Other Definitional and Interpretive Matters	21
Article II The Merger; CLOSING		23
2.1	The Merger	23
2.2	Closing	23
2.3	Effective Time	23
2.4	Effects of the Merger	24
2.5	Organizational Documents of the Interim Corporation and the Surviving Company	24
2.6	Directors and Officers of the Interim Corporation and the Surviving Company	25
2.7	Conversion of Stock and Options	25
2.8	No Further Rights of Transfers	27
2.9	Lost Certificates	27
Article III MERGER CONSIDERATION		27
3.1	Exchange Procedures and Certificates; Closing Date Payments by Buyer	27
3.2	Adjustment to Closing Per Share Price	30
3.3	Earn-Out	33
3.4	Withholding	41
3.5	Allocation of Merger Consideration	41
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		42
4.1	Organization and Good Standing	42
4.2	Authorization of Agreement	42
4.3	Conflicts; Consents of Third Parties	43
4.4	Capitalization	43
4.5	Subsidiaries	44
4.6	Financial Statements	44

i

(Continued)

(Continued)

Page

Article VI COVENANTS		70
6.1	Access to Information	70
6.2	Conduct of the Business Pending the Closing	71
6.3	Regulatory Approvals	73
6.4	Further Assurances	75
6.5	Confidentiality	75
6.6	Indemnification, Exculpation and Insurance	75
6.7	Publicity	76
6.8	Tax Certificate	76
6.9	Exclusivity	76
6.10	Resignation of Directors and Officers	77
6.11	Section 280G Approvals	77
6.12	Termination of Affiliate Agreements	77
6.13	Release from Broker	78
Article VII CONDITIONS TO CLOSING		79
7.1	Conditions Precedent to Obligations of Buyer, Merger Sub, and the Company	79
7.2	Conditions Precedent to Obligations of Buyer and Merger Sub	79
7.3	Conditions Precedent to Obligations of the Company	81
Article VIII Indemnification		82
8.1	Survival	82
8.2	Indemnification of the Buyer Indemnified Parties	83
8.3	Indemnification of the Stockholder Indemnified Parties	85
8.4	Indemnification Procedures	86
8.5	Direct Claims	87
8.6	Treatment of Indemnification Claims	88
8.7	Calculation of Losses	88
8.8	Right to Bring Claim	89
8.9	Exclusion of Other Remedies	89
Article IX		89
TERMINATION		89

(Continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 22, 2020, by and among: (i) Plug Power, Inc., a Delaware corporation (“Buyer”); (ii) Giner ELX Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Buyer, (“LLC Sub”), (iii) Giner ELX Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of LLC Sub (“Merger Sub”); (iv) Giner ELX, Inc., a Delaware corporation (the “Company”); and (v) Giner, Inc., as the representative of the Stockholders (defined below) (the “Stockholders’ Representative”). Certain terms used in this Agreement are defined in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties desire that, subject to the terms and conditions hereof, Merger Sub, an indirect, wholly owned subsidiary of Buyer and a direct wholly owned subsidiary of LLC Sub, will merge with and into the Company pursuant to the Initial Step (as defined below) to form the Interim Corporation (as defined below), and such Interim Corporation shall merge with and into LLC Sub in the Subsequent Step (as defined below) to form the Surviving Company (as defined below) as a wholly-owned subsidiary of Buyer;

WHEREAS, the respective boards of directors of Buyer, Merger Sub, and the Company and the sole Member of LLC Sub have each have approved, adopted and, in the case of the Company and Merger Sub, recommended to their respective stockholders this Agreement, First Certificate of Merger and the Second Certificate of Merger, which contemplate the Merger (as defined below), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company has resolved to seek promptly the written consent of all stockholders of the Company who hold, in the aggregate, all shares of Common Stock entitled to vote to adopt and approve this Agreement and the Merger under the DGCL (the “Stockholder Approval”); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, (i) all Stockholders have executed a voting and support agreement with Buyer in the form attached hereto as Exhibit A (the “Voting and Support Agreement”), pursuant to which each such Stockholder has agreed, among other things, to vote for the approval of the Merger and to execute the written consent evidencing the Stockholder Approval and (ii) each individual or entity set forth on Schedule 2 has entered into a Restrictive Covenant Agreement.

WHEREAS, as a condition and material inducement to the willingness of Buyer to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, the Employees set forth on Schedule 1(a) (the “Management Employees”) have entered into employment arrangements, with Buyer or its Affiliate (the “Management Employee Employment Arrangements”); and

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

Article I

DEFINITIONS

1.1              Certain Definitions.

(a)            For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Adjusted Fully Diluted Shares” means (i) the Fully Diluted Shares minus (ii) the Options.

“Adjustment Escrow Amount” means $170,000, plus accrued interest thereon, if any, as provided in the Escrow Agreement, less amounts released therefrom in accordance with this Agreement and the Escrow Agreement.

“Adjustment Escrow Release Amount” means (a) the Adjustment Escrow Amount minus (b) the Net Negative Purchase Price Adjustment Amount (if any); provided that if this adjustment amount is a negative number, the Adjustment Escrow Release Amount will be $0.

“Adjustment Escrow Release Amount Per Share” means, if the Adjustment Escrow Release Amount is a positive number, (a) the Adjustment Escrow Release Amount divided by (b) the number of Adjusted Fully Diluted Shares.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Strike Price” means, for all Options, the aggregate amount payable by the holders of such Options in order to fully and validly exercise such Options.

“Business” means the business of manufacturing and supplying polymer electrolyte membrane (“PEM”) electrolyzer stacks and systems as conducted by the Company prior to the Closing.

“Business Day” means any day of the year other than a Saturday or a Sunday on which national banking institutions in New York, New York and Boston, Massachusetts, are open to the public for conducting business and are not required or authorized to close.

“Buyer Indemnified Parties” means Buyer, LLC Sub, Merger Sub and their respective directors, officers, managers, employees, agents, direct and indirect equityholders and each of their respective Affiliates (including, after the Closing, the Interim Corporation and Surviving Company), successors and assigns.

“Buyer Common Stock” means the common stock of Buyer, par value of $0.01 per share.

“Buyer Common Stock Price” means the average volume weighted price of Buyer Common Stock on the Nasdaq Capital Market for the 30-day trading period prior to the Closing Date as reported on Bloomberg.

“Buyer Common Stock Contingent Payment Price” means the average volume weighted price of Buyer Common Stock on the Nasdaq Capital Market for the 10-day trading period prior to the date such shares are issued as reported on Bloomberg.

“Buyer Warrants Common Stock Price” means the average volume weighted price of Buyer Common Stock on the Nasdaq Capital Market for the 10-day trading period prior to the date such warrants are issued as reported on Bloomberg. For the avoidance of doubt, if earned, the Earn-Out Warrants exercise price will be determined following the filing of Buyer’s Form 10-K filed with the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2023.

“Bylaws” means the Bylaws of the Company, as amended from time to time in accordance with their terms and conditions, as in effect on the date hereof.

“Cash” means all cash, cash equivalents, and marketable securities (however derived, including without limitation, from capital contributions, operations, financings, sales or condemnations, insurance proceeds, the exercise of options or extraordinary events) of the Company (including, for the avoidance of doubt, cash and checks previously received by the Company or its bank whether or not cleared and deposits in transit), in each case as determined in accordance with the Agreed Principles, and not including: (i) checks written but not cleared and (ii) Restricted Cash.

“Cash Target” means $148,000.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as amended from time to time in accordance with its terms and conditions, as in effect on the date hereof.

“Clayton Act” means the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Closing Cash Consideration” means, with respect to any Securityholder, an amount of cash equal to the product of (x) the Per Share Cash Consideration multiplied by (y) the number of Fully Diluted Shares held by such Securityholder.

“Closing Per Share Price” means an amount equal to the quotient of (x) the excess of (i) the Merger Consideration over (ii) the sum of (A) the Adjustment Escrow Amount plus (B)  the Indemnification Escrow Amount, divided by (y) the number of Fully Diluted Shares.

“Closing Stock Consideration” means, with respect to any Securityholder, the number of shares of Buyer Common Stock equal to the product of (x) the Per Share Buyer Common Stock Consideration multiplied by (y) the number of Fully Diluted Shares held by such Securityholder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means collectively, the Class A Common Stock of the Company, with a par value per share of $0.001, and the Class B Common Stock of the Company, with a par value per share of $0.001.

“Company Benefit Plan” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors, in each case which the Company sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer or director of the Company (or their spouses, dependents, or beneficiaries) or pursuant to which the Company has or may have any liability (including as an ERISA Affiliate).

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by, filed in or issued under the name of the Company.

“Company IT Systems” means all Software, computer systems, servers, hardware, network equipment, databases, websites, and other information technology systems that are used by the Company in the operation of the Business as of the Closing, whether owned, leased or licensed by the Company.

“Company Registered Intellectual Property” has the meaning set forth in Section 4.12(a).

“Company Transaction Expenses” means (a) the out-of-pocket costs, fees and expenses incurred by the Company (whether on behalf of the Company, or the Stockholders, or the Optionholders for which the Company is liable) in connection with the Transactions, including, without limitation, for investment bankers, third party consultants and legal counsel, (b) all transaction-related bonuses, severance payments, change in control payments, termination payments or other similar amounts paid or payable by the Company solely as a result of the consummation of the contemplated Transactions, (c) the employer portion of payroll taxes attributable to (i) the cash-out or exercise of any Options, (ii) the payment of any Company Transaction Expenses and (iii) any other payments by the Company attributable to the Transactions economically borne by the Stockholders, in each of clauses (c)(i) – (iii), the liability for which has accrued as of the Closing Date, (d) 50% of the R&W Policy Premium, 50% of the fees and expenses related to the Escrow Agent and (f) the cost of the D&O Tail Policy.

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any Debt, capital lease, dividend, letter of credit or other obligation, in each case of another Person, including any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (ii) any obligations with respect to drawn letters of credit, corporate credit cards or merchant services issued for the account of that Person; and (iii) all net obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

“Contingent Payment Amounts” means an amount in cash equal to the portion of the Escrow Amount that is from time to time distributable to the Stockholders in accordance with the terms of the Escrow Agreement.

“Contingent Per Share Amount” means an amount equal to the quotient obtained by dividing (i) the portion of any Contingent Payment Amounts that is from time to time distributable to the Securityholders, by (ii) the number of Adjusted Fully Diluted Shares.

“Contract” means any binding contract, agreement, indenture, blanket purchase agreement, grant, subaward, subcontract, intercompany agreement, work order, intercompany work order, teaming agreement, note, bond, mortgage, loan, instrument, lease, commitment, license, sublicense, undertaking, or understanding.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by Contract or otherwise.

“Debt” means, without duplication, all monetary obligations (including accrued interest and prepayment penalties or premiums related thereto) of the Company (including accounts payable or other amounts owed to Giner, Inc., H2B2 Electrolysis Technologies, Inc. (“H2B2”) and Giner Life Sciences, Inc. or their respective Affiliates, in each case net of the corresponding accounts receivable for such Person or their respective Affiliates (but in no case less than zero for any such Person)) (a) for borrowed money; (b) evidenced by notes, bonds, debentures, mortgages or similar instruments, but excluding letters of credit to the extent not drawn upon; (c) for the deferred purchase price of property or services, including, without limitation, any earn-outs calculated in accordance with GAAP and reimbursement and other obligations with respect to surety bonds and letters of credit; (d) created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) for the purchase, redemption, retirement, defeasal or other acquisition for value of any capital stock of the Company or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (f) any accrued and unpaid interest owing with respect to any indebtedness of a type described in clauses (a) or (b) and any prepayment premiums or fees related thereto, in each case, for the payment of which the Company is responsible or liable; (g) all obligations with respect to swap or hedging agreements or arrangements; (h) for Company Transaction Expenses which have not been paid on or prior to the Closing; (i) as lessee or lessees under leases that have been or should be recorded as capital leases in accordance with GAAP, (j) all Contingent Obligations and (k) Pre-Closing Taxes; and (l) all indebtedness of others referred to in clauses (a) through (k) above or otherwise guaranteed directly or indirectly in any manner by the Company, or in effect guaranteed directly or indirectly by the Company, and/or secured by a Lien on any assets or property of the Company; but in no event including (i) trade credit entered into in the Ordinary Course of Business due within one hundred eighty (180) days (other than with respect to Giner, Inc. and Giner Life Sciences as noted above) and (ii) any other liability or obligation to the extent taken into account in the calculation of Net Working Capital, in all cases determined in accordance with the Agreed Principles.

“Dissenting Share Payments” means (i) any payment in respect of Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and (ii) any Losses, including attorneys’ fees, costs and expenses in connection with any claim, action or proceeding or in connection with any investigation, in respect of any Dissenting Shares.

“Earn-Out Criteria” means the, collectively, Allagash Earn-Out Criteria (as defined in Schedule 3.3) and the criteria set forth in Section 3.3(b) and 3.3(c).

“Earn-Out End Dates” means, collectively, the Allagash Earn-Out End Date, the Customer Earn-Out End Date, the 2021 Earn-Out End Date, the 2022 Earn-Out End Date, and the 2023 Earn-Out End Date.

“Earn-Out Obligation Per Share Amount” means an amount equal to the quotient obtained by dividing (i) the portion of any Earn-Out Obligation that is from time to time distributable to the Securityholders (if any, in accordance with Section 3.3, including as may be reduced by any Earn-Out Expenses) by (ii) the number of Fully Diluted Shares.

“Enterprise Value” means Forty-Two Million Dollars $42,000,000.

“Environmental Law” means any Law relating to: (a)  pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human or worker health or safety (as it relates to exposure to Hazardous Materials), or the environment; or (b) the presence, Release, management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of, or exposure to, any Hazardous Material. The term “Environmental Law” includes, without limitation, the following (as amended, and including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means that certain Escrow Agreement, to be dated on or about the Closing Date, by and among the Stockholders’ Representative, Buyer and the Escrow Agent, substantially in the form attached hereto as Exhibit B.

“Escrow Amount” means the Adjustment Escrow Amount and the Indemnification Escrow Amount.

“Estimated Cash Adjustment” means (i) if the Estimated Cash is less than the Cash Target, the amount, if any, by which the Cash Target exceeds the Estimated Cash, which amount shall be expressed as a negative number; (ii) if the Estimated Cash is greater than the Cash Target, the amount, if any, by which the Estimated Cash exceeds the Cash Target, which amount shall be expressed as a positive number; or (iii) if the Estimated Cash is equal to the Cash Target, zero.

“Estimated Closing Net Contract Position” means $1,631,600, which reflects the Company’s best estimate as of the Closing Date for the Net Contract Position.

“Estimated Working Capital Adjustment” means (i) if the Estimated Working Capital exceeds the Net Working Capital Peg, the amount, if any, by which the Estimated Working Capital exceeds the Net Working Capital Peg, which amount shall be expressed as a positive number, (ii) if the Estimated Working Capital is less than the Net Working Capital Peg, the amount, if any, by which the Net Working Capital Peg exceeds the Estimated Working Capital, which amount shall be expressed as a negative number, or (iii) if the Estimated Working Capital is equal to the Net Working Capital Peg, zero.

“Final Cash” means the lesser of (A) the Cash Target or (B) Closing Cash (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if a Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c), (i) as agreed by the Stockholders’ Representative and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Cash be more than the Stockholders’ Representative’s calculation of Closing Cash delivered pursuant to Section 3.2(c) or less than Buyer’s calculation of Closing Cash delivered pursuant to Section 3.2(b).

“Final Cash Adjustment” means the amount, which may be positive or negative, equal to the Final Cash minus the Estimated Cash.

“Final Closing Net Contract Position” means the Closing Net Contract Position (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if a Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c), (i) as agreed by the Stockholders’ Representative and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Net Contract Position be more than Buyer’s calculation of Closing Net Contract Position delivered pursuant to Section 3.2(b) or less than the Stockholders’ Representative’s calculation of Closing Net Contract Position delivered pursuant to Section 3.2(c).

“Final Net Contract Position Adjustment” means the amount, which may be positive or negative, equal to the Final Closing Net Contract Position minus the Estimated Closing Net Contract Position; provided, however, that (i) in no event shall there be a Final Net Contract Position Adjustment if the absolute value of such amount does not exceed $326,320 (which is equal to twenty percent (20%) the Estimated Closing Net Contract Position) (the “Net Contact Position Adjustment Collar”) and (ii) if such amount exceeds the Net Contract Position Adjustment Collar, the positive or negative Final Net Contract Position Adjustment shall be equal to only the positive or negative amount, as applicable, by which such amount exceeds the Net Contract Position Adjustment Collar.

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Final Debt” means Closing Debt (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if a Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c), (i) as agreed by the Stockholders’ Representative and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Debt be more than Buyer’s calculation of Closing Debt delivered pursuant to Section 3.2(b) or less than the Stockholders’ Representative’s calculation of Closing Debt delivered pursuant to Section 3.2(c).

“Final Debt Adjustment” means the amount, which may be positive or negative, equal to the Final Debt minus the Estimated Debt.

“Final Working Capital” means Closing Working Capital (a) as shown in Buyer’s calculation delivered pursuant to Section 3.2(b) if no Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c); or (b) if a Dispute Notice with respect thereto is duly delivered pursuant to Section 3.2(c), (i) as agreed by the Stockholders’ Representative and Buyer pursuant to Section 3.2(d) or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 3.2(d); provided, however, that in no event shall Final Working Capital be more than the Stockholders’ Representative’s calculation of Closing Working Capital delivered pursuant to Section 3.2(c) or less than Buyer’s calculation of Closing Working Capital delivered pursuant to Section 3.2(b).

“Final Working Capital Adjustment” means the amount, which may be positive or negative, equal to (i) if the Final Working Capital exceeds the Estimated Working Capital, the amount by which the Final Working Capital exceeds the Estimated Working Capital, which amount shall be expressed as a positive number, (ii) if the Final Working Capital is less than the Estimated Working Capital, the amount by which the Estimated Working Capital exceeds the Final Working Capital, which amount shall be expressed as a negative number, or (iii) if the Final Working Capital is equal to the Estimated Working Capital, zero.

“Fully Diluted Shares” means the aggregate number of shares of Common Stock outstanding immediately prior to the First Effective Time (other than shares of Common Stock owned by the Company), plus the aggregate number of shares of Common Stock issuable pursuant to Options that are outstanding immediately prior to the First Effective Time.

“Funded Debt” means, without duplication, all monetary obligations (including accrued interest and prepayment penalties or premiums related thereto) of the Company (including accounts payable owed to Giner, Inc., H2B2 Electrolysis Technologies, Inc. and Giner Life Sciences, Inc., net of accounts receivable from Giner, Inc., H2B2 Electrolysis Technologies, Inc. and Giner Life Sciences, Inc.) (a) for borrowed money; (b) evidenced by notes, bonds, debentures, mortgages or similar instruments, but excluding letters of credit to the extent not drawn upon; (c) as lessee or lessees under leases that have been or should be recorded as capital leases in accordance with GAAP; (d) the deferred and contingent payments associated with the Company’s previous acquisitions in accordance with GAAP and reimbursement and other obligations with respect to surety bonds and letters of credit and (e) for Company Transaction Expenses which have not been paid on or prior to the Closing, but in no event including (i) trade credit entered into in the Ordinary Course of Business due within one hundred eighty (180) days (other than with respect to Giner, Inc. and Giner Life Sciences as noted above) and (ii) any other liability or obligation, in each case, to the extent taken into account in the calculation of Net Working Capital, in all cases determined in accordance with the Agreed Principles.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof, consistently applied.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local, foreign, international or supranational, or any agency, instrumentality or authority thereof, or any court, commission, tribunal, or arbitrator (public or private).

“Hazardous Material” means any material, substance, chemical or waste regulated, or with respect to which liability or standards of conduct may be imposed, pursuant to any Environmental Law, and includes crude oil or any fraction thereof, petroleum, petroleum based products, medical or infectious waste, asbestos, asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, toxic mold, mycotoxins, and per- or polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnification Escrow Amount” means Two Hundred Ten Thousand Dollars ($210,000), plus accrued interest thereon, if any, as provided in the Escrow Agreement, less amounts released therefrom in accordance with this Agreement and the Escrow Agreement.

“Indemnification Escrow Release Amount” means the portion of the Indemnification Escrow Amount that is from time to time distributable to the Stockholders in accordance with the terms of the Escrow Agreement and this Agreement.

“Indemnification Escrow Release Amount Per Share” means (a) the Indemnification Escrow Release Amount divided by (b) the number of Adjusted Fully Diluted Shares.

“Indemnified Parties” means, as applicable in the context, the Buyer Indemnified Parties or the Stockholder Indemnified Parties.

“Indemnified Taxes” means (i) any Pre-Closing Taxes, (ii) any Taxes for which the Company is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of U.S. state, local or non-U.S. Tax Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, (iii) any Taxes of another Person for which the Company is held liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify any such Person, by Contract by operation of Law, or otherwise, (iv) any Taxes that are allocated to the Stockholders pursuant to Section 10.1, and (v) any payroll Taxes described in clause (c) of the definition of Company Transaction Expenses. For the avoidance of doubt, Indemnified Taxes shall be calculated without regard to any carryback to a Pre-Closing Tax Period of any loss, credit or other tax benefit arising in a taxable period beginning after the Closing.

“Indemnifying Party Pro Rata Share” means, with respect to any Stockholder, the percentage equal to the quotient of (i) the number of shares of Common Stock owned by such Stockholder divided by (ii) the number of shares of Common Stock owned by all Stockholders. The sum of “Indemnifying Party Pro Rata Share” of all Stockholders shall, for the avoidance of doubt, equal 100%.

“Intellectual Property” means any and all of the following, as they exist in any jurisdiction throughout the world: (i) patents, patent applications of any kind and patent rights (collectively, “Patents”); (ii) registered and unregistered trademarks, service marks, trade names, trade dress, corporate names, logos, packaging designs, slogans, rights to social media accounts, and other indicia of source, origin or quality (collectively, “Marks”); (iii) copyrights in both published and unpublished works (including all compilations, databases and computer programs, manuals and other documentation and all derivatives, translations, adaptations and combinations of the above) and registrations and applications for registration of any of the foregoing (collectively, “Copyrights”); (iv) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible (including confidential customer and supplier lists, customer and supplier records, pricing and cost information, reports, methods, methodologies, technical information, proprietary business information, processes, plans, drawings, blue prints, know-how, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), ideas, research in progress, algorithms, data, databases, and collections of data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, testing procedures, testing results and business, financial, sales and marketing plans) and rights in the foregoing under applicable trade secret Law in the foregoing (collectively, “Trade Secrets”); (v) any computer program, operating system, applications system, firmware or software code of any nature, whether in source code or object code form (“Software”), and data and databases; (vi) rights of publicity, and any moral rights or similar rights throughout the world; (vii) Internet domain names; (viii) any and all other intellectual property rights and/or proprietary rights; (ix) all goodwill associated with or symbolized by any of the foregoing; (x) the right to sue or otherwise recover for any and all past, present and future infringements and misappropriations thereof, and all income, royalties, damages and other payments now and hereafter due or payable with respect thereto; and (xi) all registrations, applications for registration, filings and issuances of any of the foregoing.

“Interest Rate” means (x) the rate of interest published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks during the period from the date that payment is due to the date of payment, plus (y) two percent (2.0%).

“International Trade Laws and Regulations” means all applicable Law concerning the import, export, or re-export of products, software, services, or technology, transactions involving foreign persons, and transactions in a country other than the United States, including (a) the Tariff Act of 1930, as amended, and other laws or regulations administered or enforced by the U.S. Customs and Border Protection; (b) the Export Administration Regulations (including antiboycott regulations); (c) the International Emergency Economic Powers Act; (d) the Arms Export Control Act; (e) the Trading with the Enemy Act; (f) the International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130; (g) any other export controls administered by an agency of the U.S. government; (h) embargoes and trade restrictions promulgated under Executive Orders of the President or administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Department of Commerce or the U.S. Department of State; and (i) all other applicable import, export and economic sanctions laws or regulations in the countries in which the Company conducts business.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry of direct reports, of Paul Middleton, Keith Schmid, and Kozeta LaVenture.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of direct reports, of any of Andrew R. Belt and Cortney K. Mittelsteadt.

“Law” means any law, statute, code, ordinance, rule, regulation, directive, guidance, controlling interpretation, Order or other legal requirement of any Governmental Body.

“Leased Real Property” means the real property leased, subleased or licensed by the Company as tenant, subtenant, licensee or other similar party used in connection with the Business, together with, to the extent leased, licensed or owned by the Company or used in connection with the Business, and all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Legal Proceeding” means any judicial, administrative or arbitral actions, investigation, suits or proceedings (public or private) by or before a Governmental Body.

“Liabilities” means any and all debts, liabilities, commitments and obligations, whether contingent, fixed or absolute, direct or indirect, accrued or unaccrued, asserted or unasserted, matured or unmatured, liquidated or unliquidated, known or unknown, due or to become due, or determined or determinable, and regardless of whether arising out of or based upon any Contract, Law, tort, strict liability or otherwise.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, license, sublicense, encumbrance, levy, mortgage, easement, option, right of first refusal or first offer, right of way, deed of restriction, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, and any lease in the nature of a security interest.

“Losses” means any liabilities, Taxes, deficiencies, Orders, assessments, damages, dues, penalties, fines, fees, interest, amounts paid in settlement, losses, costs and expenses (including reasonable attorneys’ and accountants’ fees and other experts or other expenses of investigation, litigation, Actions or other proceedings or of any claim, default or assessment). Notwithstanding anything to the contrary herein, “Losses” shall exclude punitive damages except to the extent actually paid to a third party.

“Material Adverse Effect” means any effect, change, event, occurrence, development or circumstance (any such item, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on (i) the condition (financial or otherwise), business or results of operations of the Company, or (ii) the ability of the Company to consummate the Transactions; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or will be a Material Adverse Effect: (a) any Effect affecting the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including without limitation (i) changes in interest or exchange rates or (ii) Effects after the date hereof of an epidemic, pandemic or disease outbreak including, without limitation, the COVID-19 virus and any local, state, federal or international governmental responses thereto) after the date hereof; (b) any Effect affecting the industries in which the Company conducts business; (c) any Effect arising in connection with earthquakes, natural disasters or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war (including cybercrimes) or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof; (d) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (e) the announcement or pendency of any of the Transactions or the identity of the Buyer; or (f) any change in Law or GAAP; unless, in the cases of clauses (a), (b), (c) or (f) above, such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business or results of operations of the Company, taken as a whole, relative to other affected participants in the industries in which the Company conducts business (in which case, only the incremental disproportionate impact shall be taken into account in determining whether there has been a Material Adverse Effect).

“Merger Consideration” means the Enterprise Value, plus the Estimated Cash Adjustment (which may be positive, negative or zero), plus the Estimated Working Capital Adjustment (which may be positive or negative), plus the Aggregate Strike Price, minus the Estimated Debt.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Net Contract Position” means, as of any the time of determination, the aggregate variable cash cost remaining to complete any Specified Contract (shown as “Forward Cash Gain/(Loss) with respect to the Specified Contracts in Row J of Schedule 1(b)) which is calculated as the excess (which may be positive or negative) of (i) the Company’s rights under such Contracts as of the Closing to additional cash receipts for work under such Contract (shown as the “Remaining Balance” for each such Specified Contract in Row E of Schedule 1(b)) over (ii) the estimated cash cost of goods outlays required by the Company to complete its obligations under each such Contract (shown as the “Cost to Complete” in Row G of Schedule 1(b)), which is identified on Schedule 1(b) at the intersection of column labeled “J” and row labeled “11”, in each case such calculation being made in a manner consistent with the methodology used by the Company in preparing the amounts set forth on Schedule 1(b).

“Net Exercise Value” means, for any Option outstanding immediately prior to the First Effective Time, (a) the Per Share Consideration, minus (b) the per share exercise price with respect to such Option.

“Net Positive Purchase Price Adjustment Amount Per Share” means (a) the Net Positive Purchase Price Adjustment Amount divided by (b) the Adjusted Fully Diluted Shares.

“Net Working Capital” means (a) the consolidated current assets of the Company (excluding (i) Cash, (ii) any account receivable owing from H2B2 or its Affiliates as of the Closing and (iii) any current or deferred Tax assets), reduced by (b) the consolidated current liabilities of the Company (excluding any deferred tax liabilities), in each case, as determined in accordance with GAAP and to the extent consistent with GAAP, in accordance with the calculations, principles, accounting methods, policies, practices, procedures, classifications, conventions, categorizations, definitions, judgments, assumptions, techniques, methodologies, and estimation methods (including as they relate to the nature of accounts, calculation of levels or reserves or levels of accruals) set forth on Section 1.1(a)(i) of the Company Disclosure Schedule and without giving effect to the Transactions (the “Agreed Principles”); provided, however, that if Section 1.1(a)(i) of the Company Disclosure Schedule is inconsistent with GAAP, this Agreement and/or Section 1.1(a)(i) of the Company Disclosure Schedule, as applicable, shall control. Notwithstanding anything to the contrary contained herein, in no event shall “Net Working Capital” include Company Transaction Expenses, Debt, or payables and receivables to and from Giner, Inc. or its Affiliates, only to the extent included as Debt, Contingent Obligations or Transaction Expenses.

“Net Working Capital Peg” means $1,785,000.

“Option” means any outstanding option to purchase Common Stock, including any options issued and outstanding pursuant to an Equity Plan.

“Optionholder” means a holder of an Option.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the Company consistent with past practice.

“Per Share Adjustment Escrow Amount” means the quotient of (i) the Adjustment Escrow Amount divided by (ii) the Adjusted Fully-Diluted Shares.

“Per Share Buyer Common Stock Consideration” means an amount in Buyer Common Stock equal to the quotient of (i) the Stock Merger Consideration divided by (ii) the Fully Diluted Shares.

“Per Share Buyer Common Stock Value” means the product of (A) the Per Share Buyer Common Stock Consideration multiplied by (B) the Buyer Common Stock Price.

“Per Share Cash Consideration” means an amount in cash equal to (A) the Per Share Consideration minus (B) the Per Share Buyer Common Stock Value minus the Per Share Adjustment Escrow Amount minus the Per Share Indemnification Escrow Amount.

“Per Share Consideration” means an amount equal to the quotient of (i) the Merger Consideration divided by (ii) the Fully Diluted Shares.

“Per Share Indemnification Escrow Amount” means the quotient of (i) the Indemnification Escrow Amount divided by (ii) the Adjusted Fully-Diluted Shares.

“Permits” means any approvals, authorizations, clearances, consents, licenses, permits qualifications, registrations, or certificates of, with or required to be issued by a Governmental Body.

“Permitted Exceptions” means (a) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the Ordinary Course of Business so long as they do not materially impair the use, occupancy, value or marketability of the related property or other assets in the operation of the business by the Company; (b) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceeds and for which adequate reserves have been established in the Financial Statements in accordance with GAAP; and (c) inchoate Liens securing claims or demands of materialmen, artisans, mechanics, carriers, warehousemen, landlords and other like Persons arising in the Ordinary Course of Business and imposed without action of such parties; provided, that the payment thereof is not yet delinquent; and (d) non-exclusive rights granted by the Company to third Persons under Company Intellectual Property in the Ordinary Course of Business.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personal Information” means all information defined or described by the Company as “personal data”, “personal information”, “personally identifiable information”, “protected health information,” “PHI,” “PII,” or any similar term in the Company’s privacy policies or other public-facing statement, or any information that is reasonably capable of being associated with an individual consumer, including information that identifies, or could reasonably be used to identify (alone or in combination with other information) or is otherwise identifiable with a natural person. “Personal Information” includes information in any form, including paper, electronic and other forms.

“Pre-Closing Tax Period” means (i) any taxable period or portion of a period ending on or before the Closing Date, and (ii) the portion of any Straddle Period beginning on the first (1st) day of such Straddle Period and ending on (and including) the Closing Date.

“Pre-Closing Taxes” means Taxes of the Company relating to any Pre-Closing Tax Period (determined in accordance with Section 11.2), including any Taxes with respect to deferred revenues arising in any Pre-Closing Tax Period, regardless of when recognized for income tax purposes, provided, for the avoidance of doubt, any available Tax attributes of the Company shall reduce such amounts (but not below zero).

“Pro Rata Share” means, with respect to any Securityholder, the percentage equal to the quotient of (i) the number of Fully Diluted Shares owned by such Securityholder divided by (ii) the number of Fully Diluted Shares owned by all Securityholders. The sum of “Pro Rata Share” of all Securityholders shall, for the avoidance of doubt, equal 100%.

“R&W Insurance Policy” means buyer-side representations and warranties insurance policy No. 100038100 bound with the R&W Insurer, with the terms and conditions set forth in the R&W Policy Binder.

“R&W Insurer” means QBE Specialty Insurance Company.

“R&W Policy Binder” means the binder agreement for the R&W Insurance Policy, dated as of the date hereof, and related final form of R&W Insurance Policy.

“R&W Policy Premium” means the premiums related to, and all other costs and expenses (including broker fees, taxes and fees required by law, underwriting fees, and any other insurer or broker charges) relating to the origination of the R&W Insurance Policy.

“Real Property Leases” means the real property leases, subleases, licenses or other similar agreements for the leasing, use or occupancy by the Company of Leased Real Property, including all amendments, extensions, renewals, guarantees with respect thereto.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, abandonment, leaching, migrating or disposing into or through the indoor or outdoor environment.

“Requisite Holders” means 100% of the Stockholders.

“Restricted Cash” means, without duplication, (i) cash held outside of the United States, (ii) any other amounts identified on the Financial Statements as “Restricted Cash” and (iii) any security or similar deposits and any deposits or cash held as collateral in respect of outstanding letters of credit.

“Securityholders” means Stockholders and Optionholders collectively.

“Senior Lenders” means the lenders, holders of loans and their respective agents and assignees, in each case, under the Senior Loan Agreement.

“Senior Loan Agreement” means that certain Loan and Security Agreement, dated as of March 29, 2019, by and among Buyer, Emerging Power Inc., a Delaware corporation, Emerging Power Inc., a Delaware corporation and Generate PPL SPV I, LLC, as assignee of Generate Lending, LLC (as amended, supplemented or otherwise modified, amended and restated, replaced or refinanced).

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder.

“Specified Contracts” mean those contracts of the Contracts listed on Schedule 1(b).

“Stock Merger Consideration” means a number of shares of Buyer Common Stock equal to the quotient of (i) the product of (a) forty percent (40%) multiplied by (b) the Enterprise Value divided by (ii) the Buyer Common Stock Price.

“Stock Merger Consideration Value” means the product of the Stock Merger Consideration multiplied by the Buyer Common Stock Price.

“Stockholder Indemnified Parties” means the Securityholders (other than Buyer or its Affiliates).

“Stockholder Indemnifying Parties” means the Stockholders (other than Buyer and its Affiliates) and the Company (prior to the Closing). For the avoidance of doubt, the Stockholder Indemnifying Parties shall expressly exclude the Company (after the Closing) or Buyer.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Tax” or “Taxes” means: (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, alternative or add-on minimum, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, premium, escheat and unclaimed property, imputed underpayment, property and estimated taxes, taxes relating to or arising from Section 409A of the Code, environmental, national insurance tax, health tax, customs duties, fees, assessments and charges of any kind in the nature of a tax; and (b) all interest, penalties, fines, additions to tax or additional amounts imposed in connection with any item described in clause (a) of this definition.

“Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company or any of its respective Affiliates.

“Taxing Authority” means the IRS and any other Governmental Body exercising any authority to impose, assess or collect any Tax or any other authority exercising Tax regulatory authority.

“Threshold” means an amount equal to Two Hundred Ten Thousand Dollars ($210,000).

“Transaction Documents” means this Agreement, the Escrow Agreement, the Letters of Transmittal, the Transition Services Agreement, the Amended and Restated Assignment and License Agreement and all other agreements and instruments to be executed by Buyer, Merger Sub, the Company and/or the Stockholders’ Representative at or prior to the Closing pursuant to this Agreement provided that no amendment to or document agreement or instrument delivered by the Senior Lender under the Senior Loan Agreement shall be deemed a Transaction Document.

“Transactions” means the transactions contemplated by the Transaction Documents.

1.3             Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
2021 Earn-Out Deficiency	3.3(c)(i)
2022 Earn-Out Deficiency	3.3(c)(ii)
2021 Earn-Out Period	3.3(c)(i)
2022 Earn-Out Period	3.3(c)(ii)
2023 Earn-Out Period	3.3(c)(iii)
2021 Revenue Earn-Out Obligation	3.3(c)(i)
2022 Revenue Earn-Out Obligation	3.3(c)(ii)
2023 Revenue Earn-Out Obligation	3.3(c)(iii)
2021 Revenue Earn-Out Target	3.3(c)(i)
2022 Revenue Earn-Out Target	3.3(c)(ii)
2023 Revenue Earn-Out Target	3.3(c)(iii)
Agent	6.9
Agreed Principles	1.1(a) (in definition of Net Working Capital)
Agreement	Preamble
Allagash Earn-Out Obligation	3.3(a)
Allagash Earn-Out End Date	3.3(a)
Allocation Statement	3.2(a)
Ancillary Lease Documents	4.10(b)
Anti-Bribery Laws	4.23
Balance Sheet	4.7
Balance Sheet Date	4.7
Bayh Dole Laws	4.12(m)
Buyer	Preamble
Buyer Documents	5.2
Certificates	2.7(a)
Charges	10.11(d)
Closing	2.2
Closing Cash	3.2(b)
Closing Net Contract Position	3.2(b)
Closing Date	2.2
Closing Debt	3.2(b)
Closing Statement	3.2(b)
Closing Working Capital	3.2(b)
Company	Preamble
Company Disclosure Schedule	Article IV
Company Documents	4.2
Company Equity Incentive Plans	6.14
Company Government Contract	4.28(a)

Term	Section
Confidentiality Agreement	6.5
Customer Earn-Out Obligation	3.3(b)
Customer Earn-Out End Date	3.3(b)
DGCL	Recitals
DLLCA	Recitals
Dispute Notice	3.2(c)
D&O Tail Policy	6.6
DTC Information	3.1(a)
Earn-Out Consideration	3.3(a)
Earn-Out Obligation(s)	3.3
Earn-Out Obligation Determination	3.3(d)
Earn-Out Spreadsheet	3.3(i)
Effect	1.1(a) (in definition of Material Adverse Effect)
Effective Time	2.3
Estimated Cash	3.2(a)
Estimated Debt	3.2(a)
Estimated Statement	3.2(a)
Estimated Working Capital	3.2(a)
Export Approvals	4.25(b)
Final Earn-Out Obligation Determination	3.3(d)
Financial Statements	4.6(a)
First Certificate of Merger	2.3
First Effective Time	2.3
Fraud	8.2(a)
Government Contract	4.13(a)
Independent Accountant	3.2(d)
Independent Third Party	3.3(d)
Initial Step	2.1(a)
Interim Corporation	2.1(a)
Letter of Transmittal	3.1(a)
Management Employees	Recitals
Management Employee Employment Arrangements	Recitals
Material Contracts	4.13(a)
Merger	2.1(a)
Merger Sub	Preamble
Net Negative Purchase Price Adjustment Amount	3.2(e)
Net Positive Purchase Price Adjustment Amount	3.2(e)
Payoff Debt	3.1(e)
Payoff Letters	3.1(e)
Privacy Laws and Requirements	4.24(a)
Private Placement Representations	3.1(a)
Proposal	6.9
Purchase Price Adjustment	3.2(e)

Term	Section
Registration Rights Agreement	Recitals
Related Persons	4.28
Release Letter	7.2(d)(xiii)
Revenue Earn-Out Obligation(s)	3.3(c)
SEC Reports	5.7
Second Certificate of Merger	2.3
Section	1.3(a)(v)
Section 280G	6.11
Stockholders’ Representative	Preamble
Specified Documents	10.4
Stockholder	2.7(a)
Stockholder Approval	Recitals
Subsequent Step	2.1(a)
Survival Date	8.1
Surviving Company	2.1(a)
Tax Claim	11.3
Termination Date	9.1(a)
Third Party Claim	8.4(a)
Top Customers	4.13(a)(xv)
Top Suppliers	4.13(a)(xvi)
Waived Payments	6.11
Voting and Support Agreement	Recitals
WARN ACT	4.15(j)

1.4             Other Definitional and Interpretive Matters.

(a)            Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)              Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii)             Dollars. Any reference in this Agreement to “$”, “dollars” or “dollar” shall mean U.S. dollars. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Exhibits or the Company Disclosure Schedule is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in the Company Disclosure Schedule) is or is not material for purposes of this Agreement.

(iii)            Exhibits/Schedules. The Exhibits to this Agreement and the Company Disclosure Schedule are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and the Company Disclosure Schedule annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Section of the Company Disclosure Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv)            Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v)             Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi)            Herein. The words “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii)          Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii)          Made Available. Any reference in this Agreement to “made available” means a document or other item of information that was provided to Buyer and its representatives on or before 8:00 AM Eastern time on the third (3rd) Business Day immediately preceding the date hereof in the ShareFile’s virtual data room managed by Coady Diemar Partners, LLC in connection with the Transactions.

(ix)             Cash. Any reference in this Agreement to “cash”, shall mean U.S. dollars.

(b)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Article II

The Merger; CLOSING

2.1             The Merger.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, on the Closing Date, Buyer, LLC Sub, Merger Sub and the Company shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation (the “Initial Step”). Immediately following the Initial Step, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Initial Step (the “Interim Corporation”). As a result of the Initial Step, the Company shall become a wholly owned subsidiary of LLC Sub. Immediately following the Initial Step, the Interim Corporation shall be merged with and into LLC Sub (the “Subsequent Step” and collectively or in seriatim with the Initial Step, as appropriate, the “Merger”), with LLC Sub (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) surviving such Subsequent Step, and the separate corporate existence of the Interim Corporation shall cease.

(b)           Upon consummation of the Initial Step, the separate corporate existence of Merger Sub shall cease, and the Company as the surviving Interim Corporation shall continue its corporate existence as a wholly owned subsidiary of LLC Sub. Upon consummation of the Subsequent Step, the separate corporate existence of the Interim Corporation shall cease, and LLC Sub as the surviving entity of the Subsequent Step shall continue its limited liability company existence as a wholly owned subsidiary of Buyer.

2.2             Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Eastern Time) at the offices of Goodwin Procter LLP, 620 Eighth Ave, New York, NY 10018 (a) a date to be specified by the parties hereto, which date shall be no later than the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing); or (b) such other time, date or place as may be agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. For the avoidance of doubt, Closing may occur remotely by e-mail or other electronic exchange of documents, including in .pdf format.

2.3             Effective Time. The Merger shall be consummated in accordance with this Agreement and applicable Law and evidenced by (i) a Certificate of Merger between Merger Sub and the Company in the form of Exhibit C-1 (the “First Certificate of Merger”), such Initial Step to be consummated immediately upon filing (the “First Effective Time”), and (ii) subsequently, immediately after filing the First Certificate of Merger, a Certificate of Merger between LLC Sub and the Interim Corporation in the form of Exhibit C-2 (the “Second Certificate of Merger”), such Subsequent Step to be consummated immediately after the First Effective Time or at such later time as may be agreed by Buyer, LLC Sub and the Company in writing and specified in the Second Certificate of Merger (the “Effective Time”). Subject to the satisfaction or waiver of all of the conditions set forth in Article VII of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, Buyer, LLC Sub, Merger Sub and the Company shall cause the First Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL, and subsequently thereto, Buyer, LLC Sub and the Interim Corporation shall cause the Second Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA. The Initial Step shall become effective at the time when the First Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, and the Subsequent Step shall become effective at the Effective Time.

2.4             Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement, and the First Certificate of Merger and Second Certificate of Merger. Without limiting the generality of the foregoing and subject thereto, (i) at the First Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub shall vest in the Interim Corporation, and all debts, liabilities and duties of Merger Sub shall become the debts, liabilities and duties of the Interim Corporation and (ii) at the Effective Time, all the property, rights, privileges, powers and franchises of the Interim Corporation shall vest in the Surviving Company, and all debts, liabilities and duties of the Interim Corporation shall become the debts, liabilities and duties of the Surviving Company. For U.S. federal income Tax purposes, the parties (i) intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder and (ii) adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g). Each party hereto shall prepare its Tax Returns relating to the Merger in a manner consistent with the foregoing intent and Section 11.9, unless otherwise required by a final “determination” within the meaning of Section 1313 of the Code.

2.5             Organizational Documents of the Interim Corporation and the Surviving Company. At the First Effective Time, (i) the certificate of incorporation of the Company as in effect immediately prior to the First Effective Time shall be amended and restated as set forth in the First Certificate of Merger, until thereafter amended in accordance with its terms and as provided by applicable Law, and (ii) the bylaws of the Company as in effect immediately prior to the First Effective Time shall be amended and restated to be identical to the bylaws of Merger Sub in effect immediately prior to the First Effective Time, except that references to the name of Merger Sub shall be replaced with references to the name of the Company, until thereafter amended as provided therein or by applicable Law. At the Effective Time, (i) the certificate of formation of LLC Sub as in effect immediately prior to the Effective Time shall become the certificate of formation of the Surviving Company, until thereafter amended as provided by applicable Law, and (ii) the limited liability company operating agreement of LLC Sub as in effect immediately prior to the Effective Time shall become the limited liability company operating agreement of the Surviving Company, until thereafter amended as provided by applicable Law (and subject to Section 6.6 hereof).

2.6             Directors and Officers of the Interim Corporation and the Surviving Company.

(a)            The directors and officers of the Merger Sub immediately prior to the First Effective Time shall be the directors and officers of the Interim Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b)            Buyer or its direct or indirect wholly owned subsidiary shall be the sole member and sole “manager” as such term is used in by the DLLCA of the Surviving Company. The directors of Interim Corporation immediately prior to the Effective Time shall resign as of immediately prior to the Effective Time. The officers of the Interim Corporation immediately prior to the Effective Time shall be the officers of the Surviving Company as of immediately after the Effective Time, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, in each case in accordance with the limited liability company operating agreement of the Surviving Company.

2.7             Conversion of Stock and Options.

(a)            At the First Effective Time, by virtue of the Initial Step and without any action on the part of any holder of Common Stock, subject to the adjustment provisions of Section 3.2, each share of Common Stock issued and outstanding immediately prior to the First Effective Time (other than shares of Common Stock (i) to be canceled in accordance with Section 2.7(d), or (ii) held by any Stockholder who is entitled to and properly demands an appraisal of such shares pursuant to, and complies in all respects with the relevant provisions of, the DGCL (the “Dissenting Shares”)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (A) the Per Share Cash Consideration, payable to the holder thereof without interest in accordance with Section 3.1 (B) the Per Share Buyer Common Stock Consideration, payable to the holder thereof without interest in accordance with Section 3.1, (C) the Contingent Per Share Amount, if any, if and when distributed, in accordance with the terms of this Agreement and the Escrow Agreement, and (D) the Earn-Out Obligation Per Share Amount, if any, if and when distributed, in accordance with Section 3.3 (collectively, the “Aggregate Per Share Consideration”). From and after the First Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of Common Stock (a “Stockholder”) shall cease to have any rights with respect thereto, except the right to receive the Aggregate Per Share Consideration. Any Dissenting Share shall not be converted into or represent a right to receive the Aggregate Per Share Consideration pursuant to this Section 2.7(a), but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under Section 262 of the DGCL. From and after the First Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Company. Notwithstanding the provisions of this Section 2.7(a), if any holder of Common Stock who demands appraisal or purchase of such shares under Section 262 of the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal or purchase, as of the later of the First Effective Time and the occurrence of such event, such holder’s shares of Common Stock shall no longer be deemed Dissenting Shares pursuant to this Agreement and each such share of Common Stock shall automatically be converted into, and represent only, the right to receive the Aggregate Per Share Consideration as provided in this Section 2.7(a) an amount in cash, without interest thereon, equal to the Closing Per Share Price, as adjusted pursuant to Section 3.2, if applicable.

(b)           At the First Effective Time, by virtue of the Initial Step and without any action on the part of Buyer, LLC Sub or Merger Sub, each share of common stock, par value $0.001 per share, of Merger Sub shall be converted into one share of common stock, par value $0.001 per share, of the Interim Corporation.

(c)            Immediately prior to the First Effective Time, the Company shall take all actions necessary to cause, effective as of the First Effective Time, each Option outstanding immediately prior to the First Effective Time to be canceled in exchange for the right to receive, subject to the requirements of Section 3.1(c) hereof, (A) an amount equal to the Net Exercise Value in respect of such Option, which shall be paid by a combination of (x) a number of shares of Buyer Common Stock equal to forty percent (40%) of such Net Exercise Value plus (y) an amount of cash equal to sixty percent (60%) of such Net Exercise Value and (B) the Earn-Out Obligation Per Share Amount, if any, if and when distributed, in accordance with Section 3.3. Thereafter, without impairing the rights of Optionholders to receive payments to the extent set forth herein, Optionholders shall, as of the First Effective Time, cease to have any further rights or entitlements to acquire any Common Stock or any shares of capital stock or membership interests of the Company, Buyer or the Interim Corporation or the Surviving Company.

(d)           Each share of Common Stock owned by the Company as treasury stock and, in each case, that is issued and outstanding immediately prior to the First Effective Time shall be automatically canceled and extinguished without payment of any consideration therefor and without any further action on the part of the Company.

(e)           At the Effective Time, by virtue of the Subsequent Step and without any action on the part of LLC Sub, the Interim Corporation, the Surviving Company, Buyer or the holder of any equity interests of the Interim Corporation or the Surviving Company, (i) each share of common stock of the Interim Corporation shall be cancelled and extinguished without payment of any consideration therefor and (ii) each membership interest of the LLC Sub shall remain outstanding and represent membership interests of the Surviving Company.

(f)            Notwithstanding anything to the contrary in this Agreement, if there are Dissenting Shares at Closing, Buyer may reduce the amount of any payment to the Company to the extent such payment would otherwise be made to holders of Dissenting Shares.

2.8             No Further Rights of Transfers 2.9. At and after the First Effective Time, each Securityholder shall cease to have any rights as a stockholder or option holder, as the case may be, of the Company, except as otherwise required by applicable Law and except for, (a) in the case of a holder of shares of Common Stock (other than shares of Common Stock to be canceled pursuant to Section 2.7(d)), the right to surrender such Common Stock in exchange for payment in accordance with Articles II and III, and no transfer of shares of Common Stock shall be made on the stock transfer books of the Interim Corporation or any successor; and (b) in the case of an Optionholder, the right to receive the payments to be made pursuant to Section 2.7(c) (subject to adjustment in accordance with Article III) in respect of the Options held by such Optionholder immediately prior to the First Effective Time. Evidence of Common Stock Ownership presented to the Interim Corporation or any successor after the First Effective Time shall be canceled and exchanged for cash and Buyer Common Stock as provided in this Article II. At the First Effective Time the stock ledger of the Company with respect to the shares of Common Stock shall be closed.

2.10           Unaccredited Investors. Notwithstanding anything to the contrary in this Agreement, the parties agree that Buyer shall not be obligated to issue any Buyer Common Stock to any Person that is unable to make the Private Placement Representations or who Buyer otherwise reasonably believes is not an Accredited Investor, as defined under Regulation D promulgated under the Securities Act (an “Unaccredited Investor”). In any event where Buyer would be obligated to issue such shares to an Unaccredited Investor under this Agreement, Buyer shall have the option to pay such amounts in cash of equal value. In such event, in order such that Buyer is not obligated to pay more cash than it otherwise would have under this Agreement, Buyer shall have the option of paying each other recipient of Merger Consideration or Earn-Out Consideration proportionally more shares of Buyer Common Stock such that the aggregate amount of Buyer Common Stock issuable, and cash payable, under this Agreement is equal to what such amounts would have been had there been no Unaccredited Investors. For the avoidance of doubt and notwithstanding the foregoing, any adjustments to the amount of cash and Buyer Common Stock payable under this Agreement shall at all times remain subject to the terms of Section 3.1(f).

Article III

MERGER CONSIDERATION

3.1             Exchange Procedures and Certificates; Closing Date Payments by Buyer.

(a)           Exchange Procedures and Certificates. The Company will deliver, on the date hereof, to each Stockholder, a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”). The Interim Corporation or successor will, promptly after the First Effective Time, deliver such letters of transmittal to any Person who was a Stockholder of record as of the First Effective Time who did not receive such materials prior to the First Effective Time. As of the First Effective Time and upon surrender by each Stockholder to the Company of duly executed stock transfer powers and a duly executed Letter of Transmittal, such Stockholder shall be entitled to receive forthwith, subject to the terms and conditions hereof and thereof: the Closing Cash Consideration and the Closing Stock Consideration, and such Closing Cash Consideration shall be paid by Buyer or the Company, into the account which has been designated by each such Stockholder in such Stockholder’s Letter of Transmittal and such Closing Stock Consideration shall be issued by Buyer or the Company in Buyer Common Stock, in book-entry form through DTC; provided that for the avoidance of doubt, any Stockholder that prior to the Closing surrenders to the Buyer duly endorsed or accompanied by duly executed stock transfer powers and a duly executed Letter of Transmittal shall be entitled to payment on the Closing Date in accordance with this Section 3.1; provided such Stockholder also provides to the Buyer the information required by Buyer’s transfer agent for issuance of such Closing Stock Consideration (the “DTC Information”) and has made the necessary representations and warranties to ensure that such Closing Stock Consideration may be issued pursuant to a “private placement” exemption or exemptions from registration under Section 4(a)(2) of the Securities Act of 1933, as amended or Regulation D promulgated thereunder (the “Private Placement Representations”) in the Voting and Support Agreement.

(b)           Payments in respect of Common Stock. On the Closing Date, Buyer shall (i) pay, or cause to be paid, directly to the Stockholders, an aggregate amount of the Closing Cash Consideration applicable to each such Stockholder and (ii) issue, or cause to be issued an aggregate number of shares of the Closing Stock Consideration applicable to each such Stockholder in book-entry form through DTC; provided that such Stockholder has properly delivered such Stockholder’s Letter of Transmittal at least twenty-four (24) hours prior to Closing.

(c)            Payments in respect of Options. On the Closing Date, upon the terms and conditions of this Agreement, Buyer shall (A) (i) pay, or cause to be paid, to the Company cash in an amount equal to sixty percent (60%) of the aggregate Net Exercise Value payable to all Optionholders who hold Options that are outstanding and unexercised immediately prior to Closing in accordance with Section 2.7(c), and (ii) cause the Interim Corporation or its successor to pay, or cause to be paid, to each Optionholder, the cash amount set forth opposite such Optionholder’s name on the Allocation Statement (which amount shall be equal to sixty percent (60%) of the Net Exercise Value with respect to the Options held by such Optionholder, subject to deduction of any applicable withholding Tax for both the cash payment and Buyer Common Stock issuance set forth in this Section 3.1(c)), such payments to be made by the Company on the next payroll date after receipt of an Equityholder Acknowledgment from such Optionholder, which such payroll date shall not be less than fourteen (14) Business Days after receipt of such Equityholder Acknowledgement and (B) issue, or cause to be issued an aggregate number of shares of Buyer Common Stock equal to forty percent (40%) of the Net Exercise Value with respect to the Options held by such Optionholder, as set forth opposite such Optionholder’s name on the Allocation Statement in book-entry form through DTC, following, and subject to, receipt of the Equityholder Acknowledgment.

(d)           Payments in respect of Indemnification Escrow Amount and Adjustment Escrow Amount. On the Closing Date, Buyer shall pay, or cause to be paid, to such accounts as are designated by the Escrow Agent, an amount equal to the sum of the Indemnification Escrow Amount and the Adjustment Escrow Amount. The Indemnification Escrow Amount and the Adjustment Escrow Amount, respectively, will not be used for any purpose except as expressly provided in this Agreement and the Escrow Agreement. The Adjustment Escrow Amount shall be held in escrow and released in accordance with Section 3.2 and the Escrow Agreement. The Indemnification Escrow Amount shall be held in escrow for a period equal to eighteen (18) months following the Closing Date in accordance with Section 8.2 and the Escrow Agreement. The Indemnification Escrow Amount shall be available to settle certain contingencies as provided in Section 3.2 and Section 8.2 of this Agreement. Each Securityholder’s portion of any amounts contained in the Adjustment Escrow Amount and Indemnification Escrow Amount which are not issued or set aside for the satisfaction of such contingencies will be distributable to the Stockholders in accordance with this Agreement and the Escrow Agreement; provided, however, that if at the time any such distribution from the Indemnification Escrow Amount to the Stockholders is to be made, there is a pending claim against the Indemnification Escrow Amount (including but not limited to a claim for indemnification arising under Section 8.2 of this Agreement), the portion of the Indemnification Escrow Amount subject to such pending claim shall be retained by the Escrow Agent in accordance with the terms of the Escrow Agreement until the final resolution of such pending claim in accordance with the terms of this Agreement, with any amounts so retained by the Escrow Agent to be distributed by the Escrow Agent to the Stockholders within two (2) Business Days of such final resolution. All parties hereto agree for all Tax purposes that: (i) the right of the Securityholders to the Escrow Amount shall be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of U.S. state, or local or non-U.S. Law, as appropriate; and (ii) Buyer shall be treated as the owner of the Escrow Amount solely for Tax purposes, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Buyer pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8.

(e)           Payments in respect of Funded Debt. On the Closing Date, Buyer shall pay, or cause to be paid, on behalf of the Company, the amount required to repay all Funded Debt set forth on Schedule 3.1(e) and outstanding immediately prior to the Closing (the “Payoff Debt”); provided, however, that the Company shall obtain and deliver to Buyer payoff letters issued by each holder of the Payoff Debt not later than three (3) Business Days prior to the Closing Date, which (A) sets forth the amounts required to repay in full all Payoff Debt owed to such holder on the Closing Date, (B) sets forth the wire transfer instructions for the repayment of such Payoff Debt to such holder, and (C) provides for the automatic release of all Liens granted by the Company to such holder or otherwise arising with respect to such Payoff Debt and the automatic termination of all loan and collateral documentation evidencing such Funded Debt, effective upon repayment of such Payoff Debt (collectively, the “Payoff Letters”).

(f)            Notwithstanding anything to the contrary in this Agreement, if this Agreement would otherwise require a cash payment that would cause the total cash paid to the Stockholders in connection with the Merger Consideration and the Earn-Out Obligations to, in the aggregate, exceed sixty percent (60%) of the Merger Consideration and Earn-Out Obligations paid to the Stockholders, such payment shall instead be made in Buyer Common Stock based on the average volume weighted price of Buyer Common Stock on the Nasdaq Capital Market for the 10-day trading period prior to the date that the payment is made.

3.2             Adjustment to Closing Per Share Price.

(a)           Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver Buyer a written statement certified by the chief executive officer or chief financial officer of the Company (the “Estimated Statement”) reflecting the lesser of (A) the Cash Target or (B) the Company’s good faith estimate of Closing Cash (the “Estimated Cash”), setting forth a good faith estimate of the Closing Working Capital (the “Estimated Working Capital”), and a good faith estimate of the Closing Debt (the “Estimated Debt”), identifying the estimated amount of such Closing Debt that is Funded Debt, each as of 11:59 PM prevailing eastern time on the day immediately prior to the Closing Date based upon the accounting books and records of the Company (except that any Taxes included in such calculations shall be determined as of 11:59 PM prevailing eastern time on the Closing Date). The Estimated Statement shall be binding on the Company, on the one hand, and Buyer, on the other hand, for purposes of this Section 3.2(a) and shall be used to determine the Closing Per Share Price. The Estimated Statement shall be compiled and calculated without giving effect to the Transactions. The Estimated Statement will also set forth (A) the name of each Person to receive a payment at the Closing under Section 2.7, (B) the cash amount payable to each such Person, (C) the shares of Buyer Common Stock issuable to each such Person, (D) the value of Buyer Common Stock issuable to each such Person, (E) the Pro Rata Share for each such Person, (F) the number of shares of Common Stock held by each such Person, (G) the number of Options held by each such Person, (H) the information required by Buyer’s transfer agent in order to record shares of Buyer Common Stock in book-entry form at DTC for each such Person and (I) wire instructions for each such Person (the “Allocation Statement”). The Estimated Statement shall be prepared (and the estimates, determinations and calculations contained therein shall be made) in accordance with this Agreement, including the Agreed Principles; provided, in the event that Buyer notifies the Company prior to the Closing that it disputes the Company’s estimate of the Closing Per Share Price or any component of the Estimated Statement, then Buyer and the Company shall cooperate in good faith (including providing reasonable information and supporting material in respect of such calculations) to resolve any such dispute as promptly as practicable, and modify the Estimated Statement and its component calculations as appropriate to reflect any agreed upon adjustments thereto, and the terms defined in this Section 3.2(a) shall be deemed to reflect any such agreed upon modifications. Subject to the foregoing, the Estimated Statement shall be binding on the Company, on the one hand, and Buyer, on the other hand, for purposes of this Section 3.2(a) and shall be used to determine the Closing Per Share Price.

(b)           As promptly as practicable, but no later than ninety (90) days after the Closing Date, Buyer shall cause to be prepared and delivered to the Stockholders’ Representative a statement (the “Closing Statement”) setting forth: (i) Cash as of 11:59 PM prevailing eastern time on the day immediately prior to the Closing Date (“Closing Cash”); (ii) Net Working Capital as of 11:59 PM prevailing eastern time on the day immediately prior to the Closing Date (“Closing Working Capital”); (iii) Net Contract Position as of the Closing Date (“Closing Net Contract Position”) and (iii)  Debt as of 11:59 PM prevailing eastern time on the day immediately prior to the Closing Date (the “Closing Debt”), identifying the amount of such Closing Debt that is Funded Debt, except that in each case any Taxes included in such calculations shall be determined as of 11:59 PM prevailing eastern time on the Closing Date. The determination of Net Working Capital reflected in the Closing Statement shall be prepared (and the estimates, determinations and calculations contained therein shall be made) in accordance with this Agreement, including in a manner consistent with the Agreed Principles.

(c)           During the forty-five (45) day period following receipt of the Closing Statement by the Stockholders’ Representative, the Stockholders’ Representative and its advisors shall have the right, upon reasonable notice to the Company, to reasonable access to the Company’s books and records and such other information as the Stockholders’ Representative shall reasonably request in order to review the Closing Statement. The Closing Statement (and the computation of Closing Cash, Closing Working Capital, Closing Net Contract Position and Closing Debt) delivered by Buyer to the Stockholders’ Representative shall be conclusive and binding on all parties unless the Stockholders’ Representative, prior to the thirtieth (30th) day following receipt of the Closing Statement, delivers a notice to Buyer stating that the Stockholders’ Representative disagrees with such calculation and specifying in reasonable detail those items or amounts as to which the Stockholders’ Representative disagrees and the basis therefor (any such notice, a “Dispute Notice”). The Stockholders’ Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Statement, and the calculation Closing Cash, Closing Working Capital, Closing Net Contract Position or Closing Debt, as applicable, delivered pursuant to Section 3.2(b) that are not the subject of a Dispute Notice.

(d)           If a Dispute Notice is duly delivered pursuant to Section 3.2(c), the Stockholders’ Representative and Buyer shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Cash, Closing Working Capital, Closing Net Contract Position and Closing Debt, as applicable. If during such period, the Stockholders’ Representative and Buyer are unable to reach such agreement, they shall promptly thereafter cause Deloitte & Touche LLP or such other independent accounting firm on which the Stockholders’ Representative and Buyer mutually agree, which agreement shall not be unreasonably withheld, as the case may be (the “Independent Accountant”), to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Cash, Closing Working Capital, Closing Net Contract Position and Closing Debt, as applicable (it being understood that in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator and shall not have any authority to interpret any provision of this Section 3.2 or any other provision of this Agreement). Each party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter. Buyer and the Stockholders’ Representative shall cooperate with the Independent Accountant and promptly provide, and Buyer shall cause the Company to provide, all documents and information requested by the Independent Accountant. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Statement, and the Stockholders’ Representative’s calculation of Closing Cash, Closing Net Contract Position, Closing Working Capital or Closing Debt, as the case may be, as to which the Stockholders’ Representative has disagreed in its Dispute Notice duly delivered pursuant to Section 3.2(c). The Independent Accountant’s determination on each item in dispute shall not be greater than the greater value for such item claimed by either the Stockholders’ Representative or Buyer or less than the lower value for such item claimed by either the Stockholders’ Representative or Buyer. The Stockholders’ Representative and Buyer shall direct the Independent Accountant to deliver to the Stockholders’ Representative and Buyer, as promptly as practicable (but in any case no later than thirty (30) days from the date of its engagement), a report setting forth such calculation. Such report shall be final and binding upon the Stockholders’ Representative and Buyer, shall be deemed a final arbitration award that is binding on Buyer and the Stockholders’ Representative, and neither Buyer nor the Stockholders’ Representative shall seek further recourse to courts or other tribunals, other than to enforce such report. The Independent Accountant will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to Independent Accountant. For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of the Stockholders’ Representative’s position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by the Stockholders.

(e)           The “Purchase Price Adjustment” will be an amount, which may be positive or negative, equal to (1) the Final Cash Adjustment, plus (2) the Final Working Capital Adjustment, minus (3) the Final Debt Adjustment, plus (4) the Final Net Contract Position Adjustment plus (5) the amount, if any, of any account receivable owing from H2B2 or its Affiliates as of the Closing to the extent (i) excluded from the calculation of Estimated Net Working Capital in accordance with the definition thereof and (ii) received by the Company in cash or immediately available funds from or on behalf of H2B2 or its Affiliate, as applicable, prior to the date that is ninety (90) days after the Closing Date. If the Purchase Price Adjustment is a positive number (the “Net Positive Purchase Price Adjustment Amount”), Buyer shall pay the Net Positive Purchase Price Adjustment Amount as an adjustment to the dollar amount of the aggregate Closing Per Share Price in Buyer Common Stock to the Company for the benefit of, and for distribution in accordance with Section 3.2(g) to, the Stockholders. If the Purchase Price Adjustment is a negative number (the absolute value of such number, the “Net Negative Purchase Price Adjustment Amount”), Buyer shall be entitled to receive a payment in cash out of the Adjustment Escrow Amount in an amount equal to the lesser of (i) the Adjustment Escrow Amount and (ii) the Net Negative Purchase Price Adjustment Amount, and Buyer and Stockholders’ Representative shall instruct the Escrow Agent to make a payment to Buyer in an amount equal to the lesser of clauses (i) and (ii) of this sentence. Buyer, Merger Sub, and the Company acknowledge and agree that if the Net Negative Purchase Price Adjustment Amount exceeds the Adjustment Escrow Amount, the Buyer shall be entitled, at its option, to obtain recourse from either or both the Indemnification Escrow Amount or the Stockholders directly, severally and not jointly, who shall be liable to and pay Buyer for any Net Negative Purchase Price Adjustment Amount that is in excess of the Adjustment Escrow Amount. If the Adjustment Escrow Amount is greater than the Net Negative Purchase Price Adjustment Amount, Buyer and the Stockholders’ Representative shall instruct the Escrow Agent to make a payment in an amount equal to the difference between the Adjustment Escrow Amount and the Net Negative Purchase Price Adjustment Amount to the Stockholders’ Representative out of the Adjustment Escrow Amount, for the benefit of, and for distribution in accordance with Section 3.2(g) to, the Stockholders. To the extent the parties are in agreement that an amount should be paid either to (i) Buyer or (ii) the Stockholders’ Representative on behalf of the Stockholders, and any dispute to be resolved under Section 3.2(d) relates only to the quantum of such amount, the amount not in dispute (being the lower of the amount proposed by Buyer and the amount proposed by the Stockholders’ Representative) shall be paid promptly to the appropriate party and any subsequent amount shall be paid in accordance with the final determination by the Independent Accountant of such amount and any remaining disputed items. In the event the Purchase Price Adjustment equals zero, the Stockholders’ Representative and Buyer shall instruct the Escrow Agent to make a payment equal to the Adjustment Escrow Amount to the Stockholders’ Representative, for the benefit of, and for distribution in accordance with Section 3.2(g) to, the Stockholders.

(f)            Any payment pursuant to Section 3.2(e) shall be made at a mutually convenient time and place within five (5) Business Days after Final Working Capital and Final Debt have been finally determined, by wire transfer by Buyer, the Stockholders or the Stockholders’ Representative, as the case may be, of immediately available funds to the account of Buyer, in the event such payment is to be made to Buyer, or the Stockholders’ Representative, in the event such payment is to be made to the Stockholders, and, in each case Buyer and Stockholders’ Representative shall instruct the Escrow Agent accordingly. All payments under this Section 3.2 shall be without interest, except that any amounts not paid when required by this Section 3.2 shall bear interest from the date due pursuant to this Section 3.2(f) to, and including, the date of payment at the Interest Rate.

(g)           Promptly following receipt by the Stockholders’ Representative of payment of the Net Positive Purchase Price Adjustment Amount, if any, and/or any amount paid from the Adjustment Escrow Amount pursuant to Section 3.2(e) or 3.2(f), the Stockholders’ Representative shall pay to each Stockholder, with respect to each share of Common Stock outstanding immediately prior to the First Effective Time held by such Stockholder for which a Letter of Transmittal has been properly surrendered, an amount equal to sum of (A) the Net Positive Purchase Price Adjustment Amount Per Share, if any, and (B) the Adjustment Escrow Release Amount Per Share.

3.3             Earn-Out. Subject to Section 3.3(d), as additional contingent consideration, the Securityholders shall be eligible to receive additional contingent amounts (each, an “Earn-Out” and collectively, the “Earn-Outs”) from Buyer up to an aggregate amount of $16,000,000 (the Allagash Earn-Out Obligation, Revenue Earn-Out Obligations, Customer Earn-Out Obligation, each an “Earn-Out Obligation” and, collectively, the “Earn-Out Obligations”) as set forth in and subject to satisfaction of the criteria in Section 3.3(a), 3.3(b) and 3.3(c) below. If so earned, subject to Section 3.1(g), Buyer shall satisfy any such Earn-Out Obligation and may do so, at Buyer’s sole option, in either of the following forms or any combination thereof, subject to deduction of any applicable withholding Tax (“Earn-Out Consideration”): (i)  cash or (ii)  shares of Buyer Common Stock (based on the Buyer Common Stock Contingent Payment Price) (the “Earn-Out Shares”) in book-entry form through DTC for the benefit of the Securityholders; provided that, with respect to clauses (ii), each Securityholder provides the DTC Information to the Buyer and makes the Private Placement Representations in a duly executed certificate in the form attached hereto as Exhibit G.

(a)            Allagash Earn-Out. An aggregate amount up to $8,000,000 (the “Allagash Earn-Out Obligation”) may be earned by the Securityholders collectively (and with respect to each individual Securityholder, in accordance with their respective Pro Rata Shares), upon satisfaction of the Allagash Earn-Out Criteria (as defined in Schedule 3.3) (subject to the dispute resolution provision set forth in Section 3.3(d)), by no later than July 1, 2024 (the “Allagash Earn-Out End Date”); provided, that, if the Allagash Earn-Out Criteria (as defined in Schedule 3.3) have not been satisfied by July 31, 2023, then the aggregate amount of Allagash Earn-Out Obligation that may be earned if the Allagash Earn-Out Criteria (as defined in Schedule 3.3) is thereafter satisfied shall decrease by 8.3333% (or $666,664) per month until the earlier of satisfaction of the Allagash Earn-Out Criteria (as defined in Schedule 3.3) and the Allagash Earn-Out End Date.

(b)           Customer Earn-Out. Up to an aggregate amount up to $2,000,000 (all or any portion, the “Customer Earn-Out Obligation”) may be earned by the Securityholders collectively (and with respect to each individual Securityholder), in accordance with their respective Pro Rata Shares, one-third of which (or $666,666.67) shall be earned upon receipt by or on behalf of the Company, the Buyer or their respective Affiliates of one of the following customer opportunities by no later than December 31, 2021 (the “Customer Earn-Out End Date”):

(i)              one or more purchase orders are received or other Contracts are executed from the Person set forth in clause (b)(i) on Schedule 3.3. with respect to regenerative energy storage representing not less than $5,000,000 in total revenue for Buyer and Company that is represented by (a) cash payments already received and not subject to return, cancellation, offset, forfeiture or the like, in each case, other than in cases of material breach or default or (b) contractual commitments for receipt in cash by no later than December 31, 2023, in contracts that are non-cancellable other than in cases of material breach or default and otherwise on commercially reasonable terms;

(ii)              one or more purchase orders are received or other Contracts from the Person set forth in clause (b)(ii)(a) on Schedule 3.3 are executed in connection with, among other things, that certain purchase order set forth in clause (b)(ii)(b) on Schedule 3.3, that is represented by at least $2,000,000 (a) in cash payments already received and not subject to return, cancellation, offset, forfeiture or the like or, in each case, other than in cases of material breach or default (b) contractual commitments for receipt in cash in contracts that are non-cancellable other than in cases of material breach or default and otherwise on commercially reasonable terms; provided for the avoidance of doubt the parties agree and acknowledge that as of the date hereof, the terms of this section (ii) have been fulfilled; and

(iii)            one or more awards or other Contracts are announced, granted, executed or received (including, for the avoidance of doubt, novation of any such awards to the Buyer or its Affiliates including the Surviving Company), with the Person set forth in clause (b)(iii) on Schedule 3.3 that is represented by in the aggregate of at least $2,500,000 in (a) cash payments already received and not subject to return, cancellation, offset, forfeiture or the like, in each case, other than in cases of material breach or default or (b) contractual commitments for receipt in cash in the aggregate of at least $2,500,000 by no later than December 31, 2023, in contracts that are non-cancellable other than in cases of material breach or default and otherwise on commercially reasonable terms.

(c)            Revenue Earn-Out. The Securityholders collectively (and with respect to each individual Securityholder, in accordance with their respective Pro Rata Shares) shall receive from Buyer, Earn-Out Obligation (the 2021 Revenue Earn-Out Obligation, 2022 Revenue Earn-Out Obligation, 2023 Revenue Earn-Out Obligation, each a “Revenue Earn-Out Obligation” and, collectively, the “Revenue Earn-Out”) up to an aggregate amount equal to $6,000,000 upon satisfaction of the criteria set forth below.

(i)              The Buyer shall deliver Securityholders, Earn-Out Consideration in an amount equal to $2,000,000 (the “2021 Revenue Earn-Out Obligation”) if for the calendar year period ending on December 31, 2021 (the “2021 Earn-Out Period”), the Buyer or its Affiliates (including the Company) either (x) earns revenue calculated in accordance with GAAP from a combination of (a) PEM electrolyzer or electrochemical compression stack sales (including integrators and distributors on their behalf), (b) PEM electrolyzer or electrochemical compression system sales, provided that the value of any PEM fuel cells in such systems shall not be included in the calculation, and provided further that any systems sales made by Buyer or its Affiliates to Persons set forth in clause (c)(i) on Schedule 3.3 shall exclude from the calculation any material handling equipment currently supplied by Buyer or such Affiliates, and (c) PEM electrolyzer or electrochemical compression stacks or systems sold to Buyer or its Affiliates for its internal use or (y) records any incremental deferred revenue in accordance with GAAP in respect of cash receipts not subject to return or forfeiture in respect of the foregoing (excluding from foregoing clauses (x) and (y), any revenue or incremental deferred revenue and associated cash receipts, in each case, due to any sales or services to any Governmental Body or Giner Inc or its Affiliates for contract manufacturing, foregoing clauses (x) and (y) collectively with such exclusion, “Earn-Out Revenue”) of not less than $16,015,355 (the “2021 Earn-Out Revenue Target”) for the 2021 Earn-Out Period. If the Company fails to achieve Earn-Out Revenue for the 2021 Earn-Out Period that equals or exceeds the 2021 Earn-Out Revenue Target, the Securityholders shall not be entitled to any portion of the 2021 Revenue Earn-Out Obligation, provided that (x) if the Company earns Earn-Out Revenue in the 2022 Earn-Out Period that exceeds the 2022 Earn-Out Revenue Target by an amount that equals or exceeds the amount by which the Company fell short of the 2021 Earn-Out Revenue Target (the “2021 Earn-Out Deficiency”), then the Securityholders shall be entitled to the 2021 Earn-Out Obligation at such time and in such manner as the 2022 Earn-Out Obligation is satisfied. If the Company fails to achieve Earn-Out Revenue for the 2021 Earn-Out Period that equals or exceeds the 2021 Earn-Out Revenue Target and the Company also fails to achieve Earn-Out Revenue in the 2022 Earn-Out Period that equals or exceeds the sum of the 2022 Earn-Out Revenue Target plus the 2021 Earn-Out Deficiency but the Company earns Earn-Out Revenue in the 2023 Earn-Out Period that equals or exceeds the sum of the 2023 Earn-Out Revenue Target plus the 2021 Earn-Out Deficiency, then the Securityholders shall be entitled to receive the 2021 Earn-Out Obligation at such time and in such manner as the 2023 Earn-Out is satisfied.

(ii)             The Buyer shall deliver Securityholders Earn-Out Consideration in an amount equal to $2,000,000 (the “2022 Revenue Earn-Out Obligation”) if for the calendar year period beginning January 1, 2022 and ending on December 31, 2022 (the “2022 Earn-Out Period”), the Buyer or its Affiliates (including the Company) earns Earn-Out Revenue that equals or exceeds $23,960,824 (the “2022 Earn-Out Revenue Target”) for the 2022 Earn-Out Period. If the Company fails to achieve Earn-Out Revenue for the 2022 Earn-Out Period that equals or exceeds the 2022 Earn-Out Revenue Target, the Securityholders shall not be entitled to any portion of the 2022 Revenue Earn-Out Obligation, provided that (x) if the Company earns Earn-Out Revenue in the 2023 Earn-Out Period that exceeds the 2023 Earn-Out Revenue Target by an amount that equals or exceeds the amount by which the Company fell short of the 2022 Earn-Out Revenue Target (the “2022 Earn-Out Deficiency”) then the Securityholders shall be entitled to the 2022 Earn-Out Obligation at such time and in such manner as the 2023 Earn-Out Obligation is satisfied.

(iii)            The Securityholders shall receive from Buyer, Earn-Out Obligation in an amount equal to $2,000,000 (the “2023 Revenue Earn-Out Obligation”) if for the calendar year period beginning January 1, 2023 and ending on December 31, 2023 (the “2023 Earn-Out Period”), the Buyer or its Affiliates (including the Company) earns Earn-Out Revenue that equals or exceeds $42,072,216 (the “2023 Earn-Out Revenue Target”) for the 2023 Earn-Out Period. If the Company fails to achieve Earn-Out Revenue for the 2023 Earn-Out Period that equals or exceeds the 2023 Earn-Out Revenue Target, the Securityholders shall not be entitled to any portion of the 2023 Revenue Earn-Out Obligation. In order to earn both the 2021 Earn-Out Deficiency and the 2022 Earnout Deficiency in the 2023 Earn-Out Period, the Earn-Out Revenue in 2023 Earn-Out Period must exceed the 2023 Earn-Out Revenue Target by an amount that equals or exceeds the sum of the 2021 Earn-Out Deficiency and the 2022 Earn-Out Deficiency.

(iv)            In addition, to the extent for the 2023 Earn-Out Period the Buyer or its Affiliates (including the Company) earns Earn-Out Revenue that exceeds 150% of the 2023 Earn-Out Revenue Target, the Securityholders shall receive from Buyer additional Earn-Out Consideration in the form of warrants to purchase Buyer Common Stock (the “Earn-Out Warrants”). Such Earn-Out Warrants shall be on forms mutually agreed by the Buyer and Stockholder Representative and shall, among other things, provide that such Earn-Out Warrants are exercisable within two (2) years of issuance, that the exercise price for such Earn-Out Warrants shall be equal to the Buyer Warrants Common Stock Price per share, and the aggregate value of such Earn-Out Warrants shall be equal to $5,000,000 (in the event such revenue is greater than or equal to 150% of the 2023 Earn-Out Revenue Target but less than 200% of the 2023 Earn-Out Revenue Target), or $10,000,000 (in the event such revenue exceeds or equals 200% of the 2023 Earn-Out Revenue Target). The parties agree that the number of shares of Buyer Common Stock for which such Earn-Out Warrants are exercisable shall be determined by the parties utilizing the Black Scholes valuation method. For the avoidance of doubt, to the extent that any issuance of the Earn-Out Warrants would result in a failure to comply with the terms of Section 3.1(f), the number and value of such Earn-Out Warrants to be issued shall be reduced at the discretion of the Shareholder Representative to the extent necessary such that the Earn-Out Warrants issued by Buyer will not result in a failure to comply with the terms of Section 3.1(f) (the amount of such reduction “Sacrificed Earn-Out Warrants”), and the Securityholders shall irrevocably forfeit rights to such Sacrificed Earn-Out Warrants. In such case, Buyer, at its sole discretion, may issue in lieu of such Sacrificed Earn-Out Warrants an amount of Buyer Common Stock equal in value the Sacrificed Earn-Out Warrants.

(v)             In order to ensure such amounts are not attributable to both (a) the Revenue Earn-Out Obligation applicable to Section 3.3(b)(iii)-(iv) and (b) the Customer Earn-Out Obligation, to the extent the Buyer has made the Customer Earn-Out Obligation attributable to the satisfaction of the customer opportunity set forth in in Section 3.3(b)(iii) above, any Earn-Out Revenue attributable to the receipt of funds or commitments from the Department of Energy shall be reduced by $2,500,000. In addition, for the avoidance of doubt, to the extent Earn-Out Revenue for any given period includes any deferred revenue, to the extent any such deferred revenue is converted to GAAP-recognized revenue in a following Earn-Out Period, such revenue shall not be considered for purposes of calculating whether or not the Earn-Out Revenue for any other period has been satisfied or otherwise double counted. Notwithstanding the foregoing, to the extent that in the determination of whether or not any Revenue Earn-Out Obligation has been satisfied, (i) such Revenue Earn-Out Obligation was not satisfied and (ii) such Revenue Earn-Out Obligation would have been satisfied but for the exclusion of deferred revenue from the amount of Earn-Out Revenue in the applicable period solely by virtue of such excluded deferred revenue being subject to return or forfeiture, then the determination of the Revenue Earn-Out Obligation for the applicable period shall be deferred until the earlier of such time as either:

i.                the amount of such deferred revenue still subject to return or forfeiture is insufficient in amount (together with all cash corresponding to other such deferred revenue that has at such time become no longer subject to return or forfeiture) to satisfy the applicable Revenue Earn-Out Obligation, in which case such Revenue Earn-Out Obligation shall no longer be susceptible to satisfaction and no amount shall be paid in connection therewith, or

ii.               an amount of cash corresponding to such deferred revenue that is no longer subject to return or forfeiture is sufficient to satisfy the applicable Revenue Earn-Out Obligation, in which case, such Revenue Earn-Out Obligation shall be deemed satisfied and paid in accordance with the terms of this Agreement (such amounts to be satisfied, for such purposes within five (5) Business Days following the filing of Buyer’s Form 10-K filed with the U.S. Securities and Exchange Commission for the calendar year period in which such final determination was made).

(d)           Upon satisfaction of the applicable criteria, Buyer shall pay to the Securityholders (in accordance with their respective Pro Rata Shares) the applicable Earn-Out Obligation, within five (5) Business Days following the filing of Buyer’s Form 10-K filed with the U.S. Securities and Exchange Commission for the applicable calendar year period, subject to the dispute resolution provision set forth in Section 3.3(e).

(e)           Buyer shall provide the Stockholders’ Representative and the Senior Lenders, by notice in writing at least annually (within five (5) Business Days following the filing of Buyer’s Form 10-K filed with the U.S. Securities and Exchange Commission) of the progress against any Earn-Out Obligation not previously satisfied (each, an “Earn-Out Update”); provided, that, Buyer agrees to provide one additional mid-year update on or about the mid-point of the fiscal year upon the reasonable advanced written request of the Stockholders’ Representative requesting such update; provided, further that if any such mid-year update is requested by and provided to the Stockholders’ Representative, such mid-year update shall also be provided to the Senior Lenders.

(f)            If any Earn-Out Obligation has not been previously satisfied, Buyer shall provide the Stockholders’ Representative with its determination thereof in the applicable Earn-Out Update (the “Earn-Out Obligation Determination”), and shall include a reasonable explanation of the basis for such determination. If the Stockholders’ Representative has not objected to such Earn-Out Obligation Determination by written notice to Buyer within fifteen (15) Business Days of its receipt, such Earn-Out Obligation Determination shall be deemed the “Final Earn-Out Obligation Determination” and shall be final, binding and conclusive for all purposes hereunder. If a written objection notice is timely delivered by the Stockholders’ Representative, the parties shall use their commercially reasonable efforts to reconcile such objections for a period of not less than thirty (30) days, and any mutual agreement as to the Earn-Out Obligation Determination achieved during such thirty (30) day period shall be final, conclusive and binding. If the parties are unable to resolve such dispute in spite of their respective good faith commercially reasonable efforts for such thirty (30) days period, either Buyer or the Stockholders’ Representative may submit the items in dispute for determination to (i) in respect of the Allagash Earn-Out Obligation, an independent party of nationally recognized expertise in the manufacturing and operation of PEM electrolyzer stacks and systems (an “Independent Third Party”) mutually agreeable to Buyer and the Stockholders’ Representative; provided that in the event the event that the Buyer and the Stockholders’ Representative cannot agree on an Independent Third Party, the Buyer and the Stockholders’ Representative may submit the items in dispute for determination to a committee comprising three Independent Third Parties, one of whom will be selected by the Buyer, one of whom will be selected by the Stockholders’ Representative and one of whom will be mutually selected by the Independent Third Parties selected by the Buyer and the Stockholders’ Representative (the “Independent Third Party Committee”); and (ii) in respect of the Customer Earn-Out Obligations and Revenue Earn-Out Obligations, the Independent Accountant. In such event, the determination of the Independent Third Party, Independent Third Party Committee or the Independent Accountant, as applicable, which shall be limited narrowly to only such items as are in dispute, shall be deemed final, conclusive, and binding on the parties, and which together with any other agreed elements of the determination shall represent the Final Earn-Out Obligation Determination. The fees and expenses of the Independent Third Party, Independent Third Party Committee or the Independent Accountant, as applicable, shall be allocated equally between Buyer, on the one hand, and the Securityholders in accordance with their respective Pro Rata Shares, on the other hand.

(g)           Post-Closing Earn-Out Obligations of Buyer. Buyer and its Affiliates will not take any action, the primary purpose or intent of which is to hinder or adversely affect in any material respect the Securityholders’ ability to receive any Earn-Out Consideration. In furtherance of and not in limitation of the foregoing, Buyer agrees to invest or spend (or commit resources and equipment of value equal to) at least Fifteen Million Dollars ($15,000,000) provided that no more than Seven-and-a-half Million Dollars ($7,500,000) shall be required to be invested or spent in the first seven (7) months after the closing, in both cases in general accordance with the investment schedule set forth on Exhibit H (the “Investment Schedule”) for the purpose of or related to supporting the development of the Company’s business, including the manufacturing, sales and systems ramp. The Buyer agrees not to modify the Investment Schedule in a manner materially adverse to the ability of the Securityholders to receive any Earn-Out Obligation without the prior written consent of the Stockholders’ Representative not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary, if prior to the deadline for satisfying the applicable Earn-Out Criteria, either the Surviving Company or the Buyer transfers, sells, licenses, assigns, or permits direct or indirect Control over or to pass to, to any Person who is not an Affiliate of Buyer, the Surviving Company, all or any material portion of the Company Intellectual Property necessary to achieve the Earn-Out (a “Qualifying Transfer”) (including as part of a sale of all or substantially all of the assets of the Buyer or its Affiliates), the Buyer’s obligation to the Securityholders pursuant to this Section 3.3 in connection with any Earn-Out that has not already been satisfied by Buyer or the deadline for achieving such Earn-Out has not already passed shall accelerate immediately prior to such sale, license or assignment and the applicable Earn-Out Obligation shall become immediately due.

(h)           Adjustments to Earn-Out Consideration. To the extent any Earn-Out Consideration becomes payable pursuant to the terms of this Agreement, such amounts shall be paid in the following manner:

(i)            First, to the extent any portion of such Earn-Out Consideration if paid at the Effective Time would have resulted in, the incurrence or existence of a Transaction Expense(collectively, the “Earn-Out Expenses”), such Earn-Out Expenses shall be paid by Buyer or the Surviving Company at the written direction of the Stockholders’ Representative to the payee to whom the Stockholders’ Representative directs payment be made.

(ii)           Second, any remaining portion of such Earn-Out Consideration shall be paid to the Stockholders’ Representative, or as directed by the Stockholders’ Representative, to the Securityholders, as otherwise described by the terms of this Agreement.

(i)           Earn-Out Spreadsheet. Prior to the payment of any Earn-Out Consideration in the manner described herein, the Stockholder Representative shall deliver to Buyer a spreadsheet stating with respect to each disbursement of Earn-Out Consideration, (i) the aggregate amount of such disbursement, (ii) the allocation of such disbursement to the applicable payees as described in clause (h)(i) above, and (iii) with respect to each Securityholder entitled to receive any portion of such disbursement, the portion of such disbursement payable to such Securityholder in accordance with clause h(ii) above (each such spreadsheet, the “Earn-Out Spreadsheet”). Buyer shall reasonably cooperate with the Stockholders’ Representative in producing the Earn-Out Consideration Spreadsheet and shall at the written request of the Stockholders’ Representative provide such information as may be reasonably requested for the production thereof. It is acknowledged and agreed that the preparation of any Earn-Out Spreadsheet is the responsibility of the Stockholders’ Representative, and Buyer shall be entitled to rely thereon, and to make payments in accordance therewith, without any obligation to investigate or verify the accuracy or correctness thereof, and nothing herein shall limit any Buyer Indemnified Parties’ rights under Section 8.2.

(j)           Subordination. Notwithstanding the other provisions of this Section 3.3, the payment of any Earn-Out Obligations is and shall be subject to the satisfaction (or waiver by the requisite Senior Lenders), which are hereby incorporated by reference with the same force and effect as if set forth in full in this Section 3.3(j), of the terms set forth on Exhibit J hereto (the “Subordination Terms”) and Buyer shall not pay in cash, and the Stockholders shall not receive payment in cash, of any Earn-Out Obligations unless and to the extent the Subordination Terms are satisfied (or waived by the requisite Senior Lenders). Notwithstanding anything to the contrary, if any Earn-Out Obligation becomes due and payable and, under the terms of the Subordination Terms, Buyer is not permitted to make such payment in cash for a period of at least 30 consecutive calendar days, then, upon the written request of the Stockholders’ Representative that such payment be made in shares of Common Stock of Buyer, Buyer will make such payment in shares of Common Stock of Buyer.

(k)          Set Off. Notwithstanding anything contained herein, to the extent a Securityholder is in material breach of any provision intended to protect the goodwill of the Company and its Business set forth in the non-competition, non-solicitation, release or confidentiality provisions under the Voting and Support Agreement, the Amended and Restated Assignment and License Agreement, Letter of Transmittal, Equityholder Acknowledgement, the restrictive covenant agreement with the Buyer in the form attached as Exhibit K hereto (the “Restrictive Covenant Agreement”) or applicable employment arrangement or consulting agreement or any other similar agreement entered into with Buyer or any of its Affiliates (including the Company), Buyer shall be entitled to set-off against any Earn-Out Consideration payable to such Securityholder any amounts of Losses incurred by any Buyer Indemnified Party as a result of such breach and shall have no obligation to pay any other amount of the Earn-Out Consideration to such Securityholder during the pendency of any such material breach or prior to resolution of any claims made in good faith related thereto.

3.4           Tax Matters.

(a)          Withholding. Buyer (and its Affiliates) shall be entitled to deduct and withhold any amount from the consideration otherwise payable (whether in cash or other property), pursuant to this Agreement, as Buyer (or its Affiliates) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of U.S. state, local or non-U.S. Tax Law, including but not limited to, as a result of (i) the compensatory nature of such payments, (ii) a change in Law after the date hereof or (iii) the Company’s failure to provide the certificate in accordance with Section 6.8. To the extent that such amounts are so withheld and paid over to the proper Taxing Authority, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amount would otherwise have been paid in accordance with the terms of this Agreement.

(b)          Tax Treatment of Contingent Payment Amounts. All parties hereto agree for all Tax purposes that: (i) the right of the Stockholders to the Escrow Amount and the Earn-Out Obligation(s) shall be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code (if the necessary requirements are satisfied) and any corresponding provision of U.S. state, local or non-U.S. law, as appropriate; and (ii) Buyer shall be treated as the owner of the Escrow Amount and the Earn-Out Obligation(s) solely for Tax purposes, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount and the Earn-Out Obligation(s), or any portion thereof, shall be allocable to Buyer pursuant to Section 468B(g) of the Code. The Escrow Amount and the Earn-Out Obligation(s) shall be treated as additional purchase price (subject to imputation of interest under Section 483 or Section 1274 of the Code). For the avoidance of doubt, any deferred contingent purchase price or additional purchase price, even if paid with Buyer Common Stock, will be subject to imputation of interest to the extent required under Section 483 or Section 1274 of the Code.

3.5           Allocation of Merger Consideration. Buyer shall be entitled to rely on the Allocation Statement and in no event will Buyer, Merger Sub or any of their respective Affiliates (including the Surviving Company) be liable to any Stockholder with respect to any claim that the cash amounts payable or Buyer Common Stock issuable pursuant to the Allocation Statement are incomplete or inaccurate or that such Stockholder was entitled to receive payment/issuance of any other amount, subject to actual payment/issuance of the cash amounts or Buyer Common Stock set forth in the Allocation Statement to such Stockholder and the terms of this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure schedule delivered to Buyer prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Buyer, LLC Sub and Merger Sub that, as of the date hereof and as of the Closing Date:

4.1           Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its material properties and to carry on its business in all material respects as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Buyer copies of the Certificate of Incorporation and the Bylaws, in each case, as in effect as of the date of this Agreement.

4.2           Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the consummation of the Transactions (the “Company Documents”), and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the Company Documents and the consummation by the Company of the Merger and other Transactions have been duly authorized by the board of directors of the Company, and no other corporate action on the part of the Company (other than the Stockholder Approval) is necessary to authorize the execution, delivery and performance of this Agreement and each of the Company Documents and the consummation of the Merger and other Transactions. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3            Conflicts; Consents of Third Parties.

(a)          None of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation by the Company of the Transactions, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the Certificate of Incorporation or the Bylaws; (ii) any Material Contract or Permit to which the Company is a party or otherwise used in or necessary for the conduct of the Business; (iii) any Order applicable to the Company or by which any of the properties or assets of the Company or are bound or applicable to the Business; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii), and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to be material to the Company, individually or in the aggregate.

(b)          No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement or the Company Documents, the compliance by the Company with any of the provisions hereof or thereof, or the consummation by the Company of the Transactions, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL.

4.4           Capitalization.

(a)          The authorized capital stock of the Company consists of 325,000 shares of Common Stock. As of the date hereof: (i) there are 104,761 shares of Common Stock issued and outstanding; and (ii) there are 12,183 Options to purchase Common Stock issued and outstanding. All shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, are free and clear of all Liens (other than Permitted Exceptions) and have not been issued in violation of any preemptive rights. The entire authorized and outstanding capital stock of the Company is correctly set forth on Section 4.4(a) of the Company Disclosure Schedule, inclusive of a true, correct and complete list of (i) the name of each Stockholder and Optionholder, (ii) the number of shares of Common Stock or shares of Common Stock subject to Options, as applicable, held by such Stockholder or Optionholder as of the date hereof, (iii) the grant date of each Option, (iv) the vesting schedule for each Option, including any accelerated vesting provisions, and (v) the exercise price per share for each Option. The Stockholders are the only record holders of all outstanding shares of the Company’s capital stock. There are no other issued and outstanding shares of capital stock or other securities of the Company and no outstanding commitments or Contracts to issue any shares of capital stock or other securities of the Company. The allocation of Merger Consideration set forth in the Allocation Statement is not in conflict with the requirements of the Company’s Certificate of Incorporation, the Equity Plans, applicable Law and any applicable agreements to which the Company is a party.

(b)          Other than the Options described in Section 4.4(a) above, there is no outstanding option, warrant, call, right, or Contract of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of the Company. Other than the Options described in Section 4.4(a) above, there are no outstanding or authorized equity appreciation, phantom equity or similar rights, plans or arrangements with respect to the Company. The Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Common Stock of the Company and, to the Knowledge of the Company, no such trust or other Contract exists. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any equity securities of the Company and the Company has not redeemed any equity securities since January 1, 2013.

(c)          There is no liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register any shares of the Company’s capital stock or other securities of the Company, whether currently outstanding or that may subsequently be issued.

4.5           Subsidiaries. The Company does not own, or have any interest in any shares or have an ownership interest in any other Person.

4.6           Financial Statements.

(a)          The Company has made available to Buyer copies of: (i) the reviewed consolidated balance sheets of Giner, Inc. as at December 31, 2017 and the related reviewed consolidated statements of operations, stockholders’ equity and cash flows of Giner, Inc. for the fiscal years then ended (including the consolidating schedule of direct costs, consolidating schedule of indirect costs, consolidating balance sheet and consolidating statement of income related to the Company); (ii) the reviewed balance sheet of the Company as at December 31, 2018 and the related reviewed consolidated statements of operations, stockholders’ equity and cash flows of the Company for the fiscal year then ended; (iii) the audited balance sheet of the Company as at December 31, 2019, and the related reviewed consolidated statement of operations, stockholders’ equity and cash flows of the Company for the fiscal year then ended and (iv) the unaudited balance sheet of the Company as of May 31, 2020 and the related unaudited statement of operations and cash flows of the Company for the five-month period then ended (such reviewed, audited and unaudited statements are referred to herein as the “Financial Statements”). Except as set forth in the notes thereto, each of the Financial Statements has been prepared in accordance with GAAP consistently applied, with the exception of the absence of normal year-end audit adjustments (the effect of which will not be material, individually or in the aggregate), and footnotes in the unaudited financial statements (that if presented, would not differ materially from those presented in the audited Financial Statements), and fairly presents in all material respects the consolidated financial position, results of operations and cash flows of the Company as at the dates and for the periods indicated therein.

(b)         The Company maintains systems of internal accounting controls sufficient to meet the requirements of Material Contracts and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, consistently applied. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Company. There have been no instances of fraud by any current or past employee, consultant or director of the Company, whether or not material, that occurred during any period covered by the Financial Statements and neither the Company, nor its respective auditors or accountants, nor any current or past employee, consultant or director of the Company has identified or discovered any fraud, whether or not material, that involves the management or other current or past employees, consultants or directors of the Company who has a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any written claim, or any other claim or allegation, regarding any of the foregoing. Neither the Company, nor any current or past director, officer, employee, auditor or accountant of the Company has received any material written complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Financial Statements. No attorney, auditor or accountant representing the Company, whether or not employed by the Company, has reported to the Company or to any director or officer of the Company evidence of a material violation of Law, breach of fiduciary duty or similar violation by the Company or any of its current or past officers, directors, employees or agents. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls of the Company which would adversely affect the Company’s ability to meet the requirements of Material Contracts or record, process, summarize and report financial data. There has been no change in the accounting policies of the Company since inception, except as described in the Financial Statements. All reserves established by the Company that are set forth in or reflected in the Financial Statements have been established in accordance with GAAP and are adequate. The Company does not have any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated by the United States Securities and Exchange Commission.

(c)           All of the accounts receivable of the Company are obligations arising from sales made or services performed in the normal course of business, after deducting the reserve for doubtful accounts in accordance with GAAP and are valid and enforceable claims. Since the Balance Sheet Date, the Company has used its commercially reasonable efforts to collect its accounts receivable in the Ordinary Course of Business and have not accelerated any such collections. The Company does not have any accounts receivable or loans receivable from any Person which it is affiliated with or any of the directors, officers, employees, stockholders or Affiliates of the Company (other than accounts receivable or loans receivable from the Company).

(d)          All accounts payable and notes payable of the Company arose in bona fide arm’s length transactions in the Ordinary Course of Business and no such account payable or note payable is delinquent in its payment. Since the Balance Sheet Date, the Company has paid their accounts payable in the Ordinary Course of their Business. The Company does not have any accounts payable to any Person with which it is affiliated or any of the respective directors, officers, employees, stockholders or Affiliates of the Company (other than accounts payable to the Company).

4.7           No Undisclosed Liabilities. The Company does not have any liabilities of any kind, including with respect to the Business, other than liabilities: (i) reflected in or reserved against on the balance sheet of the Company as of December 31, 2019 (the “Balance Sheet” and such date, the “Balance Sheet Date”); (ii) incurred in the Ordinary Course of Business after the Balance Sheet Date consistent with past practice (none of which relate to a tortious act, breach of contract or violation of Law); (iii) executory obligations under Contracts which are not the result of a breach by the Company of any such Contract or Law; or (iv) obligations which are reflected in the calculation of Debt in determining the Merger Consideration at Closing.

4.8           Absence of Certain Developments. Except as contemplated by this Agreement, since the Balance Sheet Date and until the execution of this Agreement: (i) the Company has conducted its business only in the Ordinary Course of Business; (ii) there has not been any event, change, fact, occurrence, or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (iii) except for the Transactions, the Company has not taken any action that would, if taken after the date hereof, be prohibited by Section 6.2.

4.9           Taxes.

(a)          The Company has timely filed all income and other material Tax Returns and reports required to be filed by it (taking into account all applicable extensions of time to file), and all such Tax Returns are true, correct and complete in all material respects. All Taxes required to be paid by the Company (whether or not shown on such Tax Returns) have been duly and timely paid by it.

(b)          The unpaid Taxes of the Company do not, as of the Balance Sheet Date, exceed the reserve for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than any notes thereto). Since the Balance Sheet Date, the Company has not incurred any material liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.

(c)          All Taxes required to be withheld by the Company have been withheld and have been (or will be) duly and timely paid to the proper Taxing Authority.

(d)         As of the date of this Agreement, (i) no deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company that are still pending, (ii) no requests for waivers or extensions of the time to assess any Taxes have been made that are still pending, (iii) no income or other material Tax Return of the Company is under current examination by any Taxing Authority, nor has the Company received written or, to the Knowledge of the Company, oral notice indicating intent to open an audit or other review or a written request for information related to Tax matters from a Taxing Authority, (iv) no Person has executed any waiver of any statute of limitations on any Tax of or with respect to the Company, which waiver or extension is currently in effect, (v) no claim has been made in writing by a Governmental Body in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to Taxes assessed by such jurisdiction, (vi) the Company has not requested or agreed to any extension (other than an automatic extension) of time for filing any Tax Return that has not been filed, and (vii) there is no dispute or disagreement outstanding between the Company and any Governmental Body regarding any liability or potential liability for any Tax (including in each case penalties or interest) recoverable from the Company or regarding the availability of any relief from Tax to the Company.

(e)          The Company (i) has not been a member of any affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group that common parent of which is the Company) and (ii) has no liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of U.S. state, local, or non-U.S. law), as a transferee or successor or by contract (other than a contract entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes).

(f)           The Company is not nor has it been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)         Except as set forth in Section 4.9(g) of the Company Disclosure Schedule, the Company does not have any interest in a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(h)          Neither Buyer nor the Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) deferred intercompany transactions described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax law) occurring on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date outside the Ordinary Course of Business; (vi) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company from any period ending on or before the Closing Date to any period ending after such date; (vii) application of Section 952(c)(2) of the Code; or (viii) application of Section 951 or Section 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(i)           The Company has no disclosure obligations under Section 6662 of the Code or comparable provisions of U.S. state, local or non-U.S. Tax Law and has not participated in any listed transactions or reportable transactions within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction that is substantially similar to any of those transactions. The Company has not consummated, has not participated in, and is not currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

(j)           The Company has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code and the Treasury Regulations promulgated thereunder.

(k)          The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than commercial agreements entered into in the Ordinary Course of Business, the principal purpose of which is not related to Taxes) that is currently in effect, nor does the Company have any liability to another party under such an agreement.

4.10          Real Property.

(a)         The Company does not, nor has it ever owned any fee title interest in real property. Section 4.10(a) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) the street addresses of the Leased Real Properties that the Company leases or subleases or uses in connection with the Business, as of the date hereof, and (ii) each lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addendum, riders and other documents constituting a part of the Real Property Leases.

(b)         Except as set forth on Section 4.10(b)(i) of the Company Disclosure Schedule, with respect to each Real Property Lease, (i) the Company (as applicable) has a valid leasehold, subleasehold or other interest in the Leased Real Property, free and clear of any Liens other than the Permitted Exceptions and (ii) to the Knowledge of the Company, each Real Estate Lease is legal, valid, binding, enforceable (assuming the enforceability against all other parties to such lease or sublease), and in full force and effect with respect to the Company, except as such enforceability may be limited by (A) applicable insolvency, bankruptcy, reorganization, moratorium, or other similar Laws affecting creditors’ rights generally and (B) applicable equitable principles (whether considered in a proceeding at Law or in equity). The Company has not received or provided any written or, to the Knowledge of the Company, oral notice of any event or occurrence that has not been resolved and that has resulted or could reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Real Estate Lease. The Company has delivered to Buyer full, complete and accurate copies of each of the Real Estate Leases. The Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of their rights or interests in the leasehold or subleasehold under any of the Real Estate Leases, except as otherwise set forth on Section 4.10(b)(ii) of the Company Disclosure Schedule.

(c)         Except as set forth on Section 4.10(c) of the Company Disclosure Schedule, to the Knowledge of the Company, there is no existing or pending, or threat of any, condemnation action or proceeding or similar actions or casualties related to any part of the Leased Real Property.

4.11         Tangible Personal Property.

(a)         The Company has not received any written or, to the Knowledge of the Company, oral notice of any default or any event that with notice or lapse of time, or both, would constitute a material default, by the Company, under any lease of material personal property in effect on the date hereof with respect to which the Company is the lessee or to which is used in connection with the Business, and to the Knowledge of the Company, there is no such default or event of default. Section 4.11(a) of the Company Disclosure Schedule sets forth the material personal property owned by the Company or used in connection with the Business. Except as set forth on Section 4.11(a) of the Company Disclosure Schedule, the Company owns good title to, hold pursuant to valid leases or otherwise has the valid and legal right to use, all of its material tangible personal property shown to be owned by it on the unaudited balance sheet of the Company as at the Balance Sheet Date (except for such personal property sold or disposed of subsequent to the date thereof in the Ordinary Course of Business), free and clear of all Liens, except for Permitted Exceptions.

(b)          Except as set forth on Section 4.11(b) of the Company Disclosure Schedule, the books and records of the Company reflect, in all material respects, the machinery, equipment and other tangible personal property owned or leased by the Company or used in connection with the Business and such assets are sufficient for the continued operation of the Business.

4.12         Intellectual Property.

(a)          Section 4.12(a) of the Company Disclosure Schedule contains a complete and accurate list of all (i) Patents, Marks, Internet domain names, and Copyrights owned or purported to be owned by or filed or issued under the name of the Company or used by the Company or any of its Affiliates in the conduct of the Business prior to the Effective Time, and that have been issued by, or registered with, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (collectively, “Company Registered Intellectual Property”), in each case including, to the extent applicable, the date of filing, issuance or registration, the filing, issuance or registration number and the name of the body where the filing, issuance or registration was made and for each Internet domain name, the applicable domain name registrar, the expiration date for the registration, and the name of the registrant, (ii) material unregistered Trademarks and material unregistered Copyrights (including Software) owned or used by the Company, (iii) licenses, sublicenses or other Contracts under which the Company is granted rights by any other Person in Intellectual Property (“Licenses In”), other than commercial off-the-shelf Software or other technology (including technology offered on a SaaS, PaaS, or IaaS or similar basis and Software available through retail stores, distribution networks or that is pre-installed as a standard part of hardware purchased by the Company) that has an annual license or subscription fee or a total replacement cost of less than $15,000 (“Off-the-Shelf Software”), employee agreements substantially on the Company’s standard form, a copy of which has been made available to Buyer, and non-disclosure agreements entered into in the Ordinary Course of Business, and (iv) licenses, sublicenses or other Contracts under which the Company has granted rights to any other Person in Intellectual Property (“Licenses Out”) (other than customer purchase orders, employee agreements, and non-disclosure agreements entered into in the Ordinary Course of Business). In the case of any licenses, sublicenses or other Contracts disclosed pursuant to the foregoing clauses (iii) or (iv), Section 4.12(a) of the Company Disclosure Schedule also sets forth whether each such license, sublicense or other agreement is exclusive.

(b)           All Company Registered Intellectual Property is currently in compliance with all formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications), and is recorded in the name of the Company. All documents and instruments necessary to perfect the rights of the Company in the Company Registered Intellectual Property have been validly executed, delivered and filed in a timely manner with the applicable Governmental Body. No Patent included in the Company Registered Intellectual Property has been or is now involved in any reissue, re-examination, inter-partes review, post-grant review, or opposition proceeding. All Company Registered Intellectual Property is subsisting, valid and enforceable by the Company. All products made, used or sold under the Patents included in the Company Registered Intellectual Property have been marked with the proper patent notice. There is no Legal Proceeding pending or threatened in writing in which a claim of adverse ownership, unenforceability, invalidity or other opposition to or conflict with any Company Registered Intellectual Property is asserted or otherwise alleged.

(c)           Each License In and License Out is a legal, valid and binding obligation of the Company and, to the Knowledge of the Company, of each counterparty thereto and is in full force and effect, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercially reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The Company, nor to the Knowledge of the Company, any other party thereto, is not in material breach of, or in material default under, any such License In or License Out, and no event has occurred that with notice or lapse of time or both would constitute such a material breach or material default thereunder by the Company, or, to the Knowledge of the Company, any other party thereto. The Company has not received any written or, to the Knowledge of the Company, oral notice from a counterparty regarding any actual or possible material violation or material breach of, material default under or intention to cancel, terminate, breach or materially modify any License In or License Out.

(d)           The Company solely and exclusively owns all Company Intellectual Property, free and clear of all Liens other than Permitted Exceptions. All Intellectual Property that is used, held for use or practiced by the Company, but not owned by the Company, is validly licensed to the Company pursuant to (i) a License In set forth on Section 4.12(a)(iii) of the Company Disclosure Schedule, or (ii) employee agreements substantially on the Company’s standard form, a copy of which has been made available to Buyer. The Intellectual Property (x) owned or purported to be owned by the Company, (y) licensed to the Company under Licenses In listed in Section 4.12(a)(iii) of the Company Disclosure Schedule, and (z) licenses to the Company under employee agreements substantially on the Company’s standard form, a copy of which has been made available to Buyer, constitute all of the Intellectual Property necessary and sufficient to conduct the Business immediately prior to Closing. Following the Closing Date, and subject to the licenses granted by the Company to Giner, Inc. under the Amended and Restated Assignment and License Agreement, the Company will have the same rights and privileges in and to all of the Company Intellectual Property as the Company had immediately prior to the Closing Date.

(e)         The Company has taken commercially reasonable steps to protect and maintain the confidentiality and value of all Trade Secrets included in the Company Intellectual Property, including entering into written agreements that provide reasonable protection for such Trade Secrets with all of their respective current and former employees, independent contractors or consultants who have accessed such Trade Secrets. There has been no disclosure by the Company to any other Person of any of the Trade Secrets included in the Company Intellectual Property that are intended to be maintained as confidential by the Company, other than those contractually obligated to maintain such information as confidential, pursuant to a written confidentiality agreement. The Company has taken commercially reasonable steps and maintained all records required under any Government Contracts or applicable Law to protect all rights in and to any Company Intellectual Property owned by the Company and has included the proper restrictive legends on all copies of any Company Intellectual Property delivered, used or identified in connection with such Government Contracts. The Company is not obligated to provide a license to any Governmental Body to use or disclose any of the Company Intellectual Property used in connection with any Government Contracts.

(f)          No activity by the Company, or the operation by the Company of the Business as conducted prior to the Closing, infringes, misappropriates or violates (or in the past has infringed, misappropriated or violated) any Intellectual Property of any other Person. There are no, and have been no, Legal Proceedings pending, or threatened in writing, against the Company alleging that any activity of the Company, or the operation of the Company’s Business, infringes, misappropriates or violates (or in the past has infringed, misappropriated or violated) any Intellectual Property of any other Person.

(g)         To the Knowledge of the Company, there is no, nor in the past has there been, any infringement, misappropriation or violation by any other Person of any Company Intellectual Property. The Company has not commenced, or threatened in writing, any Legal Proceeding alleging any infringement, misappropriation or violation by any other Person of any Company Intellectual Property.

(h)         All former and current employees, shareholders, officers, consultants and contractors of the Company, and any other Person that has contributed to or participated in the development, commercialization or other exploitation of Intellectual Property for or on behalf of the Company, have executed written instruments with the Company that assign to the Company all rights, title and interest in and to any and all (i) inventions, improvements, ideas, discoveries, developments, writings, works of authorship, know-how, processes, methods, technology, data, information and other Intellectual Property rights relating to the business of the Company or any of the products or services being researched, developed, manufactured or sold by the Company or that may be used with any such products or services and (ii) Intellectual Property relating thereto. No former or current employee, shareholder or officer of the Company has any claim, right or interest in or to any Company Intellectual Property. A valid and enforceable assignment to the Company for each Patent included in the Company Registered Intellectual Property has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(i)           No funding or facilities of a Governmental Body, or a university, college, other educational institution or research center, was used in the research or development of any Company Intellectual Property, and no such entity has any claim or right in or to any of the Company Intellectual Property and the Company has not granted to any Governmental Body or university, either expressly, or by any act or omission, any unlimited, unrestricted or government purpose rights, or any similar rights in Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for a Governmental Body, or a university, college, other educational institution or research center, in a manner that would materially affect the rights of the Company in any Company Intellectual Property.

(j)           The Company IT Systems operate and perform in all material respects in accordance with their documentation and functional specifications and are sufficient, in all material respects, for the conduct of the business of the Company as currently conducted.  The Company owns or has rights to access and use all Company IT Systems. The Company has since January 1, 2017 taken commercially reasonable measures to maintain the performance, security and integrity of the Company IT Systems. Since January 1, 2017, there has been no unauthorized access to, or intrusions or breaches of the security of, the Company IT Systems, except as would not reasonably be expected to be material to the Company.  Except as set forth on Section 4.12(h) of the Company Disclosure Schedule, in the past twelve (12) months there have been no failures, breakdowns or continued substandard performance in the Company IT Systems that, in each case, have caused any material disruption or interruption in or to the conduct of the business of the Company.

(k)          The Company does not distribute or make available any Software that (i) contains any “viruses”, “worms”, “time bombs”, “key-locks”, or any other devices created designated to disrupt or interfere with the operation of such Software or the hardware upon which such Software operates, or the integrity of data or file without the user’s consent, or (ii) includes or installs any spyware, adware, or other similar program that monitors the use of the Software or a user’s actions or contacts any remote computer, without the knowledge and express consent of the user(s) of such Software.

(l)           The Company has not made, directly or indirectly, any commitments, promises, submissions, suggestions, statements or declarations (including any membership commitments or other commitments, promises, submissions, suggestions, statements or declarations that could require or obligate the Company to grant or offer to any other Person any license or right to any Company Intellectual Property or otherwise impair or limit the Company’s control of any such Company Intellectual Property) to any standards-setting bodies, industry groups or other similar organizations (“Standards Organizations”), and no Patent included in the Company Registered Intellectual Property (i) is subject to any commitment that would require the grant of any license or other right to any Person or otherwise limit the Company’s control of any Company Registered Intellectual Property or (ii) has been identified by the Company or, to the Knowledge of the Company, any other Person as essential to any Standards Organization or any standard promulgated by any Standards Organization.

(m)         All actions required under the Bayh Dole Act, 35 U.S.C. § 202 et seq., and its implementing regulations, 37 C.F.R. Part 401 (collectively the “Bayh Dole Laws”) have been timely performed by the Company with respect to any Company Intellectual Property that is a “subject invention” (as that term is defined under the Bayh Dole Laws). Where funding from any Governmental Body was used in the development of any Company Registered Intellectual Property owned or purported to be owned by the Company, including any technical data, computer software, or computer software documentation (as those terms are defined under the FAR and agency FAR supplements), the Company has maintained records sufficient to justify the validity of any restrictive markings on such technical data, computer software and computer software documentation. All disclosures, elections, and notices required by applicable Law, including but not limited to Bayh Dole Laws, and Government Contract terms that are necessary to protect ownership of the Company and minimize the rights of a Governmental Body in the Company Registered Intellectual Property have been made by the Company. All technical data, computer software and computer software and computer software documentation developed, delivered or used by the Company in connection with any Company Registered Intellectual Property have been properly and sufficiently marked as appropriate to reflect the Company’s technical data and software rights and to minimize the rights of the relevant Governmental Body. The Company is in compliance with all reporting, notice, prosecution, licensing, and other material obligations relating to any Company Registered Intellectual Property that was conceived or first actually reduced to practice under any Contract with any university, military, educational institution, research center, Governmental Body, or other similar organization to which the Company is a party.

4.13         Material Contracts.

(a)         Section 4.13(a) of the Company Disclosure Schedule sets forth all of the following Contracts to which the Company is a party or by which it is bound or to which is used in connection with the Business, in each case, as of the date of this Agreement (collectively, all Contracts required to be set forth on Section 4.13(a) of the Company Disclosure Schedule, together with the Licenses In and Licenses Out, the “Material Contracts”):

(i)            Contracts with any Stockholder, Optionholder or any current officer or director of the Company (other than Company Benefit Plans, Option agreements or Contracts made in the Ordinary Course of Business on terms generally available to similarly situated non-affiliated parties);

(ii)           any redemption or purchase agreements or other Contracts affecting or relating to the securities of the Company, including, without limitation, any agreement which includes anti-dilution rights, registration rights, voting arrangements, operating covenants or similar provisions;

(iii)          collective bargaining agreements and other Contracts with any labor union or association representing any employee of the Company;

(iv)          Contracts or offer letters for the employment of any officer or C-level executive of the Company, and Contracts for the employment of any other Person, in each case, that provide for severance compensation or provide compensation as a result of, or related to, the execution of this Agreement or the consummation of the transaction contemplated hereby;

(v)           Contracts for the sale of any of the assets of the Company (but excluding Intellectual Property), (other than sales or dispositions of inventory or other assets in the Ordinary Course of Business);

(vi)          Contracts relating to any acquisition made by the Company of any operating business or the capital stock of any other Person;

(vii)         joint venture, teaming, fiscal partnership or other similar Contract with a third party;

(viii)        Contracts relating to the acquisition or assignment, sale or transfer of an ownership interest or security interest in or to any Intellectual Property;

(ix)            research and development or joint development Contracts;

(x)             any Contract pursuant to which any Legal Proceeding or other dispute is settled, including settlement agreements and covenants not to sue, that impose material restrictions on the Company, or that require the Company to pay any amount in excess of $25,000;

(xi)           Contracts containing covenants restricting or limiting the ability of the Company to (A) compete in any business with any Person or in any geographic area, (B) engage in any business practices, (C) solicit the employment of, or hire, any potential employees, consultants or independent contractors, or (D) acquire any product, property or other asset (tangible or intangible), or any services, from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person;

(xii)          Contracts relating to the incurrence of Debt, or the making of, or committing to make, any loans by the Company, in each case, involving amounts in excess of $50,000, individually or in the aggregate;

(xiii)         Contracts with the top fifteen (15) customers of the Company as determined by aggregate sale amount for each of fiscal year 2018, fiscal year 2019 and the five (5) month period ending on the date hereof (collectively, the “Top Customers”);

(xiv)         Contracts with the top fifteen (15) suppliers of the Company as determined by aggregate purchase amount for each of fiscal year 2018, fiscal year 2019 and the five (5) month period ending on the date hereof (collectively, the “Top Suppliers”);

(xv)          any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any Contract or agreement involving fixed price or fixed volume arrangements;

(xvi)         any Contract that is not closed out or remains subject to audit with any Governmental Body, any Permit, or any Contract with a government prime contractor or grant awardee or subcontractor or subawardee (at any tier) (including work order or intercompany work order) (that is not closed out or remains subject to audit), including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”);

(xvii)       any Contract relating to capital expenditures and involving future payments in excess of $10,000 individually or $25,000 in the aggregate;

(xviii)       any Contract that contemplates or involves: (A) the future payment or delivery of cash in an amount or having a value in excess of $50,000 in the aggregate during any twelve month period; or (B) the future performance of services having a value in excess of $50,000 in the aggregate during any twelve month period; and

(xix)         any Real Property Leases.

(b)         Each Material Contract is a legal, valid and binding obligation of the Company and, to the Knowledge of the Company, of each counterparty thereto and is in full force and effect, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercially reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The Company, nor to the Knowledge of the Company, any other party thereto, is not in material breach of, or in material default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a material breach or material default thereunder by the Company, or, to the Knowledge of the Company, any other party thereto. The Company has not received any written, or to the Knowledge of the Company, oral notice regarding any actual or possible material violation or material breach of, material default under or intention to cancel, terminate, breach or materially modify any Material Contract.

4.14          Employee Benefits Plans.

(a)          Section 4.14(a) of the Company Disclosure Schedule lists each Company Benefit Plan in effect or pursuant to which the Company has or may have any liability as of the date of this Agreement (other than (i) agreements or offer letters for the employment of any employee that are terminable at-will by the Company without a required notice period or severance or change of control pay or benefits, in which case only the forms of such agreements will be listed, and (ii) individual equity award agreements that do not deviate from the Company’s standard forms, in which case only such standard forms of equity award agreement will be listed).

(b)          The Company has made available to Buyer true, correct and complete copies of the following documents, with respect to each Company Benefit Plan, where applicable: (i) all documents embodying or governing each Company Benefit Plan (or, in the case of any such Company Benefit Plan that is unwritten, a written description of the material terms thereof) and any funding medium for the Company Benefit Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required); (iv) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (v) the last three years of non-discrimination testing results, (vi) the most recent actuarial valuation report; and (vii) all non-routine correspondence to and from any governmental agency.

(c)          (i) Each Company Benefit Plan is and has been established, operated, and administered in all material respects in accordance with its terms and all applicable Laws and regulations, including without limitation ERISA, the Code, and the Affordable Care Act. (ii) No Company Benefit Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance or similar program, or been the subject of any self-correction under any such program. (iii) No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any fiduciary or service provider thereof and, to the Knowledge of the Company there is no reasonable basis for any such litigation or proceeding. (iv) All payments and/or contributions required to have been timely made with respect to all Company Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Company Benefit Plan and applicable Law. (v) The Company Benefit Plans satisfy in all material respects the minimum coverage, affordability and nondiscrimination requirements under the Code.

(d)          Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Benefit Plan for any period for which such Company Benefit Plan would not otherwise be covered by an IRS determination and, to the knowledge of the Company, no event or omission has occurred that would cause any Company Benefit Plan to lose such qualification or require corrective action to the IRS or Company Benefit Plan Compliance Resolution System to maintain such qualification.

(e)          Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(f)           Neither the Company nor any ERISA Affiliate provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law) and the Company has no outstanding promises to provide such post-termination benefits or any liability with respect to such post-termination benefits.

(g)          Each Company Benefit Plan may be amended, terminated, or otherwise modified (including cessation of participation) by the Company to the greatest extent permitted by applicable Law, including the elimination of any and all future benefit accruals thereunder, and no employee communications or provision of any Company Benefit Plan has failed to effectively reserve the right of the Company or the ERISA Affiliate to so amend, terminate or otherwise modify such Company Benefit Plan. (ii) The Company has not announced its intention to modify or terminate any Company Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Plan. (iii) Each asset held under each Company Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability. (iv) No Company Benefit Plan provides health or long-term disability benefits that are not fully insured through an insurance contract.

(h)          The per share exercise price of each Option is no less than the fair market value of a share of Common Stock on the date of grant of such Option determined in a manner consistent with Section 409A of the Code. Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Benefit Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(i)           No Company Benefit Plan provides for any Tax “gross-up” or similar “make-whole” payments.

(j)           Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company; (ii) further restrict any rights of the Company to amend or terminate any Company Benefit Plan; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(k)          No Company Benefit Plan is subject to the Laws of any jurisdiction outside the United States.

(l)           This Section 4.14 represents the sole and exclusive representation and warranty of the Company regarding employee benefit matters.

4.15          Labor and Employment.

(a)          Section 4.15(a) of the Company Disclosure Schedule contains a complete and accurate list of all employees of the Company as of the date of this Agreement, setting forth for each employee: his or her position or title; whether classified as exempt or non-exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the employee’s actual annual base salary or other rates of compensation; bonus potential; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); any visa or work permit status and the date of expiration, if applicable; and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the transactions contemplated hereby.

(b)         Except as set forth on Section 4.15(b) of the Company Disclosure Schedule, the Company does not employ or otherwise engage any independent contractors, temporary employees, leased employees or any other servants or agents compensated other than through reportable wages paid by the Company and reported on a Form W-2 (collectively, “Contingent Workers”).

(c)         In all material respects, the Company is, and for the past three years have been, in compliance with all applicable laws and regulations respecting labor and employment matters, including fair employment practices, harassment, discrimination, pay equity, restrictive covenants, the classification of independent contractors and employees, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime. The Company is not delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it.

(d)         The Company has not, nor within the past three years has it been, a party to, or otherwise obligated under, any collective bargaining agreement or other contract with a labor union or organization that purports to represent any employee of the Company. There is no, and during the past three years there has not been, any labor strike, picketing of any nature, organizational campaigns, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the business of the Company, nor has the Company engaged in any unfair labor practice or received any unfair labor practice charge.

(e)          Currently and within the three (3) years preceding the date of this Agreement, the Company is not, nor has it been involved in any way in, any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or internal or external investigation of alleged employee misconduct; in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, or other unlawful harassment).

(f)          In the last three (3) years, no complaints of sexual harassment have been made to the Company against any employee or independent contractor of the Company. To the Knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation against or involving the Company or any current employee, director or independent contractor of the Company.

(g)         Except as set forth on Section 4.15(g) of the Company Disclosure Schedule, all employees of the Company are employed at-will.

(h)         Except as set forth on Section 4.15(h) of the Company Disclosure Schedule, each employee of the Company has signed a copy of the Company’s standard form confidentiality and invention assignment agreement.

(i)          Except as set forth on Section 4.15(i) of the Company Disclosure Schedule, in the past 12 months (i) the Company has not terminated the employment of any officer or senior management employee of the Company for any reason; and (ii) to the Knowledge of the Company, no officer or senior management employee, or group of employees or Contingent Workers, has expressed any plans to terminate his, her or its employment or service arrangement with the Company.

(j)          Since January 1, 2019, the Company has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of the Company or one or more facilities or operating units within any site of employment or facility of the Company. During the ninety (90) day period preceding the date hereof, no employee or Contingent Worker has suffered an “employment loss” as defined in the WARN Act with respect to the Company.

4.16         Litigation.

(a)         There are no, and since January 1, 2017, there have been no, Legal Proceedings pending, in progress, or to the Knowledge of the Company, threatened in writing against, the Company or any of the Company’s assets, or to their respective officers, employees or directors in their capacity as such or relating to or affecting the Business.

(b)         To the Knowledge of the Company, no officer or director of the Company is, or since January 1, 2015 has been: (i) subject to voluntary or involuntary petition under the federal bankruptcy or insolvency laws or any U.S. state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property or that of any partnership of which he or she was a general partner or any corporation or business association of which he or she was an executive officer; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or been otherwise accused of any act of moral turpitude; (iii) the subject of any order, judgment, or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the U.S. Securities and Exchange Commission (or similar regulatory body) to have violated any federal or state commodities, securities or unfair trade practices Law, which judgment or finding has not been subsequently reversed, suspended, or vacated.

4.17         Compliance with Laws; Permits.

(a)         The Company is in compliance, and since January 1, 2017 have been in compliance, in all material respects with all Laws of any Governmental Body applicable to the Business or the Company. The Company has not received any written or, to the Knowledge of the Company, oral notice of or been charged by or before any Governmental Body with the violation of any Laws.

(b)         The Company has all Permits which are required for the operation of the Business. Section 4.17(b) of the Company Disclosure Schedule lists all current Permits issued to the Company or which are related to the conduct of the Business as currently conducted, including the names of the Permits and their respective dates of issuance and expiration. The Company is not in default or violation of any term, condition or provision of any Permit to which it is a party, except for such default or violation as would not reasonably be expected to be, individually or in the aggregate, material to the Company, taken as a whole.

4.18         Environmental Matters. The Company is and the operations of the Company with respect to the Business are, and for the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws. The Company holds, and is in compliance in all material respects with, all Permits required for its operations and the Business under Environmental Laws. There is no civil, criminal, arbitral or administrative action, suit, hearing, investigation, inquiry, order, decree or proceeding pending or, to the Knowledge of the Company, threatened against the Company or with respect to the Business that is based on, or alleges any material liability under, Environmental Laws. The Company has not received any written claim, notice or information request alleging that the Company or the conduct of the Business is in violation of, or may have or result in liability under, Environmental Laws, which, in each case, was either received within the past three (3) years or the subject of which remains unresolved. No Hazardous Material is present or has been Released: (i) as a result of the Company’s operations or the operations of the Business; (ii) at, to, on, under or from any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by the Company; or (iii) at, to, on, under or from any real property at or to which the Company has disposed of, arranged for the disposal of, or transported any Hazardous Material, in the case of each of (i), (ii), and (iii) in an amount, manner, condition or concentration that has resulted, or would reasonably be expected to result, in material liability to the Company under Environmental Laws. The Company has not assumed (whether by contract or operation of law) any material liability (including any investigatory, corrective or remedial obligation) of any other Person arising under Environmental Laws. The Company has made available to Buyer copies of all material environmental audits, site assessments, reports, and other material environmental documents relating to (i) the Company’s past or current operations, properties or facilities or (ii) the Business, which, in each case, are in the Company’s possession or reasonable control.

4.19         Insurance. Section 4.19 of the Company Disclosure Schedule lists each insurance policy maintained by the Company or relating to the Business, each of which the Company has made available to Buyer and lists each claim filed under any of the Company’s insurance policies since January 1, 2015, and a description of the fact thereof and resolution thereto. All of such insurance policies are in full force and effect. With respect to each such insurance policy, (a) the Company is not in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice of claims), and no event has occurred or conditions exist which, with notice or the lapse of time or both, would constitute such a material breach or material default, or permit termination or modification, under any such policy and (b) no written or, to the Knowledge of the Company, oral notice of cancellation or termination has been received other than in connection with ordinary renewals.

4.20         Related Party Agreements. Except as set forth on Section 4.20 of the Company Disclosure Schedule and except for (a) normal advances to employees in the Ordinary Course of Business, (b) payment of compensation for employment to employees in the Ordinary Course of Business and (c) participation by employees, officers and directors in any Company Benefit Plans, no director or officer of the Company or any owner of more than two percent (2%) of the shares of Common Stock (or any Affiliate or immediate family member of any of the foregoing) (x) is a party to any agreement, arrangement, contract or other commitment to which the Company is a party or by which any of their respective assets or properties is bound, (y) has an interest in any agreement, arrangement, Contract or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or relating to the Business and (z) has any direct or indirect interest, ownership, participation or other interest in, or is an officer, director or employee of, any Top Customer or Top Supplier.

4.21         Customers and Suppliers.

(a)          Section 4.21(a) of the Company Disclosure Schedule sets forth a list of the Top Customers. No Top Customer has notified in writing or otherwise informed the Company executives that it intends to terminate or alter the terms of its buying practices or its business relationship with the Company. All Top Customers are current in their payment of invoices and the Company has not, nor since January 1, 2016, has it had, any material disputes concerning its products and/or services with any Top Customer. To the Knowledge of the Company, there is no material dissatisfaction on the part of any Top Customer or any facts or circumstances that would reasonably be expected to lead to such material dissatisfaction.

(b)          Section 4.21(b) of the Company Disclosure Schedule sets forth a list of the Top Suppliers. No Top Supplier has notified in writing or otherwise informed the Company’s executives that it intends to terminate or alter the terms of its supplying practices or its business relationship with the Company. The Company is current in its payments to all Top Suppliers and the Company has not, nor since January 1, 2016, has it had, any material disputes concerning products and/or services provided by any Top Supplier. To the Knowledge of the Company, there is no material dissatisfaction on the part of any Top Supplier or any facts or circumstances that would reasonably be expected to lead to such material dissatisfaction. The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on its business, and to the Knowledge of the Company, there is no reason why the Company (whether before or after Closing) would not continue to have such access on commercially reasonable terms.

4.22         Financial Advisors. Except as set forth on Section 4.22 of the Company Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from the Company in respect thereof.

4.23         Anti-Corruption. Neither the Company nor any of its respective officers, directors, employees, stockholders, agents or representatives, nor any Person acting for or on behalf of the Company, has directly or indirectly (a) made or attempted to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services, in violation of any requirement of applicable Law addressing anti-bribery or anti-corruption in each jurisdiction where the Company is conducting or has conducted business (including, as applicable, the Foreign Corrupt Practices Act and the U.K. Bribery Act) (all such applicable Laws, “Anti-Bribery Laws”), (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, or (iii) to obtain special concessions or for special concessions already obtained; (b) taken any action in violation of the Anti-Bribery Laws; or, (c) established or maintained any fund or asset that has not been recorded in the books and records of the Company. The Company has established sufficient internal controls and procedures that are reasonably tailored to the Company’s size, complexity, operations, business lines, geographic footprint, and business model and designed to ensure compliance with Anti-Bribery Laws and has made available all of such documentation to Buyer.

4.24         Privacy.

(a)          The Company complies, and at all times since January 1, 2017, has complied, in all material respects with all (i) all applicable Laws, (ii) contractual obligations to which the Company is bound relating to privacy, data protection, or data security with respect to Personal Information (including, but not limited to, those with identified customers), (iii) public-facing privacy, data handling and/or security policies of the Company, and (iv) industry standards that are binding upon the Company, in each case relating to privacy, data protection, and data security with respect to (A) the privacy of users of any web properties, products and/or services of the Company; (B) the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any Personal Information collected or used by the Company or by third parties having access to such information; and (C) the transmission of marketing and/or commercial messages through any means, including, without limitation, via email, text message and/or any other means (collectively, “Privacy Laws and Requirements”). Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will, except as would not reasonably be expected to be material to the Company, violate any Privacy Laws and Requirements.

(b)         The Company takes and at all times since January 1, 2015 has taken commercially reasonable measures (including implementing and monitoring compliance with commercially reasonable measures with respect to technical and physical security) to protect Personal Information under its control and/or in its possession against loss and against unauthorized access, use, modification, disclosure or other misuse, and has security measures in place designed to protect all Personal Information under its control and/or in its possession from unauthorized access by any unauthorized Person. Since January 1, 2015, there has not been any breach in security or other incident that has permitted any unauthorized access, disclosure of, appropriation of, or use of any Personal Information under the Company’s control or possession, except as would not reasonably be expected to be material to the Company. Except as would not reasonably be expected to be material to the Company, the Company requires all third parties to which it provides Personal Information and/or access thereto to maintain the privacy and security of such Personal Information, including by contractually obligating such third parties to use measures to protect such Personal Information from unauthorized access by and/or disclosure to any unauthorized third parties.

(c)          There is, and in the past three (3) years has been, no complaint to, or any Legal Proceeding or claim currently pending, or threated in writing against, against, the Company by any Person, with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Information.

4.25         Export Control and Economic Sanctions.

(a)           The Company is and has been since its establishment in 2017 in compliance with the terms of all applicable Export Approvals and International Trade Laws and Regulations; and furthermore, the Company has not received any written communication from a Governmental Body alleging that it is not in compliance with any Export Approval or International Trade Laws and Regulation.

(b)           The Company has obtained all export and import licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any material filings with, any Governmental Body required for (i) the export, import and reexport of their respective products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (the “Export Approvals”). The Company is in compliance with the terms of all Export Approvals, and there are no pending or threatened claims against the Company with respect to the Export Approvals.

(c)           Section 4.25(c) of the Company Disclosure Schedule provides a true and accurate table identifying each of the items manufactured by the Company over the last five (5) years, including, for each item, the correct Export Control Classification Number (under the Commerce Control List of the Export Administration Regulations) or United States Munitions List Category (of the International Traffic in Arms Regulations), and an indication whether the item was self-classified or was the result of an agency determination.

4.26         Condition and Sufficiency of Assets. Except as set forth in Section 4.26 of the Company Disclosure Schedule, at Closing, the tangible assets of the Company, in conjunction with the rights and services to be provided under the Transition Services Agreement will include all of the tangible assets used primarily in or that are necessary for the continued operation of the Company immediately after Closing to conduct the Business in the same manner as conducted immediately before the Closing. The Company has good title to, or valid license or right to use, free and clear of all Liens except for Permitted Exceptions, the tangible assets reflected in the Financial Statements that are used primarily in or are necessary for, in all material respects, the operation of the Business immediately prior to Closing.

4.27         Debt. A true, correct, and complete list of all of the Company’s Debt or Debt relating to the Business as of the date hereof is listed on Section 4.27 of the Company Disclosure Schedule.

4.28         Government Contracts(a).

(a)            Section 4.28(a)(i) of the Company Disclosure Schedule lists and identifies as of the date hereof each Government Contract held by the Company, that the Company has agreed to acquire or entered into in connection with the Business on which final payment has not been made or remains subject to audit or review (each, a “Company Government Contract”), identified by (i) contract name, (ii) customer, (iii) customer’s contract or order number, (iv) date of award, (v) period of performance, (vi) Company’s internal project code number, (vii) contract type (e.g., firm fixed price, cost reimbursable, time and material), and (vii) contract revenue from inception to April 30, 2020. Section 4.28(a)(ii) of the Company Disclosure Schedule lists any bid, proposal, submission, offer or quotation to sell products or services, whether solicited or unsolicited, made or provided by the Company prior to the date hereof that, if accepted or awarded, would result in a Government Contract (each a “Government Bid”).

(b)           (i) each Company Government Contract was legally awarded, and (ii) no Company Government Contract (or, where applicable, the prime contract with the Governmental Body under which the Company Government Contract was awarded) is the subject of bid or award protest proceedings.

(c)          The Company has not submitted a Government Bid or been awarded or agreed to acquire a Government Contract which the Company was ineligible to be awarded due to its bidder status classification at the time such Government Bid was submitted or the Government Contract was awarded. Section 4.28(c) of the Disclosure Schedule sets forth (A) a list of each Government Contract or Government Bid in which the Company at the time of submission of such Government Bid or at the time of executing such Government Contract represented that the Company was a small business concern, a small disadvantaged business, a service-disabled, veteran-owned small business concern, a veteran-owned small business concern, a woman-owned business concern, a “protégé” under a mentor-protégé agreement or program, or had or qualified for any other preferential status (including participation in preferential status programs such as the Historically Underutilized Business Zone program and participation under section 8(a) of the Small Business Act) or other “set aside” status.

(d)           All invoices, costs, claims for payments and rates claimed or submitted by the Company or on behalf of the Company in connection with a Government Contract or a Government Bid were current, accurate and complete in all material respects as of the submission dates. No facts exist that would give rise to a claim for price adjustment, disallowance of costs, adjustment of rates, demand for repayment, refund, application of discounts or similar under any Company Government Contract. There has not been any disallowance, withholding or setoff of any material payments due to the Company pertaining to a Government Contract by a Governmental Body or prime contractor or higher-tier subcontractor. The Company has complied in all material respects with all timekeeping/time recordation and workshare requirements of the applicable Government Contracts. There are no audits, reviews or investigations by any Governmental Body with regard to the Government Contracts (past or present), that are either ongoing or have been completed but the report of which has not yet been issued (and is expected to be issued). No audit by a Governmental Body has questioned material costs or identified any other failure to comply with material contractual requirements or applicable Law.

(e)            All statutory and regulatory requirements pertaining to the Company Government Contracts and Government Bids, including the Armed Services Procurement Act, the Federal Property and Administrative Services Act, the Buy American Act, the Trade Agreements Act, the Service Contract Act, the Fair Labor Standards Act, the Procurement Integrity Act, the FAR, the FAR cost principles and the Cost Accounting Standards, to the extent applicable, have been complied with in all material respects and all internal controls and policies required have been adopted.

(f)            All facts set forth in or acknowledged by any representations, certifications or disclosure statements made or submitted by or on behalf of the Company in connection with any of the Company Government Contracts and its quotations, bids and proposals for Government Contracts were current, accurate and complete as of the date of their submission in all material respects. All applicable representations, certifications and disclosure requirements under all the Company Government Contracts and each of the quotations, bids and proposals for Government Contracts have been complied with in all material respects.

(g)            No facts exist which would give rise to liability to the Company under the False Claims Act. The Company has not made any mandatory disclosure to a Governmental Body including with respect to credible evidence of a violation of federal criminal Law involving fraud, conflict of interest, bribery or gratuity provisions found in Title 18 of the United States Code, a violation of the civil False Claims Act, or a significant overpayment in connection with the award, performance or closeout of any Government Contract, and there are no facts that would require such disclosure.

(h)           Neither the Company nor any of its respective officers, employees or agents has violated any legal, administrative or contractual restriction concerning the employment of (or discussions concerning possible employment with) current or former officials of any Governmental Body, including the post-employment restrictions set forth in 18 U.S.C. § 207, 41 U.S.C. §§ 2101-2107, 5 C.F.R. parts 2637 and 2641 and FAR § 3.104-2.

(i)             No federal appropriated funds have been paid by or on behalf of the Company to any person for influencing or attempting to influence an officer or employee of any agency, a member of Congress, an officer or employee of Congress, or an employee of a member of Congress in connection with (i) the awarding of any federal contract, (ii) the making of any federal grant, (iii) the making of any federal loan, (iv) the entering into of any cooperative agreement with any federal Governmental Body, or (v) the extension, continuation, renewal, amendment or modification of any federal contract, grant, loan or cooperative agreement. If any funds other than federal appropriated funds have been paid to any Person for influencing or attempting to influence an officer or employee of any agency, a member of Congress, an officer or employee of Congress, or an employee of a member of Congress in connection with a federal contract, grant, loan or cooperative agreement, the Company has completed and submitted all appropriate forms and disclosures.

(j)            The Company has not been, and is not now, under any administrative, civil or criminal investigation or indictment involving alleged false statements, false claims or other misconduct relating to any Company Government Contract or quotation, bid or proposal for Government Contracts, and there is no basis for any such investigation or indictment. The Company has not been, and is not now, a party to any administrative or civil litigation involving alleged false statements, false claims or other misconduct relating to any Company Government Contract or quotation, bid or proposal for Government Contracts, and there is no basis for any such proceeding.

(k)            Neither the Company nor any, director, officer, executive employee, or any consultant or Affiliate thereof has been or is now suspended, debarred, or proposed for suspension or debarment from Government Contracts, and no facts exist which would reasonably be expected to give rise to such suspension or debarment, or proposed suspension or debarment.

(l)             The Company has not received any adverse or negative past performance evaluations or ratings related to its Government Contracts.

4.29          No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article IV as modified by the Company Disclosure Schedule, the Transaction Documents, and the certificates delivered pursuant to Section 7.2(a) and 7.2(b), neither the Company nor any other Person makes or has made any other representation or warranty, expressed or implied, at law or in equity, with respect to the Company, the Transactions, or any of the Company’s respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), and the Company disclaims any other representations or warranties, whether made by the Company or any of its or its Affiliates, stockholders, officers, directors, employees, agents or representatives (collectively, “Related Persons”).

Article V

REPRESENTATIONS AND WARRANTIES OF BUYER, LLC SUB AND MERGER SUB

Except as set forth on the disclosure schedule delivered to the Company prior to the execution of this Agreement, each of Buyer, LLC Sub and Merger Sub hereby represents and warrants to the Company that as of the date hereof and as of the Closing Date:

5.1           Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. LLC Sub is a limited liability corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted.

5.2           Authorization of Agreement. Each of Buyer, LLC Sub and Merger Sub has all requisite corporate or limited liability company power, as the case may be, and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Buyer, LLC Sub or Merger Sub in connection with the consummation of the Transactions (the “Buyer Documents”), and to consummate the Transactions. The execution and delivery by each of Buyer, LLC Sub and Merger Sub of this Agreement and the Buyer Documents and the consummation by Buyer, LLC Sub and Merger Sub of the Merger and other Transactions have been duly authorized by all necessary action on behalf of Buyer, LLC Sub and Merger Sub, and no other corporate action on the part of Buyer, LLC Sub or Merger Sub (other than (i) as required by the DGCL or the DLLCA and (ii) the filing of the First Certificate of Merger and Second Certificate of Merger with the Secretary of State of the State of Delaware) is necessary to authorize the execution, delivery and performance of this Agreement and each of the Buyer Documents and the consummation of the Merger and other Transactions. This Agreement has been, and each of the Buyer Documents will be at or prior to the Closing, duly and validly executed and delivered by Buyer, LLC Sub and Merger Sub, as applicable, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, the legal, valid and binding obligation of Buyer, LLC Sub and Merger Sub, as applicable, enforceable against Buyer, LLC Sub and Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3           Conflicts; Consents of Third Parties.

(a)         None of the execution and delivery by Buyer, LLC Sub or Merger Sub of this Agreement or the Buyer Documents, the consummation by Buyer, LLC Sub or Merger Sub of the Transactions, or compliance by Buyer, LLC Sub or Merger Sub with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and bylaws of Buyer or Merger Sub or the certificate of formation and limited liability company operating agreement of LLC Sub; (ii) any Contract or Permit to which Buyer, LLC Sub or Merger Sub is a party; (iii) any Order applicable to Buyer, LLC Sub or Merger Sub or by which any of the properties or assets of Buyer, LLC Sub or Merger Sub are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii), and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to prohibit or restrain the ability of Buyer, LLC Sub or Merger Sub to consummate the Transactions.

(b)          Except as set forth on Schedule 5.3(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Buyer, LLC Sub or Merger Sub in connection with the execution and delivery by Buyer, LLC Sub or Merger Sub of this Agreement or the Buyer Documents, the compliance by Buyer, LLC Sub or Merger Sub with any of the provisions hereof or thereof, or the consummation by Buyer, LLC Sub or Merger Sub of the Transactions, except for the filing of the First Certificate of Merger and Second Certificate with the Secretary of State of the State of Delaware pursuant to the DGCL and DLLCA, as applicable.

5.4            Litigation. There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened in writing against Buyer, LLC Sub or Merger Sub that would reasonably be expected to prohibit or restrain the ability of Buyer, LLC Sub or Merger Sub to enter into this Agreement or consummate the Transactions. Neither Buyer, LLC Sub nor Merger Sub is subject to any Order except to the extent the same would not reasonably be expected to prohibit or restrain the ability of Buyer, LLC Sub or Merger Sub to enter into this Agreement or consummate the Transactions.

5.5           Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer, LLC Sub or Merger Sub in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from Buyer, LLC Sub or Merger Sub in respect thereof.

5.6           Merger Sub’s Operations. LLC Sub is the sole stockholder of Merger Sub. Buyer or its direct or immediately indirect wholly owned corporate subsidiary is the sole member of LLC Sub (e.g. LLC Sub is a wholly by a direct subsidiary of Buyer that is a corporation). Merger Sub and LLC Sub were formed solely for the purpose of engaging in the Transactions and have not engaged in any business activities or conducted any operations other than in connection with such Transactions.

5.7            SEC Reports; Disclosure Materials. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis.  As of their respective filing dates, or to the extent corrected by a subsequent restatement, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.8            Non-Reliance. The Buyer (including its Affiliates) have conducted its own comprehensive investigation, due diligence, review, and analysis regarding the Company and the Transactions. The Buyer (including its Affiliates) is not relying, has not relied, and disclaims all reliance upon any statement, representation, or warranty (whether oral, written, express, or implied) made by the Securityholders, the Company, or any of their Affiliates, or advisors of any kind whatsoever, except as expressly set forth in Article IV, the certificates delivered by officers of the Company pursuant to Sections 7.2(a) and 7.2(b) and the Transaction Documents.

5.9            No Other Representations or Warranties. Except as set forth in this Article V, in any certificates delivered pursuant hereto or in the Transaction Documents, neither Buyer, LLC Sub nor Merger Sub, nor any of their respective Affiliates, stockholders, officers, directors, employees, agents or representatives is making any representation or warranty, express or implied, of any nature whatsoever with respect to Buyer, LLC Sub or Merger Sub, as applicable, and each of Buyer, LLC Sub, Merger Sub and their respective Affiliates, stockholders, officers, directors, employees, agents or representatives hereby disclaim any such representation or warranty, whether by Buyer, LLC Sub, Merger Sub or any of their respective Affiliates, stockholders, officers, directors, employees, agents or representatives or any other Person, with respect to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, notwithstanding the delivery or disclosure to the Stockholders’ Representative, the Company or any of their respective representatives or any other Person of any documentation or other information by Buyer or any of its representatives or any other person with respect to any one or more of the foregoing.

Article VI

COVENANTS

6.1           Access to Information.

(a)          Prior to the Closing or earlier termination of this Agreement, the Company shall from time to time provide Buyer, the Related Persons with reasonable access (during normal business hours) to the offices, properties, appropriate officers, books and records of the Company. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law. Any access to any Leased Real Property shall be subject to the Company’s reasonable security measures and the applicable requirements of the Real Property Leases and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase II environmental site assessments.

6.2            Conduct of the Business Pending the Closing.

(a)          Prior to the Closing or earlier termination of this Agreement, except (i) as required by applicable Law, (ii) as otherwise expressly contemplated by this Agreement, or (iii) with the prior written consent of Buyer, the Company shall conduct the respective businesses of the Company only in the Ordinary Course of Business and shall use its reasonable best efforts to preserve intact the present business organization, assets, properties and goodwill of the Company and its relationships with key customers, key suppliers, key employees and other Persons having material business dealings with the Company.

(b)          Prior to the Closing or earlier termination of this Agreement, except (i) as required by applicable Law, (ii) as otherwise contemplated by this Agreement, or (iii) with the prior written consent of Buyer, the Company shall not:

(i)             transfer, issue, encumber, sell or dispose of or mortgage, pledge or subject to any Lien, any shares of capital stock or other securities of the Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company;

(ii)            effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Company or amend the terms of any outstanding securities of the Company;

(iii)           declare, set aside or pay any dividend or distribution with respect to any of its Common Stock;

(iv)           other than as required by Law or Company Benefit Plan, (A) increase the annual level of compensation of any director or employee whose current annual base compensation exceeds $50,000 of the Company, (B) grant any bonus or other direct or indirect compensation to any director or employee that exceeds $10,000, (C) materially increase the coverage or benefits available under any Company Benefit Plan, except for increases that do not materially increase the obligations of Buyer and its Affiliates (including the Company after the Closing Date), (D) enter into any employment, deferred compensation, severance, consulting, or similar agreement with any employee that would result in annual base compensation in excess of $50,000 or (E) terminate the employment of any executive officer other than for cause;

(v)            subject any of the properties or assets (whether tangible or intangible) of the Company to any Lien, except for Permitted Exceptions;

(vi)           acquire any properties or assets (whether by merger, consolidation, purchase of assets or equity interests or in any other manner) or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the properties or assets (whether by merger, consolidation, sale of assets or equity interests or in any other manner) of the Company, taken as a whole (except in the Ordinary Course of Business);

(vii)          grant to any Person an exclusive license to any Company Intellectual Property;

(viii)        take, or omit to take, any action that would or could reasonably be expected to result in the invalidity, cancellation, lapse, expiration or abandonment of any material Company Intellectual Property;

(ix)           other than in the Ordinary Course of Business, cancel or compromise any debt or claim owing to the Company;

(x)            incur, become subject to or guarantee any Debt (or commitment in respect of Debt) other than the incurrence of Funded Debt in the Ordinary Course of Business;

(xi)           other than pursuant to the Company’s 2020 budget to the extent made available to Buyer, enter into any commitment for capital expenditures of the Company in excess of $10,000 for any individual commitment and $25,000 for all commitments in the aggregate, except to the extent the full amount of such commitment is satisfied prior to the Closing;

(xii)          settle or compromise any pending or threatened Legal Proceeding which (i) requires payment to or by the Company in excess of $5,000 in the aggregate or (ii) imposes material restrictions on the operations of the Company;

(xiii)         enter into, modify or terminate any labor or collective bargaining agreement of the Company;

(xiv)         modify or amend or cancel or terminate any Material Contract, or enter into any contract that would otherwise qualify as a Material Contract, other than in the Ordinary Course of Business;

(xv)          permit the Company to enter into or agree to enter into any merger or consolidation with any Person;

(xvi)         engage in (a) any promotional sales or discount activity with any customers or distributors with the intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (b) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, or (c) any other promotional sales or discount activity, in each case in clauses (a) through (c) in a manner outside the Ordinary Course of Business;

(xvii)        make, change, or revoke any Tax election, change any annual accounting period, adopt or make any change to any of its methods of accounting for Tax purposes, enter into any closing agreement with a Taxing Authority, settle any Tax claim or assessment other than in the Ordinary Course of Business, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, make or request any Tax ruling, enter into any Tax sharing or similar agreement or arrangement (other than commercial agreements entered into in the Ordinary Course of Business, the principal purpose of which is not related to Taxes), enter into any transactions giving rise to deferred gain or loss, amend any Tax Return or file any income Tax Return or other material Tax Return unless a copy of such Tax Return has been submitted to Buyer for review and comment a reasonable period of time prior to filing; or

(xviii)       agree to do anything prohibited by this Section 6.2(b).

6.3            Regulatory Approvals.

(a)          Each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the Transactions, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or Orders from all Governmental Bodies.

(b)          Further, and without limiting the generality of the rest of this Section 6.3, each of the parties shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall promptly (i) furnish to the other such necessary information and reasonable assistance as the other parties may request in connection with the foregoing, (ii) inform the other of any communication from any Governmental Body regarding any of the Transactions, and (iii) provide counsel for the other parties with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Body and any other information supplied by such party and such party’s Affiliates to a Governmental Body or received from such a Governmental Body in connection with the Transactions; provided, however, that materials may be redacted as necessary to comply with contractual arrangements and with applicable Law. Each party hereto shall, subject to applicable Law, permit counsel for the other parties to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Body in connection with the Transactions. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Body in connection with the Transactions unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Body, gives the other parties the opportunity to attend and participate.

(c)          Notwithstanding anything to the contrary herein, (i) the obligations of the parties under this Section 6.3 shall not include any requirement of the parties or any of their Affiliates to commence or participate in any litigation against or offer or grant any accommodation (financial or otherwise) to, any Person that is not a Governmental Body, (ii) in no event will Buyer be required to share with the Company or its counsel any information that (A) does not relate to the Company, (B) reveals Buyer’s (or its Affiliates’) valuation or negotiating strategy with respect to the Transactions or (C) is otherwise confidential or proprietary information of Buyer or any of its Affiliates, and (iii) in no event, without the prior written consent of Buyer, shall the Company or any Stockholder be permitted to, and neither Buyer nor any of its Affiliates will be required to, (A) sell, license or otherwise dispose of, or hold separate, any entity, facility or asset, (B) terminate, amend or assign any existing relationships or contractual rights or obligations, (C) enter into any new licenses or other agreements or (D) otherwise alter the conduct of, license or otherwise limit the use of any of its assets, categories of assets or businesses or other segments.

(d)           The Company shall give any notices to third Persons, and use commercially reasonable efforts to obtain any consents from third Persons required under any Contracts in connection with the consummation of the Transactions to the extent requested, and in the form provided, by Buyer. Buyer shall use commercially reasonable efforts to assist the Company in obtaining all consents and providing such notices, including providing any reasonable information or executing any documents reasonably required in connection therewith. Notwithstanding the foregoing, neither the Buyer not the Company shall be required to make or agree to make any payments of money or anything of value to any third Person or otherwise pay any consideration to any third Person, or agree to modify the terms of any Contract, waive any right or grant any concession in each case for the purpose of obtaining such consent or any costs and expenses of any third Person resulting from the process of obtaining any such consent, provided that the Company may pay cash amounts that will be paid in full prior to the Closing and fully reflected (as paid) in the Merger Consideration.

(e)            From and after the date of this Agreement until the Closing Date, the Company shall give prompt notice to Buyer, and Buyer shall give prompt notice to the Company, in writing upon becoming aware of (i) any actions, proceedings or claims pending or threatened in writing (or communications indicating that the same may be contemplated) of any Governmental Body with respect to the Transactions, (ii) any written notices or other written communications from any third Persons alleging that the consent of such Person is or may be required with respect to the Transactions, (iii) the institution or the overt threat of material litigation involving the Company, or (iv) any event or condition that has caused any of the representations or warranties set forth in Article IV not to be true and correct at the Closing such that the conditions set forth Article VII would not be satisfied; provided, however, that no such disclosure, or other investigation or knowledge of Buyer or any of the its representatives, shall affect or be deemed to modify any representations or warranties of the Company set forth in this Agreement or the conditions to the obligations of Buyer to consummate the Transactions or the remedies available to the parties hereunder.

6.4            Further Assurances. Subject to, and not in limitation of, Section 6.3, each of Buyer, Merger Sub and the Company shall use its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the Transactions and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate and make effective the Transactions.

6.5            Confidentiality. Each of Buyer and Merger Sub acknowledges that the information provided to them in connection with this Agreement and the Transactions is subject to the terms of the Non-Disclosure Agreement between Buyer and the Company dated March 28, 2019 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate.

6.6            Indemnification, Exculpation and Insurance.

(a)               For a period of six (6) years from the Effective Time, the Surviving Company shall, and Buyer (including its Affiliates) shall cause the Surviving Company and its successors to, fulfill and honor in all respects the obligations of the Company with respect to all rights to indemnification (including advancement of expenses) or exculpation existing in favor of, and all limitations on the personal liability of, any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company under the certificate of incorporation or the bylaws of the Company (the “Charter Documents”) or in the indemnification agreements in effect as of the date hereof attached hereto as Exhibit M to the fullest extent permitted by the organizational documents of the applicable entities and applicable Law (each, a “D&O Indemnified Party” and collectively, the “D&O Indemnified Parties”). For a period of six (6) years following the Effective Time, the Charter Documents of the Surviving Company shall contain, and Buyer (including its Affiliates) shall cause the Charter Documents of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation of present and former directors of the Company than are set forth in the Charter Documents of the Company as of the date hereof except for any such changes as are required by applicable Law.

(b)            At or prior to the Closing, the Company will purchase, and the Surviving Company will maintain until the end of the six (6) year period commencing as of the Effective Time, (at the Stockholder’s sole expense and which shall be considered a Company Transaction Expense) the directors’ and officers’ “tail” or “runoff” insurance program (the “D&O Tail Policy”) covering the D&O Indemnified Parties with respect to acts or omissions existing or occurring at or prior to the Effective Time.(c) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 6.6 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6 and shall be entitled to enforce the covenants contained herein).(d) In the event that, following the Effective Time, Buyer (including its Affiliates) or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that either the successors and assigns of Buyer (including its Affiliates) or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.6. Notwithstanding anything to the contrary in this Section 6.6, no D&O Indemnified Party will have the right to indemnification, advancement or contribution to the extent an Indemnified Party is asserting a claim against such Person for indemnification under Section 8.2(a).

6.7            Publicity.

(a)          None of the Company, Buyer, LLC Sub or Merger Sub shall issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Company, Buyer, LLC Sub or Merger Sub, as applicable, disclosure is otherwise required by applicable Law; provided that the party intending to make such release shall use its commercially reasonable efforts to consult with the other party with respect to the timing and content thereof.

(b)          Each of Buyer, LLC Sub, Merger Sub and the Company agree that the terms of this Agreement shall not be disclosed to the public and that copies of this Agreement shall not be publicly filed to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law.

6.8            Tax Certificate. At or prior to the Closing, the Company shall deliver to Buyer (a) a certification from the Company in the form and substance reasonably satisfactory to Buyer, dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, that the Company is not, and has not been at any time during the relevant time period, a United States real property holding company, as defined in Section 897(c)(2) of the Code, and (b) proof reasonably satisfactory to Buyer that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

6.9            Exclusivity. During the period beginning on the date hereof and ending on the earlier of the Closing Date or the Termination Date, except with respect to this Agreement and the Transactions, the Company agrees that it will not, it will use its reasonable best efforts to cause its directors, officers, and employees not to, and it shall direct its Affiliates and other agents and representatives (including any investment banking, legal or accounting firm retained by it or any of them and any individual member or employee of the foregoing) (each, an “Agent”) not to: (a) initiate, encourage, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its Stockholders or any of them individually) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving, or any purchase of all or any substantial portion of the assets or any securities of, the Company (any such proposal or offer being hereinafter referred to as a “Proposal”); (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any person relating to a Proposal; (c) otherwise facilitate or cooperate in any effort or attempt to make, implement or accept a Proposal; or (d) enter into a Contract, agreement or understanding with any Person relating to a Proposal. If the Company or any Agent has provided any Person (other than Buyer’s or the Company’s Agents) with any confidential information or data relating to a Proposal, they shall request the immediate return thereof. The Company shall notify Buyer immediately if any inquiries, proposals or offers related to a Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to a Proposal are sought to be initiated or continued with, it or any of its respective directors, officers, employees and Affiliates or, to the Knowledge of the Company, any other Agent. Such notice shall disclose the identity of the party making, and the terms and conditions of, any such Proposal, inquiry or request, and shall include a true and complete copy of such Proposal, inquiry or request, if in writing.

6.10          Resignation of Directors and Officers. The Company shall cause to be delivered to Buyer prior to the Closing a duly executed resignation of each existing director and officer of the Company.

6.11          Section 280G Approvals. Prior to the Closing, the Company shall (i) obtain a waiver from each individual who, with respect to the Company, would reasonably be expected to be a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) of payments or benefits that such individual, with respect to the transactions contemplated in this Agreement, would otherwise receive to the extent such payment or benefit would reasonably be expected to constitute a parachute payment under Section 280G of the Code (the “Waived Payments”) and (ii) solicit the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code of a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to the Waived Payments. Any such stockholder approval shall be sought by the Company in a manner intended to satisfy all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The Company agrees that in the absence of such stockholder approval, no Waived Payments shall be made. The form and substance of all stockholder approval documents contemplated by this Section 6.11, including the waivers, shall be subject to the prior review of Buyer and the Company shall reasonably consider any timely comments from Buyer.

6.12          Termination of Affiliate Agreements. To the extent any Contract set forth (or required to be set forth) on Section 4.20 of the Company Disclosure Schedule has not been terminated with no remaining liability or obligation of the Company thereunder prior to Closing, the Company shall take all actions necessary to cause such Contracts to be terminated without any further force and effect without any cost or other liability or obligation to Buyer or any of its Affiliates (including the Company) and, in such case, the Stockholder Indemnifying Parties shall indemnify and hold Buyer and its Affiliates (including the Company) harmless from and against all Losses or Liabilities incurred or asserted in connection with any such Contract and termination thereof.

6.13         Transition Services Agreement. At the Closing, the Company and Giner, Inc. shall have entered into the Transition Services Agreement with Buyer.

6.14         Termination of Company Equity Incentive Plans. The Company shall take all actions necessary so that (i) the Options and the Company’s equity incentive plans, including but not limited to the Giner ELX, Inc. 2017 Stock Plan (the “Company Equity Incentive Plans”), terminate as of the First Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock or other equity interest of the Company terminate as of the First Effective Time and (ii) no participant in the Company Equity Incentive Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company or the Interim Corporation.

6.15          Release from Broker. No later than three (3) days prior to Closing, the Company shall use its commercially reasonable efforts to obtain from each broker an agreement confirming that, upon payment by the Company of the Company Transaction Expenses, all obligations of the Company with respect to any agreement with such broker shall be satisfied and the Company shall have no further obligations thereunder.

6.16          Non-Solicit. During the period beginning on the Closing and continuing for three (3) years, Buyer agrees that it shall not, and shall cause its controlled Affiliates not to, directly or indirectly, solicit (or permit to be directly or indirectly solicited) or employ or otherwise seek to employ any person who is an employee after Closing of Giner, Inc. or any of its Affiliates; provided, that the foregoing restriction regarding solicitation shall not apply to generalized searches by use of advertising or recruiting efforts (including the use of search firms) which are not specifically targeted at such employees; provided further that the foregoing restrictions shall not apply to the Management Employees and the employees listed on Schedule 7.2(d)(xiii).

6.17          Government Contract Transfer. At or prior to the Closing, Giner, Inc. and the Company shall have entered into that certain Contribution, Assignment and Assumption Agreement attached hereby as Exhibit L.

6.18          Amended and Restated Assignment and License Agreement. 6.19 At or prior to the Closing, the Company and Giner, Inc. shall have entered into the Amended and Restated Assignment and License Agreement in the form attached hereto as Exhibit I.

Article VII

CONDITIONS TO CLOSING

7.1            Conditions Precedent to Obligations of Buyer, Merger Sub, and the Company. The respective obligations of Buyer, Merger Sub, and the Company to consummate the Transactions is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions:

(a)          There shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining, or otherwise prohibiting the consummation of the Transactions.

7.2           Conditions Precedent to Obligations of Buyer and Merger Sub. The obligation of Buyer and Merger Sub to consummate the Transactions is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer and Merger Sub in whole or in part to the extent permitted by applicable Law):

(a)          (i) The representations and warranties of the Company set forth in Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization of Agreement), Section 4.4 (Capitalization), Section 4.5 (Subsidiaries), Section 4.9 (Taxes) and Section 4.22 (Financial Advisors), shall be true and correct in all material respects, and (ii) all other representations and warranties of the Company set forth in Article IV shall be true and correct (without giving effect to any “material”, “materially”, “materiality”, “Material Adverse Effect”, “material adverse change” or similar qualifiers contained in any of such representations and warranties) , except for such failures to be true and correct that do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business or operations of the Company or prohibit or restrain the ability of the Company to consummate the Transactions, in each of cases (i) and (ii), as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), and Buyer shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

(b)          The Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Buyer shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

(c)          Since the date of this Agreement, there has been no development, change, event or occurrence that, individually or in the aggregate, has had, or would be reasonably likely to have, a Material Adverse Effect; and

(d)          Buyer shall have received the following:

(i)             The Stockholder Approval, duly executed by the Requisite Holders;

(ii)            The Escrow Agreement, duly executed by the Escrow Agent and the Stockholders’ Representative;

(iii)           a copy of the D&O Tail Policy and an invoice stating the required premium therefor, together with evidence reasonably acceptable to Buyer that the D&O Tail Policy is in full force and effect on the Closing Date and that all such premiums or other obligations of the Company for such D&O Tail Policy have been paid, satisfied or discharged in full as of the Closing;

(iv)           Certificates of good standing with respect to the Company, dated not more than five (5) Business Days prior to the Closing Date, issued by the Secretary of State of the applicable jurisdiction of organization;

(v)            (i) A fully-executed Payoff Letter issued by each holder of Payoff Debt and final invoices from each payee of Company Transaction Expenses, which has been received at least three (3) Business Days prior to the Closing Date and (ii) documentation reasonably satisfactory to the Buyer evidencing that the Company has been, or upon the Closing automatically will be, released from all guaranty obligations with respect to any Debt guaranteed by the Company and that all Liens given by the Company with respect to such Indebtedness have been, or upon the Closing automatically will be, released;

(vi)           A certificate, validly executed by the secretary of the Company for and on the Company’s behalf, certifying as to the terms and effectiveness of the Company’s organizational documents, the valid adoption of resolutions of the board of directors of the Company whereby the board of directors of the Company unanimously approved this Agreement, the Merger and the other Transactions, and the valid adoption of resolutions of the Company’s Stockholders whereby the requisite Stockholders approve this Agreement, the Merger and the other Transactions;

(vii)          The Management Employee Employment Arrangements executed concurrently with this Agreement by each Management Employee shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by such Management Employee, as applicable;

(viii)         The Company shall have obtained and delivered to Buyer all consents and provided evidence of all notices set forth on Schedule 7.2(d)(viii) in form and substance satisfactory to Buyer;

(ix)            The Company shall have obtained and delivered to Buyer all amendments to Contracts set forth on Schedule 7.2(d)(ix) in form and substance satisfactory to Buyer;

(x)             The Company shall have obtained and delivered to Buyer evidence that the Contracts set forth on Schedule 7.2(d)(x) have been terminated or will terminate effective upon the Closing, in form and substance satisfactory to Buyer;

(xi)            The R&W Insurer shall have bound the R&W Policy Binder in form and substance satisfactory to Buyer;

(xii)           The Transition Services Agreement, in the form attached hereto as Exhibit F, duly executed by the Company and Giner, Inc.;

(xiii)          The individuals set forth on Schedule 7.2(d)(xiii) shall have executed and not terminated or repudiated employment agreements and other standard employment documentation with Buyer or one of its Affiliates;

(xiv)          The Amended and Restated Assignment and License Agreement, in the form attached hereto as Exhibit I, duly executed by the Company and Giner, Inc.; and

(xv)           There shall be no Dissenting Shares.

7.3            Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part to the extent permitted by applicable Law):

(a)           (i) The representations and warranties of Buyer, LLC Sub and Merger Sub set forth in Section 5.1 (Organization and Good Standing), Section 5.2 (Authorization of Agreement), and Section 5.5 (Financial Advisors) shall be true and correct in all material respects, and (ii) all other representations and warranties of Buyer and Merger Sub set forth in Article V shall be true and correct (without giving effect to any “material”, “materially”, “materiality”, “material adverse effect”, “material adverse change” or similar qualifiers contained in any of such representations and warranties), except for such failures to be true and correct that do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business or operations of Buyer or Merger Sub or prohibit or restrain the ability of Buyer or Merger Sub to consummate the Transactions, in each of cases (i) and (ii), as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), and the Company shall have received a certificate signed by an authorized officer of Buyer, LLC Sub and Merger Sub, dated the Closing Date, to the foregoing effect;

(b)           Buyer, LLC Sub and Merger Sub shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Buyer and Merger Sub on or prior to the Closing Date, and the Company shall have received a certificate signed by an authorized officer of Buyer and Merger Sub, dated the Closing Date, to the foregoing effect;

(c)           Buyer shall have entered into the Transition Services Agreement; and

(d)           Buyer and the Escrow Agent shall have entered into the Escrow Agreement.

Article VIII

Indemnification

8.1          Survival. All representations, warranties, covenants, and agreements of the parties hereto made in this Agreement (a) shall be deemed to have been relied upon by Buyer, LLC Sub and Merger Sub in the case of the representations and warranties made to Buyer, LLC Sub and Merger Sub and shall survive the Closing (subject to the immediately following sentence) regardless of any investigation on the part or knowledge of such party or its representatives, with each party reserving all of its rights hereunder in connection with any breach or alleged breach and (b) shall bind the applicable parties’ successors and assigns (including, without limitation, any successor to any party by way of acquisition, merger or otherwise), whether so expressed or not, and, except as otherwise provided in this Agreement, all such representations, warranties, covenants and agreements shall inure to the benefit of the parties and their respective successors and permitted assigns, whether so expressed or not. Notwithstanding the foregoing, the representations and warranties of the parties hereto contained in this Agreement shall expire and terminate and be of no further force and effect on the date (the “Survival Date”) that is eighteen (18) months from the Closing Date, except that the representations and warranties contained in Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization of Agreement), Section 4.4(a) (Capitalization), Section 4.5 (Subsidiaries), Section 4.9 (Taxes), Section 4.22 (Financial Advisors), Section 5.1 (Organization and Good Standing), Section 5.2 (Authorization of Agreement) and Section 5.5 (Financial Advisors) (such representations and warranties, collectively, the “Fundamental Representations”) shall survive until five (5) years from the Closing Date, provided that Section 4.9 (Taxes) shall survive until six (6) years from the Closing Date or sixty (60) days past the expiration of the applicable statute of limitations, whichever is longer. All covenants and other agreements contained in this Agreement to be performed at or prior Closing shall survive the Closing through the Survival Date and all covenants and other agreements to be performed after Closing shall survive until fully performed by the applicable party in accordance with their respective terms. No Indemnified Party shall be indemnified and held harmless for any liability for a breach of any representation or warranty unless the applicable Indemnifying Party is given written notice from such Indemnified Party asserting a claim on or before the applicable Survival Date. Notwithstanding anything herein to the contrary, if such written notice has been delivered on or before the applicable Survival Date, then such representation or warranty shall survive as to any claim in such notice until such claim has been finally resolved. For the avoidance of doubt, the parties to this Agreement hereby agree and acknowledge that the survival periods set forth in this Section 8.1 are contractual statutes of limitations and any claim brought by any Indemnified Party pursuant to this Article VIII must be brought or filed prior to the expiration of the applicable survival period.

8.2          Indemnification of the Buyer Indemnified Parties.

(a)             Subject to the limitations set forth in this Article VIII, the Stockholder Indemnifying Parties hereby agree on a several and not joint basis (except with respect to amounts to be recovered under the Indemnification Escrow Amount), to indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses suffered, sustained or incurred by any Buyer Indemnified Party, resulting from, arising in connection with or related to (i) any breach or inaccuracy of a representation or warranty made by the Company contained in this Agreement or any of the Transaction Documents, (ii) any omission or inaccuracy with respect to the Allocation Statement delivered to Buyer by the Company pursuant to Section 3.2, (iii) any breach of any covenant made by the Company in this Agreement or the Transaction Documents, (iv) any claim brought by any current, former or putative equityholder or option holder of the Company with respect to equity or options of the Company, including with respect to any Dissenting Share Payments, and any Losses incurred by Buyer under Section 6.6 of this Agreement, (v) any Indemnified Taxes, (vi) any claim brought by any current, former or putative equityholder or Optionholder with respect to the calculations and determinations set forth on the Allocation Statement, including with respect to any claim that such calculations and determinations (A) are in conflict with the requirements of the Company’s Certificate of Incorporation, the Equity Plan, applicable Law or any applicable agreements to which the Company is a party, and (B) were not properly, accurately or completely updated as of the Closing, (vii)  any Debt or Company Transaction Expenses to the extent not paid at or prior to Closing or included in the determination of Merger Consideration or the Earn-Outs; (viii) any omission or inaccuracy with respect to the Earn-Out Spreadsheet delivered to Buyer by the Stockholders’ Representative pursuant to Section 3.3(i) and (ix) fraud with the intent to deceive as determined under Delaware Law on the part of the Company, its board of directors or officers committed or made in connection with this Agreement and the Transactions (“Fraud”). For the avoidance of doubt, Buyer shall not be required to show reliance on any particular representation or warranty in order to make an indemnity claim pursuant to Section 8.2(a)(i).

(b)            The representations and warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Buyer Indemnified Parties, shall not be limited or otherwise affected by or as a result of either (i) any waiver of Closing conditions by Buyer or Merger Sub, or (ii) any information furnished to, or any due diligence investigation made by any of the Buyer Indemnified Parties or any of their respective representatives; provided that the foregoing shall not apply in the context of establishing any element of a claim, on behalf of the Buyer or its Affiliates, of Fraud.

(c)             The Buyer Indemnified Parties’ right to indemnification pursuant to Section 8.2(a) shall be limited as follows:

(i)              except with respect to Losses arising out of breaches or inaccuracies in any Fundamental Representation or any action based on Fraud, no Losses shall be subject to indemnification under Section 8.2(a)(i) either (x) with respect to any individual Losses of an amount less than $10,000 individually (which Losses shall neither be indemnifiable or be included in the calculation of the whether the Threshold has been reached) (the “Per Claim Threshold”); provided that the Per Claim Threshold shall not apply to more than $50,000 of Losses in the aggregate or (y) until the total of all Losses indemnifiable under Section 8.2(a)(i) (including taking into the account the Per Claim Threshold) exceeds the Threshold and then recovery shall be permitted under Section 8.2(a)(i) for all Losses back to the first dollar;

(ii)             except with respect to Losses arising out of breaches or inaccuracies in any Fundamental Representation or any action based on Fraud, the maximum aggregate liability of the Stockholder Indemnifying Parties for Losses in respect of indemnification claims under Section 8.2(a)(i) shall equal the Indemnification Escrow Amount (the “Cap”);

(iii)           all claims under Section 8.2(a) for Losses shall be satisfied (A) first, from set off against the Indemnification Escrow Amount only to the extent not entirely reduced by any prior setoff, subject to the terms and conditions of this Agreement, (B) second, with respect to indemnification under Section 8.2(a)(i) to the extent indemnification in excess of the Indemnification Escrow Amount is permitted hereunder, if the retention under the R&W Insurance Policy is not satisfied, from the Stockholder Indemnifying Parties directly and severally in accordance with their Indemnifying Party Pro Rata Share, including without limitation by set off against and cancellation of any Earn-Out Obligation and any Buyer Common Stock owned in book-entry form at DTC by any Stockholder, subject to the other limitations in this Article VIII, to the extent of any such shortfall with respect to the retention; (C) third, through the use of commercially reasonable efforts by the Buyer Indemnified Parties to seek recovery under the R&W Insurance Policy only if covered by the terms of the R&W Insurance Policy and to the extent R&W Insurance Policy has not expired or is no longer available; and (D) fourth, to the extent not fully satisfied by the R&W Insurance Policy (in accordance with the procedures and subject to the limitations set forth therein) and to the extent indemnification in excess of the Indemnification Escrow Amount is permitted hereunder, from the Stockholder Indemnifying Parties directly and severally in accordance with their Indemnifying Party Pro Rata Share, including without limitation by receipt of cash or by set off against and cancellation of any Earn-Out Obligation to the extent earned but not paid or set off against and cancellation of any Buyer Common Stock owned in book-entry form at DTC by any Stockholder, subject to the other limitations in this Article VIII. For the avoidance of doubt, other than to the extent specified by Buyer, any such indemnity shall be satisfied in cash provided that the shares of Buyer Common Stock issuable at Closing shall have, at such time, been registered in accordance with the terms of the Voting and Support Agreement or otherwise shall be freely tradeable by the holder thereof without restriction.

(iv)            Buyer Indemnified Parties will not be entitled to recover any Losses from the Stockholder Indemnifying Parties, in the aggregate, or any Stockholder Indemnifying Party, individually, in excess of the Merger Consideration actually received by such Stockholder Indemnifying Parties, in the aggregate, or any Stockholder Indemnifying Party, individually, pursuant to this Agreement; and

(v)            the Buyer Indemnified Parties will not be entitled to recover any Losses relating to any matter arising under, or any facts and circumstances relating to or arising out of, a provision of this Agreement to the extent that the Buyer Indemnified Parties have already recovered Losses with respect to such matter pursuant to another provision of this Agreement and such recovery would be duplicative.

(d)            Notwithstanding anything to the contrary herein, the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to this Article VIII for any (i) Taxes to the extent such Taxes have been reflected in the calculation of Company Transaction Expenses, Debt or Net Working Capital (in each case as finally determined hereunder), (ii) Taxes resulting from a breach of the representations or warranties contained in Section 4.9 and arising in a Tax period (or portion of a Tax period) beginning after the Closing Date, other than the representations and warranties in Section 4.9(d), (e), (g), (h), (k) and (l), (iii) Taxes allocated to Buyer pursuant to Section 10.1 or (vi) Taxes arising from any transactions entered into on the Closing Date after the Closing outside of the Ordinary Course of Business and not contemplated by this Agreement.

8.3           Indemnification of the Stockholder Indemnified Parties.

(a)             Subject to the limitations set forth in this Article VIII, from and after Closing, Buyer hereby agrees to indemnify and hold harmless the Stockholder Indemnified Parties from and against any and all Losses suffered, sustained or incurred by any Stockholder Indemnified Party, resulting from, arising in connection with or related to (i) any breach of a representation or warranty made by Buyer or Merger Sub contained in this Agreement or the Transaction Documents, or (ii) any breach of any covenant made by Buyer or Merger Sub in this Agreement or the Transaction Documents. Any claim for indemnification by a Stockholder Indemnified Party shall only be initiated and maintained through the Stockholders’ Representative.

(b)            The representations and warranties, covenants and obligations of Buyer or the Merger Sub, and the rights and remedies that may be exercised by the Stockholder Indemnified Parties, shall not be limited or otherwise affected by or as a result of either any information furnished to, or any due diligence investigation made by any of the Stockholder Indemnified Parties or any of their respective representatives.

(c)            The Stockholder Indemnified Parties’ right to indemnification pursuant to Section 8.3(a)(i) shall be limited and satisfied in accordance with the following:

(i)              except with respect to Losses arising out of breaches or inaccuracies in any Fundamental Representation or any action based on Fraud or intentional misrepresentation, no Losses shall be subject to indemnification under Section 8.3(a)(i) until the total of all Losses in respect of indemnification claims under Section 8.3(a)(i) exceeds the Threshold, and then recovery shall be permitted hereunder for all Losses back to the first dollar;

(ii)             except with respect to Losses arising out of breaches or inaccuracies in any Fundamental Representation or any action based on Fraud or intentional misrepresentation, the maximum aggregate liability of Buyer for Losses in respect of indemnification claims under Section 8.3(a)(i) shall be the Cap; and

(iii)            the Stockholder Indemnified Parties will not be entitled to recover any Losses relating to any matter arising under, or any facts and circumstances relating to or arising out of, a provision of this Agreement to the extent that the Stockholder Indemnified Parties have already recovered Losses with respect to such matter pursuant to another provision of this Agreement and such recovery would be duplicative.

(d)             In no event shall Buyer’s indemnification obligations to the Stockholder Indemnified Parties pursuant to this Section 8.3 exceed the portion of the Merger Consideration required to be paid by Buyer to the Stockholders.

8.4           Indemnification Procedures.

(a)             An Indemnified Party may make claims for indemnification hereunder by giving written notice thereof to the Indemnifying Party within the period in which such indemnification claim can be made hereunder. In the event that an indemnification claim involves a claim by a third party against such Indemnified Party (a “Third Party Claim”), the Indemnified Party shall give prompt written notice thereof together with a statement of any available information regarding such Third Party Claim to the Indemnifying Party; provided that no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification obligation hereunder except to the extent that the Indemnifying Party is materially prejudiced by such delay. Such written notice shall describe in reasonable detail the facts constituting the basis for such Third Party Claim and the amount of the potential Loss, in each case to the extent known. If the Indemnifying Party acknowledges in writing its obligation to fully indemnify the Indemnified Party against any and all Losses that may result from a Third Party Claim, then other than with respect to Taxes, the Indemnifying Party shall have the right upon written notice to the Indemnified Party within fifteen (15) days after receipt from the Indemnified Party of notice of such claim (or less if the nature of the asserted liability requires (e.g., if an answer is due with respect to a formal complaint)), to assume and conduct at its expense the defense against such Third Party Claim through the counsel of its choice (such counsel to be reasonably acceptable to the Indemnified Party). If the Indemnifying Party fails to elect to assume control within such fifteen (15) day period or fails to diligently prosecute or defend such Third Party Claim, the Indemnified Party shall have the right to retain or assume control of such Third Party Claim at the Indemnifying Party’s expense; provided, that in any case where the Stockholder Indemnifying Parties are the Indemnifying Party, the right to assume control of such Third Party Claim is only if, (A) the Third Party Claim involves only money damages which are not reasonably expected to be in excess of the Indemnifying Party’s remaining indemnity obligations hereunder and does not seek an injunction or other equitable relief, (B) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests or the reputation of the Indemnified Party, (C) to the extent that such Third Party Claim does not involve any potential criminal liability or the potential for a finding or admission of criminal wrongdoing, or (D) such Third Party Claim is not asserted by any Governmental Body; provided, further, however, that the Indemnifying Party must first acknowledge in writing within fifteen (15) calendar days after the Indemnified Party has given notice of a Third Party Claim, its assumption of the defense of such Third Party Claim, and, based on the facts then known, its obligation to indemnify the Indemnified Party with respect to such Third Party Claim in accordance with the terms of this Article VIII. The party not controlling such Third Party Claim shall cooperate with and make available to the controlling party such assistance and materials as may be reasonably requested by it (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same), and shall have the right at its expense to participate in the defense assisted by counsel of its own choosing; provided, that if (i) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (ii) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of such counsel to the Indemnified Party. The party controlling such Third Party Claim shall keep the non-controlling party reasonably advised of the status of such Third Party Claim and shall consider in good faith recommendations made by the non-controlling party with respect thereto.

(b)             If the Indemnifying Party assumes the defense of any Third Party Claim, then such Indemnifying Party shall not, without the prior written consent of the Indemnified Party enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing by the Indemnified Party, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim or (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages which are fully satisfied by the Indemnifying Party. If an offer is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 8.4 only upon the prior written consent of the Indemnified Party, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give prompt written notice to the Indemnified Party to that effect.

(c)             Notwithstanding the forgoing, any Third Party Claim relating to Taxes shall be governed by applicable provisions of Section 11.3.

8.5            Direct Claims. Any claim, action, cause of action, demand or Legal Proceeding by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof. The failure to give such prompt written notice (or to include any item required to be set forth thereon in accordance with the following sentence) shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party (a) forfeits rights or defenses by reason of such failure, or (b) is materially prejudiced by such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail (to the extent known), shall include copies of all material written evidence thereof to the extent reasonably available and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

8.6          Treatment of Indemnification Claims. All indemnification payments made under this Agreement shall be treated by all parties as an adjustment to the Merger Consideration to the extent permitted by applicable law.

8.7           Calculation of Losses.

(a)             Following the Closing, if any claim is made against the Stockholder by a Buyer Indemnified Party pursuant Article VIII in respect of any Loss (a “Loss Payment”), none of the Stockholders nor any of their respective Affiliates, successors or assigns shall have any rights against Buyer, the Company or their respective Affiliates, officers, directors, managers or members by reason of contribution or subrogation in respect of any such Loss Payment.

(b)            Notwithstanding anything in this Agreement to the contrary, for purposes of the parties indemnification obligations under Article VIII, all of the representations and warranties set forth in this Agreement that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect or exception related thereto shall be deemed to have been made without any such qualification or exception for the purpose of determining both whether or not a breach has occurred and calculating the amount of Losses resulting from, arising out of or relating to any such breach of representation or warranty.

(c)            The Losses incurred or suffered by an Indemnified Party shall be reduced by (i) the amount of any related insurance proceeds actually received by such Indemnified Party or its Affiliates in connection with the corresponding claim (net of applicable deductible or retention amounts, based on the parties’ reasonable estimate of the increases in insurance premiums directly resulting from such claim and costs of recovery), and (ii) any other compensatory payments actually received by such Indemnified Party or its Affiliates from any other Persons by way of indemnification, guarantee or similar mechanism with respect to the Losses for which indemnification is claimed. To the extent available, each Indemnified Party shall use its commercially reasonable efforts to obtain recovery from any such available insurance policy or indemnification, guarantee or similar mechanism, provided, however, such obligation shall not include any requirement to commence any action, suit proceeding, or alternative dispute resolution process to obtain such recovery, and shall not prevent or delay receipt of indemnification payments hereunder to the extent an Indemnified Party is otherwise entitled thereto. If any amount referenced in this Section 8.7(c) is actually received after the related indemnification payment has been made, then the applicable Indemnified Party shall remit such amounts to the applicable Indemnifying Party. For the avoidance of doubt, no amounts received by the Buyer Indemnified Parties from the R&W Insurance Policy shall necessitate any refund of any amount collected from the Indemnification Escrow Amount or otherwise from the Stockholder Indemnifying Parties to satisfy the retention under the R&W Insurance Policy.

8.8          Right to Bring Claim. Notwithstanding anything in this Section 8.8 or elsewhere in this Agreement to the contrary, (a) prior to the Closing, only the Company, and after the Closing only the Stockholders’ Representative, shall have the right, power and authority to commence any action, suit or proceeding by and on behalf of any or all of the Stockholders against Buyer, Merger Sub and their respective Affiliates, including the Surviving Company, or any other Buyer Indemnified Party, and in no event shall any Stockholder himself, herself or itself have the right to commence any action, suit or proceeding against Buyer, Merger Sub and their respective Affiliates, including the Surviving Company, or any other Buyer Indemnified Party, in each case other than any such action, suit or proceeding in connection with such Stockholder’s right to receive its portion of the Merger Consideration set forth on the Allocation Statement; and (b) only the Buyer, shall have the right, power and authority to commence any action, suit or proceeding by and on behalf of any or all of the Buyer Indemnified Parties against the Company or the Stockholder Indemnifying Parties and their respective Affiliates.

8.9          Exclusion of Other Remedies. This Article VIII and Section 6.13 constitute the sole and exclusive remedies after the Closing arising out of or relating to this Agreement or any Transactions, except (i) with respect to fraud or intentional misrepresentation, (ii) nothing herein shall restrict the ability of Buyer to seek specific performance or other equitable remedies against any Person, (iii) under the R&W Insurance Policy against the R&W Insurer, (iv) remedies provided pursuant to other Transaction Documents pursuant to their terms and (v) a determination of the Purchase Price Adjustment (which is governed by, including injunctive or other relief, in accordance with Section 10.10.

Article IX

TERMINATION

9.1            Termination of Agreement. This Agreement may be terminated prior to the Effective Time as follows:

(a)          At the election of the Company or Buyer on or after June 29, 2020 (the “Termination Date”) if the Closing shall not have occurred by the close of business on such date, unless such date is extended by written agreement of the Company and Buyer; provided, that, the right to terminate this Agreement pursuant to this Section 9.1(a) shall not be available to a party that is in breach in any material respect of any of its obligations hereunder;

(b)           by mutual written consent of the Company and Buyer;

(c)           by the Company if there shall have been a breach by Buyer or Merger Sub of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.3, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) Business Days after providing written notice of such breach to the other party and (ii) the Termination Date, provided the Company is not then in material breach under this Agreement;

(d)           by Buyer if there shall have been a breach by the Company of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.2, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) Business Days after providing written notice of such breach to the other party and (ii) the Termination Date;

(e)           by the Company or Buyer if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(f)              by Buyer if the Stockholder Approval shall not have been obtained within twenty-four (24) hours of the signing of this Agreement.

9.2            Procedure upon Termination. In the event of termination and abandonment by Buyer or the Company, or both, pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party or parties, which written notice shall specify the provision or provisions hereof pursuant to which such termination is being effected, and this Agreement shall terminate (subject to the provisions of Section 8.3(a)), and the Transactions shall be abandoned, without further action by Buyer or the Company.

9.3            Effect of Termination.

(a)           In the event that this Agreement is validly terminated in accordance with Sections 9.1 and 9.2, this Agreement shall immediately become null and void and the parties hereto shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Buyer, Merger Sub, the Company or the Stockholders’ Representative; provided, that (i) subject to Section 9.3(b), no such termination shall relieve any party hereto from liability for fraud or for any willful and intentional breach of any of its covenants or agreements or any willful and intentional breach of any of its representations and warranties contained in this Agreement prior to termination, and the damages recoverable by the non-breaching party shall include all attorneys’ fees reasonably incurred by such party in connection with the Transactions, and (ii) the provisions of this Section 9.3, Section 6.5, Section 6.8 and Article X hereof shall survive any such termination and shall remain in full force and effect.

(b)          The Confidentiality Agreement shall survive any termination of this Agreement and nothing in this Section 9.3 shall relieve the parties hereto of their obligations under the Confidentiality Agreement.

Article X

MISCELLANEOUS

10.1          Payment of Sales, Use or Similar Taxes. The Stockholder Indemnifying Parties, on the one hand, and solely among themselves, severally and not jointly, and Buyer, on the other hand, shall each pay fifty percent (50%) of any sales, use, transfer, intangible, recordation, documentary, stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the Transactions.

10.2          Expenses. Whether or not the Transactions are consummated, and except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees), and the Stockholders will bear the fees, costs and expenses incurred by the Stockholders and the Company in connection with the negotiation, execution and performance of this Agreement and the Transactions.

10.3          Governing Law; Jurisdiction; Consent to Service of Process; Waiver of Jury.

(a)           This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, including without limitation Delaware laws relating to applicable statutes of limitation and burdens of proof;

(b)          Subject to the provisions of Section 3.2(d) of this Agreement, all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware and any federal appellate court therefrom) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF SUCH ACTION OR PROCEEDING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) IT MAKES THIS WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.3(c).

10.4          Entire Agreement. This Agreement (including the Company Disclosure Schedule and Exhibits hereto), the Transaction Documents, the Confidentiality Agreement, and each other agreement, document, instrument or certificate contemplated hereby or to be executed in connection with the Transactions (collectively, the “Specified Documents”), represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior or contemporaneous agreements among the parties with respect to the Transactions.

10.5          Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Any provision of this Agreement can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant, or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Notwithstanding anything to the contrary contained in this Agreement, prior to the date upon which the “Secured Obligations” under, and as such term is defined in the Senior Loan Agreement have been indefeasibly repaid in their entirety and the Senior Loan Agreement is terminated, no provision of this Agreement may be amended, modified or waived in any manner without the prior written consent of Senior Lender.

10.6          Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by e-mail, (iii) when received or rejected by the addressee if sent by registered or certified mail, postage prepaid, return receipt requested, or (iv) one (1) Business Day following the day sent by reputable overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company to:

Giner ELX, Inc.

Attention: Andrew Belt

Email: abelt@ginerinc.com

With a copy (which shall not constitute notice) to each of:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Attention: Ethan Lutske
Email: elutske@wsgr.com

If to the Stockholders’ Representative, to:

Attention: Giner, Inc. c/o Andrew Belt

Email: abelt@ginerinc.com

With a copy (which shall not constitute notice) to:

Attention: Theresa Scavone
Email: tscavone@ginerinc.com

If to Buyer, LLC Sub or Merger Sub, to:

Plug Power Inc.

968 Albany Shaker Road

Latham, NY 12110

Attention: Gerry Conway, General Counsel

Email: gconway@plugpower.com

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention: Robert P. Whalen, Jr.

Facsimile: 617.801.8906
Email: RWhalen@goodwinlaw.com

10.7          Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

10.8          Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their respective successors and permitted assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder; provided, however, that the parties hereto specifically acknowledge and agree that (i) the provisions of Section 6.6 hereof are intended to be for the benefit of, and shall be enforceable by, all indemnitees (in all of their capacities) affected thereby; and (ii) this Agreement is intended to be for the benefit of, and shall be enforceable in all respects by the Stockholders’ Representative on behalf of the Stockholders; provided, no assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Buyer and Merger Sub may assign their respective rights, interests and obligations hereunder, without the consent of any Person, to an Affiliate. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Notwithstanding the foregoing, Buyer and Merger Sub may assign all of their respective rights under this Agreement for collateral security purposes to any lender providing financing to Buyer or Merger Sub but no such assignment shall relieve Buyer or Merger Sub of any liability or obligation hereunder. Notwithstanding anything to the contrary contained in this Agreement, Section 3.3, Section 10.3, Section 10.5, Section 10.10, 10.11(a), and this Section 10.8 shall insure to the benefit of the Senior Lenders and their successors and assigns, each of whom are intended to be third party beneficiaries hereof and thereof (it being understood and agreed that the provisions of such sections will be enforceable by the Senior Lenders).

10.9          No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. Each of the parties hereto hereby acknowledges that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s length transaction.

10.10        Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party shall be entitled to an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by any other party and to enforce specifically the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any other party, in any court of competent jurisdiction and appropriate injunctive relief shall be granted in connection therewith seeking an injunction, a decree or order of specific performance or other equitable remedy shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition to and not in substitution for any other remedy to which such party is entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (i) the other party has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or in equity. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company, the Stockholder’s Representative or any of their respective Affiliates or Related Persons be entitled to seek the remedy of specific performance of this Agreement against the Senior Lenders.

10.11         Stockholders’ Representative.

(a)           The Stockholders’ Representative is hereby irrevocably appointed as the Stockholders’ Representative, agent, proxy, and attorney-in-fact for all the Stockholders for all purposes under this Agreement including the full power and authority on the Stockholders’ behalf:

(i)             to consummate the Transactions,

(ii)            to negotiate and settle disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith,

(iii)            to receive and disburse to the Stockholders any funds received on behalf of the Stockholders under this Agreement or otherwise,

(iv)           to withhold any amounts received on behalf of the Stockholders pursuant to this Agreement or otherwise to satisfy any and all obligations or liabilities incurred by the Stockholders or the Stockholders’ Representative in the performance of their duties hereunder,

(v)            to direct the distribution of funds, engage the Company to distribute funds (including the Merger Consideration, the Net Positive Purchase Price Adjustment Amount (if any) and the Adjustment Escrow Release Amount), give receipts for funds, make or direct payments of funds from the Adjustment Escrow Amount in satisfaction of claims asserted by Buyer, and object to any claims by any Person against the Adjustment Escrow Amount,

(vi)            to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of the Stockholders), and

(vii)          to take all other actions to be taken by or on behalf of the Stockholders in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith.

The Stockholders, by approving this Agreement (whether by vote or by execution of a Letter of Transmittal), further agree that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Stockholders’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder. All decisions and actions by the Stockholders’ Representative shall be binding upon all of the Stockholders and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same. If an allocation is not otherwise provided for in this Agreement, the Stockholders’ Representative shall distribute funds to the Stockholders in accordance with their respective Indemnifying Party Pro Rata Share. Buyer, LLC Sub, Merger Sub and Senior Lenders may conclusively rely, without independent verification or investigation, upon any such decision or action of the Stockholders’ Representative as being the binding decision or action of every Stockholder, and neither Buyer, LLC Sub, Merger Sub nor Senior Lenders shall be liable to any Stockholder or any other Persons for any actions taken or omitted from being taken by them or by Buyer, LLC Sub, Merger Sub or Senior Lenders in accordance with or reliance upon any such decision or action of the Stockholders’ Representative. The Stockholders’ Representative shall have no duties or obligations to the Stockholders hereunder, except as expressly set forth in this Agreement, and no implied covenants, agreements, functions, duties, responsibilities, obligations or liabilities shall be read into this Agreement, or shall otherwise exist against the Stockholders’ Representative.

(b)           By the approval of this Agreement, each Stockholder hereby severally, for itself only and not jointly and up to its Indemnifying Party Pro Rata Share, agrees to indemnify and hold harmless the Stockholders’ Representative and its partners, managers, officers, agents and other representatives against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts incurred by such Persons in connection with any action, suit or proceeding to which the Stockholders’ Representative or such other Person is made a party by reason of the fact that it is or was acting as the Stockholders’ Representative pursuant to the terms of this Agreement, other than as a result of the Stockholders’ Representative’s bad faith or willful misconduct.

(c)           Neither the Stockholders’ Representative nor any of its members, managers, officers, agents or other representatives shall incur any liability to any Stockholder by virtue of the failure or refusal of such Persons for any reason to consummate the Transactions or relating to the performance of their duties hereunder, except for actions or omissions constituting bad faith or willful misconduct. The Stockholders’ Representative and its members, managers, officers, agents and other representatives and their respective Affiliates shall have no liability in respect of any Legal Proceeding brought against such Persons by any Stockholder, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, unless such Persons took or omitted taking any action in bad faith or as result of willful misconduct.

(d)          The Stockholders’ Representative shall have the right, in its sole discretion, to recover from any amounts withheld by the Stockholders’ Representative, including without limitation, its reasonable out of pocket expenses incurred in the performance of its duties hereunder (the “Charges”). In the event such amounts are insufficient to satisfy the Charges, then the Stockholders’ Representative may recover such deficit from the Adjustment Escrow Amount. In event the Adjustment Escrow Amount is insufficient to satisfy such deficit, each Stockholder will be obligated to pay any remaining unpaid amounts to the Stockholders’ Representative on a several, and not joint, basis, up to each such Stockholder’s Indemnifying Party Pro Rata Share.

(e)           In the event that the Stockholders’ Representative becomes unable or unwilling to continue in its capacity as the Stockholders’ Representative, or if the Stockholders’ Representative resigns as the Stockholders’ Representative, a majority in interest of the Stockholders may by written consent appoint a new representative as the Stockholders’ Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of a majority in interest of the Stockholders must be delivered to Buyer. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Buyer.

10.12        Counterparts. This Agreement may be executed in one or more counterparts including by facsimile or other means of electronic transmission, such as by electronic mail in “.pdf” form, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10.13        Waiver of Conflicts Regarding Representation. Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) has represented the Company and the Stockholders’ Representative. Each of the parties hereto recognizes the commonality of interest that exists and will continue to exist until the Effective Time, and the parties hereto agree that such commonality of interest should continue to be recognized after the Effective Time. Specifically, the parties hereto agree that Buyer (including its Affiliates) shall not, and shall not cause the Surviving Company or any of its Affiliates to, seek to have WSGR disqualified from representing the Stockholders’ Representative, any Securityholders or any of their respective Affiliates in connection with any dispute that may arise between the Stockholders’ Representative, any Securityholders or any of their respective Affiliates, on the one hand, and the Buyer (including its Affiliates), on the other, in connection with this Agreement or the Transactions, including any matter concerning Earn-Out Obligations and the payment thereof. The parties hereto further agree that (a) as to all communications among WSGR and the Stockholder’s Representative, the Securityholders and their respective Affiliates (individually and collectively, the “Seller Group”) that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the exception of client confidence belongs solely to the Seller Group and shall not pass to or be claimed by the Buyer (or its Affiliates), because the interests of Buyer and its Affiliates were directly adverse to the Company, the Securityholders and the Stockholders’ Representative at the time such communications were made and (b) the Stockholders’ Representative (and not Buyer or the Surviving Company) shall have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Company and its Affiliates and WSGR that occurred before the Effective Time. This right to the attorney-client privilege shall exist even if such communications may exist on the Company’s computer system or in documents in the Company’s possession. Notwithstanding the foregoing, in the event that any dispute arises between Buyer (including its Affiliates) or the Company and a third party, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by WSGR to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of the Stockholders’ Representative. Buyer and the Company each hereby acknowledge that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than WSGR. This Section 10.13 shall be irrevocable, and no term of this Section 10.13 may be amended, waived or modified, without the prior written consent of the Stockholders’ Representative and WSGR.

10.14       Release. In consideration of, among other things, the delivery of the Aggregate Per Share Consideration hereunder, effective and conditioned upon the completion of the Closing, each Securityholder hereby agrees to be bound by and subject to the waiver and release provisions in Section 2 of the Voting and Support Agreement and Equityholder Acknowledgment, as applicable.

Article XI

tax matters

11.1          Tax Returns.

(a)          The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date, and shall timely pay all Taxes that are due and payable on or before the Closing Date. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law); provided that Buyer shall deliver any such Tax Return that reflects an indemnifiable Tax to the Stockholders’ Representative for review and comment twenty (20) days, in the case of an income Tax Return, and ten (10) days, in the case of any other material Tax Return prior to the due date for filing and consider in good faith any of the Stockholders’ Representative’s reasonable comments timely submitted prior to filing.

(b)          Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Company after the Closing Date with respect to a Pre-Closing Tax Period and for any Straddle Period. Any such Tax Returns shall be prepared consistently with past practice (unless otherwise required by Law).

11.2          Straddle Period. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be equal to:

(a)           in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld in connection with payments to third parties, the amount which would be payable if the taxable year ended with the Closing Date and for such purpose, the taxable period of any partnership, other pass through entity or any non-U.S. entity owned by a Company shall be deemed to terminate at such time), provided that exemptions, allowances, and deductions (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, that are otherwise calculated on an annual basis shall be apportioned on a daily basis; and

(b)           in the case of other Taxes, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date, and the denominator of which is the number of days in the entire period.

11.3          Contests. Buyer agrees to give written notice to Stockholders’ Representative of the receipt of any written notice by the Company, Buyer or any of Buyer’s Affiliates which involves the assertion of any claim, or the commencement of any Action, in respect of which an indemnity may be sought by Buyer pursuant to Article VIII or that directly impact the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code (a “Tax Claim”); provided, that failure to comply with this provision shall not affect Buyer’s right to indemnification hereunder unless the Stockholders are materially prejudiced as a result of such failure. Buyer shall control the contest or resolution of any Tax Claim; provided, however, that Stockholders’ Representative shall be entitled to participate in (but not control the conduct of) the defense of such Tax Claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Buyer. Buyer shall not settle any material Tax Claim without the prior written consent of Stockholders’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned.

11.4          Cooperation and Exchange of Information. The Stockholders’ Representative, the Company and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the others in filing any Tax Return pursuant to this Article XI or in connection with any audit or other proceeding in respect of Taxes of the Company. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Taxing Authorities. Each of Stockholders’ Representative, the Company and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date, Stockholders’ Representative, the Company or Buyer (as the case may be) shall provide the other parties with reasonable written notice and offer the other parties the opportunity to take custody of such materials.

11.5          Post-Closing Actions. From and after the Closing, without the prior written consent of the Stockholders’ Representative, which consent will not be unreasonably withheld, conditioned or delayed, Buyer and its Affiliates shall not, and shall not cause or permit the Company to, (i) amend any Tax Return of the Company with respect to any Pre-Closing Tax Period, or initiate any voluntary disclosure agreement, engage in any voluntary compliance procedures or make any other similar voluntary contact with any Governmental Body with respect to any Pre-Closing Tax Period, (ii) make any Tax election with respect to the Company that has effect for any Pre-Closing Tax Period, including any election under Section 338 of the Code or similar election, or (iii) waive or extend the period applicable to any claim or assessment of Taxes for any Pre-Closing Tax Period, in each case if doing so could reasonably be expected to materially adversely affect the Stockholders.

11.6          Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 4.9 and this Article XI shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days.

11.7          Overlap. To the extent that any obligation or responsibility pursuant to Article VIII may overlap with an obligation or responsibility pursuant to this Article XI, the provisions of this Article XI shall govern.

11.8          Reorganization. The parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3. It is intended by the parties hereto that the Mergers shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and each party to this Agreement will take all commercially reasonable action to cause the Merger to so qualify and shall not take any action or position before a Governmental Authority or on any Tax Return that is inconsistent with the intent to treat the Merger as a “reorganization” within the meaning of Section 368(a), unless (a) otherwise required by a final “determination” (within the meaning of Section 1313(a)(1) of the Code or any comparable provision of state or local Law), or (b) with the consent of the other parties. No party has Knowledge of any circumstances that would preclude it from reporting the Merger as a reorganization consistently with this Section 11.7.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

BUYER:

PLUG POWER, INC.

By:	/s/ Andrew Marsh
Name: Andrew Marsh
Title: President

LLC SUB:

GINER ELX SUB, LLC

By:	/s/ Andrew Marsh
Name: Andrew Marsh
Title: President

MERGER SUB:

GINER ELX MERGER SUB, INC.

By:	/s/ Andrew Marsh
Name: Andrew Marsh
Title: President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

THE COMPANY:

GINER ELX, INC.

By:	/s/ Andrew Belt
Name: Andrew Belt
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

STOCKHOLDERS’ REPRESENTATIVE:

GINER, INC.

By:	/s/ Cortney Mittelsteadt
Name: Cortney Mittelsteadt
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]